BNCCORP, Inc.

The Art of Financial Success

ANNUAL

REPORT

2003

Table of Contents

Corporate Profile

BNCCORP, Inc. (NASDAQ: BNCC) is a registered bank holding company dedicated to providing a broad range of financial products and superior customer service to businesses and consumers in its local communities. The company operates 23 locations in Arizona, Minnesota, North Dakota and Utah through its subsidiary, BNC National Bank. The company also provides a wide array of insurance, brokerage and trust and financial services through BNC National Bank subsidiaries Milne Scali & Company, Inc. and BNC Asset Management, Inc. and the Bank's trust and financial services division. The company offers a wide variety of traditional and nontraditional financial products and services in order to meet the financial needs of its current customer base, establish new relationships in the markets it serves and expand its business opportunities.

Mission

Our mission is to provide tailor-made financial solutions for our customers that will assist them in achieving their goals, while enhancing shareholder value.

Operating Strategy

We provide relationship-based banking and financial services to small to mid-sized businesses, business owners, professionals and consumers in our market areas of Arizona, Minnesota, North Dakota and Utah. Our goal is to become a one-stop financial services provider offering traditional bank products and services, insurance, brokerage, asset management, trust, tax planning and preparation, employee benefit plan design and administration and other financial-related services. The other key elements of BNCCORP's operating strategy are:

- Emphasize individualized, high-level customer service.
- Encourage an entrepreneurial attitude among the employees who provide products and services.
- Maintain high asset quality by implementing strong loan policies and continuously monitoring loans and the loan review process.
- Centralize administrative and support functions.



BNCCORP, INC. AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)
Operating Results:					
Net interest income	$ 13,378	$ 13,082	$ 13,533	$ 12,979	$ 12,097
Provision for credit losses	1,475	1,202	1,699	1,202	1,138
Noninterest income	20,812	16,296	8,714	7,683	6,028
Noninterest expense	27,290	25,329	18,182	15,821	17,435
Net income	3,844	2,025	1,695	2,456	(255)
Period-End Balances:					
Total assets	621,477	602,228	555,967	547,447	445,232
Loans	283,555	335,794	297,924	252,753	254,009
Deposits	395,942	398,245	375,277	330,894	316,772
Common stockholders' equity	38,686	36,223	30,679	29,457	23,149
Financial Ratios:					
Return on average total assets	0.64%	0.36%	0.31%	0.47%	(0.07)%
Return on average common stockholders' equity	9.92	5.77	5.51	10.02	(1.22)
Net interest margin	2.47	2.51	2.63	2.65	3.38
Efficiency ratio	79.82	86.22	81.73	76.57	96.20
Average common stockholders' equity to average total assets	6.25	5.93	5.64	4.71	5.48
Per Share of Common Stock:					
Earnings, basic	$ 1.38	$ 0.74	$ 0.71	$ 1.02	$ (0.11)
Earnings, diluted	1.35	0.74	0.70	1.02	(0.11)
Book value	14.07	13.41	12.79	12.30	9.65

(1) From continuing operations.


NET INTEREST INCOME In thousands
99
00
01
02
03
15,000
14,000
13,000
12,000
$12,097
$12,979
$13,533
$13,082
$13,378


NONINTEREST INCOME In thousands
99
00
01
02
03
25,000
20,000
15,000
10,000
5,000
$6,028
$7,683
$8,714
$16,296
$20,812


TOTAL ASSETS In thousands
99
00
01
02
03
600,000
500,000
400,000
300,000
$445,232
$547,447
$555,967
$602,228
$621,477



4

In 2003, BNCCORP, Inc. delivered record net income for stockholders, while continuing to provide customers with the quality products and responsive service that they have come to expect from our broad array of banking, insurance and brokerage/trust/financial services units. We also took action to expand several of our operations during the year, thereby investing in the continued growth and success of our business.

Net income for 2003 was $3.84 million, or $1.35 per share on a diluted basis, an 88.5% increase from our 2002 earnings of $2.04 million, or $0.75 per diluted share. We can attribute these excellent results primarily to our diversified and balanced base of financial services businesses. In particular, we benefited from a full year of operations of Milne Scali & Company, Inc. ("Milne Scali") a Phoenix-based insurance agency acquired in April 2002. In addition, our financial services division generated a significant transaction fee in the second quarter. The contributions from these two businesses more than offset the pressure on the net interest margin due to the prevailing interest rate environment, a change in the mix of our earning asset portfolio, and weak loan demand caused by economic conditions. Results for 2002 included income of $14,000, or $0.01 per diluted share, from a branch in Fargo, North Dakota, which was sold on September 30, 2002, and subsequently classified as a discontinued operation.

Performance Highlights

Net interest income held relatively steady, at $13.38 million for 2003 and $13.08 million for 2002. Due to the adoption of Statement of Financial Accounting Standards No. 150, the expense associated with the Company's subordinated debentures is now classified in interest expense for all periods presented.

Reflecting our ongoing strategy of building a solid base of fee-generating businesses, BNCCORP's noninterest income rose 27.7% to $20.81 million for 2003, from $16.30 million for 2002. Insurance commission income generated by Milne Scali was the principal engine of growth in noninterest income. Other significant sources of noninterest income included fees on loans, trust and financial services income (including the previously noted transaction fee) and net gains on sales of securities. Noninterest income represented 60.87% of gross revenues for 2003, up from 55.47% for 2002.

Noninterest expense was $27.29 million for 2003, an increase of 7.7% from the 2002 figure of $25.33 million. The increase primarily reflected expenses incurred in the expansion of our banking and insurance operations, particularly in the Arizona market. We are pleased to note, however, that net income rose at a significantly faster rate than noninterest expense.

Loan and Deposit Trends

Total loans included in continuing operations were $283.6 million at the end of 2003, versus $335.8 million a year earlier and $297.9 million at December 31, 2001. The change from 2002 to 2003 was due to planned loan reductions as well as the completion of some financed commercial real estate projects. The loan volume reduction led to an increase in investment portfolio securities as we strove to maintain a desirable level of earning assets. This strategy is reflected in the increase in investment securities available for sale, which rose to $262.6 million at December 31, 2003, from $208.1 million a year earlier and $211.8 million at December 31, 2001. Total assets included in continuing operations were $621.5 million at year-end 2003, an increase from $602.2 million at the end of 2002 and $556.0 million at the end of 2001.

Total deposits included in continuing operations were $395.9 million at the end of 2003, compared with $398.2 million a year earlier and $375.3 million at December 31, 2001. The decrease in deposits in 2003 reflected a $27.2 million reduction in brokered and national market certificates of deposit, offset by deposit growth, primarily in our Wealthbuilder family of deposit products. Reflecting the success of our expansion into new markets, the Arizona operations of BNC National Bank accounted for approximately 31% of total loans and 20% of total deposits at the end of 2003.

Total common stockholders' equity for BNCCORP at December 31, 2003 was $38.7 million, equivalent to book value per common share of $14.07 (tangible book value per common share of $5.54). The comparable 2002 figures were total common stockholders' equity of $36.2 million, and book value per common share of $13.41 (tangible book value per common share of $5.60). Net unrealized gains in the investment portfolio as of December 31, 2003 were more than $1.6 million, or approximately $0.59 per share, on a pretax basis, compared with $4.4 million, or approximately $1.62 per share, on a pretax basis, at December 31, 2002.

Asset Quality

BNCCORP continued its diligent efforts to maintain sound asset quality during the past year. The provisions for credit losses were $1.48 million and $1.20 million for 2003 and 2002, respectively. The allowance for credit losses as a percentage of total loans strengthened to 1.68% at year-end 2003, from 1.49% at December 31, 2002, and 1.45% at December 2001. The ratio of total nonperforming assets to total assets was 1.28% at the end of 2003, compared with 1.27% at the close of 2002 and 0.80% at the close of 2001. The ratio of allowance for credit losses to total nonperforming loans was 60% at December 31, 2003, compared with 66% a year earlier and 99% two years earlier.

Subsequent to the end of 2003, BNCCORP received a pay-off on one nonaccrual loan with an outstanding balance at December 31, 2003 totaling approximately $4.5 million. A second nonaccrual loan, with an outstanding balance of $2.2 million at December 31, 2003, is a commercial loan on which a liquidation settlement agreement has been executed. We believe the agreement will result in resolution of this nonaccrual loan by the end of the second quarter of 2004. As these two loans represented the majority of the Company's nonaccrual loans by dollar amount at December 31, 2003, these developments have resulted in significant improvement in asset quality, and are expected to continue to do so. We wish to recognize the lending personnel whose dedicated efforts were instrumental in obtaining resolution or near resolution of these credits.

Investing for Growth

Our strategy of creating a mix of diverse and complementary core businesses – banking, insurance and brokerage/trust/financial services – clearly has produced positive results for BNCCORP and our stockholders and customers. In 2004, we will continue to focus on investing in initiatives that will further advance our strategy and drive profitable growth.

Among the investments in growth that are currently in process or planned for later in 2004 are the following:

- Our BNC National Bank subsidiary is continuing to strengthen its branch network in Arizona. We have relocated the Bank's main Arizona office from Tempe to the Esplanade in Phoenix, while maintaining the Tempe location as a branch office. This follows the opening of a Scottsdale branch and the relocation of our East Camelback office in 2003. During early 2004 we acquired two properties in Tucson. After completing the initiatives now under way, BNC National Bank, including its Milne Scali subsidiary, will have 9 locations in Arizona.
- Also during 2003, BNC National Bank acquired a location for a branch office in Golden Valley, Minnesota, which is expected to open in the Spring of 2004.
- At the close of last year, Milne Scali announced the acquisition of certain assets and assumption of certain liabilities of The Insurance Alliance of the Southwest, Inc., based in Tucson. This transaction further strengthens our presence in the Arizona insurance market, and enhances our ability to serve the needs of small and middle-market businesses.
- In January 2004, BNC National Bank purchased the assets of Lynk Financial LLC, an established mortgage operation based in Arizona.

Each of BNCCORP's diverse operating units has a solid business base, a commitment to offering superior products and services, attractive opportunities in the marketplace, and a well-defined strategy for growth. We look forward to continuing to build on this strong foundation to serve the needs of our customers while delivering enhanced value for our stockholders in the year ahead.

TRACY SCOTT
Chairman of the Board

GREGORY K. CLEVELAND
President and Chief Executive Officer



6

To provide an in-depth perspective on the progress made by BNCCORP, Inc. during 2003, and the strong foundation now in place for the future, Gregory K. Cleveland, President and Chief Executive Officer, responded to a series of questions.

What do you consider to be the most important accomplishments of BNCCORP during 2003?

Mr. Cleveland: To begin with, we would have to point to our financial performance, and particularly our record net income of $3.84 million, which increased 88.5% from the previous year. Equally important, we made progress on a number of initiatives to position BNCCORP for future profitable growth. For example, we identified a number of new branch locations to expand our retail franchises in the Arizona and Minneapolis markets, which is consistent with our plans to grow core deposits and loan volume. We also expanded our insurance agency business into the Tucson, Arizona market, and purchased an Arizona-based mortgage banking operation.

We have continued to increase our noninterest income in absolute dollars, and as a percentage of gross revenues. This has been a key strategic objective for BNCCORP, and with noninterest income representing 60.87% of gross revenues last year, we have exceeded our own internal targets. Our improved asset quality is another highlight, although the most significant progress actually took place early in 2004 as we resolved some nonaccrual loans that were included in our nonperforming loans at December 31, 2003. The effect is that we are beginning a new year with the strongest asset quality in nearly a decade.

How did BNCCORP's strategy of building a broad base of financial services operations contribute to the strong performance?

Mr. Cleveland: We have three diverse, but complementary, businesses: banking, insurance and brokerage/trust/financial services. This structure provides BNCCORP with the opportunity to meet more of our customers' financial services needs, differentiate ourselves in the marketplace and – importantly – deliver a balanced revenue and income stream. In 2003, for example, commissions generated by our insurance agency operations contributed significantly to our performance. Our financial services division was able to help a customer with a business sale, generating a sizeable transaction fee in the process. The results from these two businesses balanced out the performance in the banking area, where loan demand was modest due to economic conditions and margins were compressed due to the prevailing interest rate environment and a shift in the mix of our earning asset portfolio – although we did experience growth in core deposits. Our businesses work together to provide customers with a broad array of services. For example, we now have insurance agents in every branch location.

We have continued to increase our noninterest income in absolute dollars, and as a percentage of gross revenues.

With respect to your strategy of building your presence in the Arizona and Minneapolis markets, what makes these regions so attractive for banking business?

Mr. Cleveland: Each of our markets offers solid growth potential, but they have very different economic drivers. Arizona should continue to experience significant population growth and business formation for the foreseeable future. Minneapolis is a more mature market, but has an affluent population and growing businesses. Also, because industry consolidation has reduced the number of local competitors, Minneapolis offers real business opportunities for a service-oriented, community financial institution like BNCCORP. And, of course, we are a major presence in our original North Dakota market, which consists of stable communities where we are well positioned to serve the main population and business centers.

How are you managing a growing presence in three different regions?

Mr. Cleveland: In each of our core markets we now have a regional president, who has the responsibility not only to ensure superior customer service, but also to grow the franchise. We specifically chose financial services managers who have experience with a broad range of products, and whose skills complement their respective markets.

What are some of BNCCORP's major initiatives for the future?

Mr. Cleveland: Of course, we want to continue to expand our regional franchises, and are continuing to look for additional branch locations. We also added a number of seasoned lending professionals, with existing strong customer relationships, during 2003 – so we will be placing a lot of emphasis on growing our loan business now that the U.S. economy appears to be improving.

One of the things we are especially excited about is our new multi-year consulting arrangement with Roxanne Emmerich, the author of Profit-Growth Banking and a highly respected advisor to bank managements. Ms. Emmerich will be working with BNCCORP to define a strategic vision that will lead the way to higher performance, and to help employees align with our vision and objectives. We believe it's important for our long-term growth to differentiate our brand and to foster a sales culture that thrives on providing solutions to customers' needs. We have to keep evolving in order to serve our market and produce value for shareholders, and this is the logical next step in our evolution as a high-performance institution.

8

BNCCORP, Inc. is responsible for the preparation of the financial statements and all other information contained in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and necessarily include amounts based on judgments and estimates made by management. All financial information in this annual report is consistent with the financial statements.

BNCCORP recognizes the importance of maintaining the highest possible standards of conduct, including the preparation and dissemination of statements fairly presenting BNCCORP's financial condition. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. BNCCORP's system of internal accounting controls is designed to provide reasonable assurance at reasonable costs that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. Internal and external audit personnel test and evaluate the internal control system as they deem necessary to issue their reports and opinions.

KPMG LLP, the Company's independent auditor, was engaged to audit our financial statements. KPMG LLP maintained an understanding of our internal controls and conducted such tests and other auditing procedures considered necessary in the circumstances to express its opinion of the financial statements.

The Board of Directors, acting through the Audit Committee composed of non-employee directors, meets periodically with management, the Company's internal auditors and the independent auditors to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent auditors and the internal auditors have full and free access to the Audit Committee, with and without management present, to discuss the results of their work and observations on the adequacy

Tracy Scott	Gregory K. Cleveland	Brenda L. Rebel
Chairman of the Board	President & Chief Executive Officer	Chief Financial Officer

Report of Independent Public Accountants

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

9

Independent Auditors' Report

The Board of Directors and Stockholders
BNCCORP, Inc.:

We have audited the accompanying consolidated balance sheets of BNCCORP, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNCCORP, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Minneapolis, Minnesota
January 29, 2004



10

BNCCORP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31

(In thousands, except share and per share data)

ASSETS

	2003	2002
CASH AND DUE FROM BANKS	$ 12,520	$ 16,978
INTEREST-BEARING DEPOSITS WITH BANKS	—	159
Cash and cash equivalents	12,520	17,137
INVESTMENT SECURITIES AVAILABLE FOR SALE	262,568	208,072
FEDERAL RESERVE BANK AND FEDERAL HOME LOAN BANK STOCK	7,596	7,071
LOANS AND LEASES, net	283,555	335,794
ALLOWANCE FOR CREDIT LOSSES	(4,763)	(5,006)
Net loans and leases	278,792	330,788
PREMISES AND EQUIPMENT, net	18,570	11,100
INTEREST RECEIVABLE	2,462	2,856
OTHER ASSETS	15,507	4,119
GOODWILL	15,089	12,210
OTHER INTANGIBLE ASSETS, net	8,373	8,875
	$ 621,477	$ 602,228

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
DEPOSITS:		
Noninterest-bearing	$ 44,725	$ 44,362
Interest-bearing –		
Savings, interest checking and money market	215,525	187,531
Time deposits $100,000 and over	46,569	64,905
Other time deposits	89,123	101,447
Total deposits	395,942	398,245
SHORT-TERM BORROWINGS	31,383	28,120
FEDERAL HOME LOAN BANK ADVANCES	112,200	97,200
LONG-TERM BORROWINGS	8,640	8,561
GUARANTEED PREFERRED BENEFICIAL INTERESTS IN COMPANY'S SUBORDINATED DEBENTURES	22,397	22,326
OTHER LIABILITIES	10,729	10,053
Total liabilities	581,291	564,505
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value – 2,000,000 shares authorized; 150 shares issued and outstanding	—	—
Capital surplus – preferred stock	1,500	1,500
Common stock, $.01 par value – 10,000,000 shares authorized; 2,749,196 and 2,700,929 shares issued and outstanding (excluding 42,880 shares held in treasury)	28	27
Capital surplus – common stock	17,074	16,614
Retained earnings	21,119	17,395
Treasury stock (42,880 shares)	(513)	(513)
Accumulated other comprehensive income, net of income taxes	978	2,700
Total stockholders' equity	40,186	37,723
	$ 621,477	$ 602,228

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income

For the Years Ended December 31
(In thousands, except per share data)

	2003	2002	2001
INTEREST INCOME:			
Interest and fees on loans	$ 19,297	$ 20,778	$ 23,991
Interest and dividends on investments -			
Taxable	7,545	9,774	12,354
Tax-exempt	1,535	977	829
Dividends	259	223	362
Other	10	66	50
Total interest income	28,646	31,818	37,586
INTEREST EXPENSE:			
Deposits	7,438	10,242	14,253
Short-term borrowings	382	141	441
Federal Home Loan Bank advances	5,333	6,214	7,185
Long-term borrowings	387	310	777
Subordinated debentures	1,728	1,829	1,377
Total interest expense	15,268	18,736	24,033
Net interest income	13,378	13,082	13,553
PROVISION FOR CREDIT LOSSES	1,475	1,202	1,699
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	11,903	11,880	11,854
NONINTEREST INCOME:			
Insurance commissions	14,568	8,981	1,891
Fees on loans	2,022	2,169	1,936
Trust and financial services	1,009	751	899
Net gain on sales of securities	968	1,870	1,396
Service charges	909	755	636
Brokerage income	420	1,094	1,407
Rental income	212	89	54
Other	704	587	495
Total noninterest income	20,812	16,296	8,714
NONINTEREST EXPENSE:			
Salaries and employee benefits	16,478	14,723	9,911
Occupancy	2,306	2,235	1,661
Depreciation and amortization	1,458	1,320	1,123
Office supplies, telephone and postage	1,214	1,106	940
Professional services	1,146	1,495	1,326
Amortization of intangible assets	1,063	881	482
Marketing and promotion	803	749	709
FDIC and other assessments	201	214	193
Repossessed and impaired asset expenses/write-offs	40	142	40
Other	2,581	2,464	1,797
Total noninterest expense	27,290	25,329	18,182
Income from continuing operations before income taxes	5,425	2,847	2,386
Income tax provision	1,581	822	691
Income from continuing operations	3,844	2,025	1,695

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Income, continued

For the Years Ended December 31
(In thousands, except per share data)

	2003	2002	2001
Discontinued Operations:			
Gain (loss) from operations of discontinued Fargo branch			
(including net loss on sale of $49 for 2002), net of income taxes of $6 and $(83)	—	14	(203)
Income before nonoperating item and cumulative effect of change in accounting principle	3,844	2,039	1,492
Nonoperating item - loss on early extinguishment of debt, net of income taxes of $(70)	—	—	(134)
Cumulative effect of change in accounting principle, net of income taxes of $(66)	—	—	(113)
NET INCOME	$ 3,844	$ 2,039	$ 1,245
Dividends on preferred stock	$ (120)	$ (79)	$ —
Income available to common stockholders	$ 3,724	$ 1,960	$ 1,245
BASIC EARNINGS PER COMMON SHARE:			
Income from continuing operations	$ 1.38	$ 0.74	$ 0.71
Gain (loss) from discontinued Fargo branch, net of income taxes	—	0.01	(0.08)
Nonoperating item – loss on early extinguishment of debt, net of income taxes	—	—	(0.06)
Cumulative effect of change in accounting principle, net of income taxes	—	—	(0.05)
Basic earnings per common share	$ 1.38	$ 0.75	$ 0.52
DILUTED EARNINGS PER COMMON SHARE:			
Income from continuing operations	$ 1.35	$ 0.74	$ 0.70
Gain (loss) from discontinued Fargo branch, net of income taxes	—	0.01	(0.08)
Nonoperating item – loss on early extinguishment of debt, net of income taxes	—	—	(0.06)
Cumulative effect of change in accounting principle, net of income taxes	—	—	(0.05)
Diluted earnings per common share	$ 1.35	$ 0.75	$ 0.51

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Years Ended December 31
(In thousands)

	2003	2002	2001
NET INCOME	$ 3,844	$ 2,039	$ 1,245
OTHER COMPREHENSIVE INCOME (LOSS) -			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period, net of income taxes of $(668), $1,197, and $283	(1,122)	2,381	885
Less: reclassification adjustment for gains included in net income, net of income taxes	(600)	(1,330)	(942)
OTHER COMPREHENSIVE INCOME (LOSS)	(1,722)	1,051	(57)
COMPREHENSIVE INCOME	$ 2,122	$ 3,090	$ 1,188

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity

(In thousands, except share data)

	Preferred Stock		Capital Surplus Preferred	Common Stock		Capital Surplus Common	Retained	Treasury	Accumulated Other Comprehensive	
	Shares	Amount	Stock	Shares	Amount	Stock	Earnings	Stock	Income	Total
BALANCE, December 31, 2000	—	$ —	$ —	2,437,910	$ 24	$ 14,050	$ 14,190	$ (513)	$ 1,706	$ 29,457
Net income	—	—	—	—	—	—	1,245	—	—	1,245
Other comprehensive loss - Change in unrealized holding gains on securities available for sale, net of income taxes and reclassification adjustment	—	—	—	—	—	—	—	—	(57)	(57)
Other	—	—	—	4,140	—	34	—	—	—	34
BALANCE, December 31, 2001	—	—	—	2,442,050	24	14,084	15,435	(513)	1,649	30,679
Net income	—	—	—	—	—	—	2,039	—	—	2,039
Other comprehensive income - Change in unrealized holding gains on securities available for sale, net of income taxes and reclassification adjustment	—	—	—	—	—	—	—	—	1,051	1,051
Issuance of preferred stock	150	—	1,500	—	—	—	—	—	—	1,500
Preferred stock dividends	—	—	—	—	—	—	(79)	—	—	(79)
Issuance of common stock	—	—	—	297,759	3	2,497	—	—	—	2,500
Other	—	—	—	4,000	—	33	—	—	—	33
BALANCE, December 31, 2002	150	—	1,500	2,743,809	27	16,614	17,395	(513)	2,700	37,723
Net income	—	—	—	—	—	—	3,844	—	—	3,844
Other comprehensive loss - Change in unrealized holding gains on securities available for sale, net of income taxes and reclassification adjustment	—	—	—	—	—	—	—	—	(1,722)	(1,722)
Preferred stock dividends	—	—	—	—	—	—	(120)	—	—	(120)
Issuance of common stock	—	—	—	12,701	—	227	—	—	—	227
Other	—	—	—	35,566	1	233	—	—	—	234
BALANCE, December 31, 2003	150	$ —	$ 1,500	2,792,076	$ 28	$ 17,074	$ 21,119	$ (513)	$ 978	$ 40,186

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31
(In thousands)

	2003	2002	2001
OPERATING ACTIVITIES:			
Net income	$ 3,844	$ 2,039	$ 1,245
Adjustments to reconcile net income to net cash provided by (used in) operating activities -			
Provision for credit losses	1,475	1,202	1,699
Depreciation and amortization	1,458	1,489	1,364
Amortization of intangible assets	1,063	881	482
Net premium amortization on investment securities	4,116	2,966	2,144
Proceeds from loans recovered	102	136	303
Write down of other real estate owned and repossessed assets	40	142	40
Change in interest receivable and other assets, net	(13,261)	2,308	541
Loss on sale of bank premises and equipment	17	5	5
Net realized gains on sales of investment securities	(968)	(1,870)	(1,396)
Deferred income taxes	874	(269)	(342)
Change in dividend distribution payable	(15)	(4)	413
Change in other liabilities, net	71	(2,965)	(1,233)
Originations of loans to be sold	(81,706)	(92,004)	(122,180)
Proceeds from sale of loans	81,706	92,004	122,180
Net cash provided by (used in) operating activities	(1,184)	6,060	5,265
INVESTING ACTIVITIES:			
Purchases of investment securities	(193,653)	(146,985)	(162,321)
Proceeds from sales of investment securities	76,652	100,651	119,394
Proceeds from maturities of investment securities	56,598	50,984	86,414
Purchases of FRB and FHLB stock	(3,007)	—	—
Proceeds from sales of FRB and FHLB stock	2,482	—	—
Net (increase) decrease in loans	50,419	(35,144)	(53,132)
Additions to premises and equipment	(9,012)	(2,974)	(1,965)
Proceeds from sale of premises and equipment	108	161	66
Cash paid for acquisition of insurance subsidiary	(260)	(13,964)	—
Disposition of discontinued Fargo branch	—	(4,365)	—
Net cash used in investing activities	(19,673)	(51,636)	(11,544)
FINANCING ACTIVITIES:			
Net increase in demand, savings, interest checking and money market accounts	28,357	36,723	12,824
Net increase (decrease) in time deposits	(30,660)	(15,430)	32,681
Net increase (decrease) in short-term borrowings	3,263	27,360	(32,467)
Repayments of FHLB advances	(160,300)	(20,000)	—
Proceeds from FHLB advances	175,300	—	—
Repayments of long-term borrowings	(62)	(62)	(13,000)
Proceeds from long-term borrowings	141	8,610	—
Amortization of discount on subordinated notes	—	—	371
Proceeds from issuance of subordinated debentures	—	—	14,429
Proceeds from issuance of preferred stock	—	1,500	—
Payment of preferred stock dividends	(120)	(79)	—
Amortization of discount on subordinated debentures	86	86	(50)
Other, net	235	33	(120)
Net cash provided by financing activities	16,240	38,741	14,668
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,617)	(6,835)	8,389
CASH AND CASH EQUIVALENTS, beginning of year	17,137	23,972	15,583
CASH AND CASH EQUIVALENTS, end of year	$ 12,520	$ 17,137	$ 23,972
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 15,693	$ 19,481	$ 24,601
Income taxes paid	$ 817	$ 912	$ 920

See accompanying notes to consolidated financial statements.

BNCCORP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

1. Description of Business and Summary of Significant Accounting Policies

Description of Business. BNCCORP, Inc. ("BNCCORP") is a registered bank holding company incorporated under the laws of Delaware. It is the parent company of BNC National Bank (together with its wholly-owned subsidiaries, BNC Insurance, Inc., Milne Scali & Company, Inc. ("Milne Scali") and BNC Asset Management, Inc., the "Bank"). BNCCORP, through these wholly owned subsidiaries, which operate from 22 locations in Arizona, Minnesota and North Dakota, provides a broad range of banking, insurance, brokerage, trust and other financial services to small- and mid-sized businesses and individuals.

On July 9, 2001, the Company established a new banking subsidiary, BNC National Bank of Arizona headquartered in Tempe, Arizona.

On April 8, 2002, the Company merged BNC National Bank, its Minnesota chartered bank, with and into BNC National Bank of Arizona and the name of the combined bank was changed to BNC National Bank. The transaction was accounted for as a pooling of interests.

The accounting and reporting policies of BNCCORP and its subsidiaries (collectively, the "Company") conform to accounting principles generally accepted in the United States and general practices within the financial services industry. The more significant accounting policies are summarized below.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of BNCCORP and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Critical Accounting Policies

Critical accounting policies are dependent on estimates that are particularly susceptible to significant change and include the determination of the allowance for credit losses and income taxes. The following have been identified as "critical accounting policies."

Allowance for Credit Losses. The Company maintains its allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. The loan and lease portfolio and other credit exposures are reviewed regularly to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, the Company evaluates the allowance necessary for specific nonperforming loans and also estimates losses in other credit exposures. The resultant three allowance components are as follows:

Specific Reserves. The amount of specific reserves is determined through a loan-by-loan analysis of problem loans over a minimum size that considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to make payments when due. Included in this group are those nonaccrual or renegotiated loans that meet the criteria as being "impaired" under the definition in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Problem loans also include those credits that have been internally classified as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. Under SFAS 114, any allowance on impaired loans is generally based on one of three methods. The accounting standard requires that impaired loans be measured at either the present value of expected cash flows at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral of the loan.

Reserves for Homogeneous Loan Pools. The Company makes a significant number of loans and leases that, due to their underlying similar characteristics, are assessed for loss as "homogeneous" pools. Included in the homogeneous pools are consumer loans and commercial loans under a certain size, which have been excluded from the specific reserve allocation previously discussed. The Company segments the pools by type of loan or lease and, using historical loss information, estimates a loss reserve for each pool.

Qualitative Reserve. The Company's senior lending management also allocates reserves for special situations which are unique to the measurement period. These include, among other things, prevailing and anticipated economic trends, such as economic conditions in certain geographic or industry segments of the portfolio and economic trends in the retail lending sector, management's assessment of credit risk inherent in the loan portfolio, delinquency trends, historical loss experience and peer-group loss history.

Continuous credit monitoring processes and the analysis of loss components is the principal method relied upon by management to ensure that changes in estimated credit loss levels are reflected in the Company's allowance for credit losses on a timely basis. Management also considers experience of peer institutions and regulatory guidance in addition to the Company's own experience. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for credit losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The amount of the allowance for credit losses is highly dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans.

Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers, lessees or properties. These estimates are reviewed periodically. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined appropriate through application of the above processes.

Income Taxes. The Company files consolidated Federal and unitary state income tax returns.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Such differences can relate to differences in accounting for credit losses, depreciation timing differences, unrealized gains and losses on investment securities, deferred compensation and leases, which are treated as operating leases for tax purposes and loans for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The determination of current and deferred income taxes is based on complex analyses of many factors including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts due or owed, the timing of reversals of temporary differences and current financial accounting standards. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

Other Significant Accounting Policies

Business Combinations. Business combinations that have been accounted for under the purchase method of accounting include the results of operations of the acquired businesses from the date of acquisition. Net assets of the companies acquired were recorded at their estimated fair value as of the date of acquisition. Effective with the issuance of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), all business combinations are required to be accounted for by the purchase method. Note 2 to these consolidated financial statements includes a summary of all business combinations completed during the three-year period ended December 31, 2003.

Discontinued Operations. The results of the discontinued operations and any gain or loss on disposal are reported separately from continuing operations. Prior period financial statements have been restated to give effect to the discontinued operations accounted for under this method.

Cash and Cash Equivalents. For purposes of presentation in the consolidated statements of cash flows, the Company considers amounts included in the consolidated balance sheet captions "cash and due from banks" and "interest-bearing deposits with banks" (summarized in the consolidated balance sheet as "cash and cash equivalents") to be cash equivalents.

Investment Securities. Investment and mortgage-backed securities that the Company intends to hold for indefinite periods of time as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or similar factors are classified as available for sale. Available-for-sale securities are carried at market value. Net unrealized gains and losses, net of deferred income taxes, on investments and mortgage-backed securities available for sale are reported as a separate component of stockholders' equity until realized (see "Comprehensive Income"). All securities, other than the securities of the Federal Reserve Bank ("FRB") and the Federal Home Loan Bank ("FHLB"), were classified as available for sale as of December 31, 2003 and 2002. Investment and mortgage-backed securities that the Company intends to hold until maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts using a method that approximates level yield over the period to maturity. The Company did not have any securities classified as held to maturity as of December 31, 2003 or 2002.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses on the sale of investment securities are determined using the specific-identification method and recognized in noninterest income on the trade date.

Declines in the fair value of individual available-for-sale or held-to-maturity securities below their cost, which are deemed other than temporary, could result in a charge to earnings and the corresponding establishment of a new cost basis for the security. Such write-downs, should they occur, would be included in noninterest income as realized losses. There were no such write-downs during 2003, 2002 or 2001. Note 4 to these consolidated financial statements includes a summary of investment securities in a loss position at December 31, 2003 along with the length of time that individual securities have been in a continuous unrealized loss position and a discussion concerning such securities.

Federal Reserve Bank and Federal Home Loan Bank Stock. Investments in FRB and FHLB stock are carried at cost, which approximates fair value.

Loans and Leases. Loans and leases held for investment are stated at their outstanding principal amount net of unearned income, net unamortized deferred fees and costs and an allowance for credit losses. Interest income is recognized on an accrual basis using the interest method prescribed in the loan agreement except when collectibility is in doubt.

Loans and leases, including loans that are considered to be impaired, are reviewed regularly by management and are placed on nonaccrual status when the collection of interest or principal is 90 days or more past due, unless the loan or lease is adequately secured and in the process of collection. Past due status is based on payments as they relate to contractual terms. When a loan or lease is placed on nonaccrual status, unless collection of all principal and interest is considered to be assured, uncollected interest accrued in prior years is charged off against the allowance for credit losses. Interest accrued in the current year is reversed against interest income of the current period. Interest payments received on nonaccrual loans and leases are generally applied to principal unless the remaining principal balance has been determined to be fully collectible. Accrual of interest is resumed when it can be determined that all amounts due under the contract are expected to be collected and the loan has exhibited a sustained level of performance, generally at least six months.

All impaired loans, including all loans that are restructured in a troubled debt restructuring involving a modification of terms, are measured at the present value of expected future cash flows discounted at the loan's initial effective interest rate. The fair value of collateral of an impaired collateral-dependent loan or an observable market price, if one is available, may be used as an alternative to discounting. If the measure of the impaired loan is less than the recorded investment in the loan, impairment will be recognized as a charge-off through the allowance for credit losses. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans are reviewed for impairment on an individual basis.

Loan Origination Fees and Costs. Loan origination fees and costs incurred to extend credit are deferred and amortized over the term of the loan as a yield adjustment. Loan fees representing adjustments of yield are generally deferred and amortized into interest income over the term of the loan using the interest method or a method that approximates a level yield over the estimated remaining lives of the loans. Loan commitment fees are generally deferred and amortized into noninterest income on a straight-line basis over the commitment period. Loan fees not representing adjustments of yield are also included in noninterest income.

Mortgage Servicing and Transfers of Financial Assets. The Bank regularly sells loans to others on a non-recourse basis. Sold loans are not included in the accompanying consolidated balance sheets. The Bank generally retains the right to service the loans as well as the right to receive a portion of the interest income on the loans. At December 31, 2003 and 2002, the Bank was servicing loans for the benefit of others with aggregate unpaid principal balances of $147.0 and $194.7 million, respectively. Many of the loans sold by the Bank are commercial lines of credit for which balances and related payment streams cannot be reasonably estimated in order to determine the fair value of the servicing assets or liabilities and/or future interest income retained by the Bank. Upon sale, any unearned net loan fees or costs are recognized in noninterest income. Gains on sales of loans were $9,000, $0 and $22,000 for 2003, 2002 and 2001, respectively, and are included in noninterest income as fees on loans in the consolidated statements of income.

Premises and Equipment. Land is carried at cost. Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization for financial reporting purposes is charged to operating expense using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are up to 40 years for buildings and three to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. The costs of improvements are capitalized. Maintenance and repairs, as well as gains and losses on dispositions of premises and equipment, are included in noninterest income or expense as incurred.

Other Real Estate Owned and Repossessed Property. Real estate properties and other assets acquired through, or in lieu of, loan foreclosure are included in other assets in the balance sheets, and are stated at the lower of carrying amount or fair value less estimated costs to sell, at the date of transfer to other real estate owned or repossessed property. When an asset is acquired, the excess of the recorded investment in the asset over fair value less estimated costs to sell, if any, is charged to the allowance for credit losses. Management performs valuations periodically. Fair value is generally determined based upon appraisals of the assets involved. Subsequent declines in the estimated fair value, net operating results and gains and losses on disposition of the asset are included in other noninterest expense. The Company's investment in such assets at December 31, 2003 and 2002 was $0 and $8,000, respectively.

Goodwill. Goodwill represents the aggregate excess of the cost of businesses acquired over the fair value of their net assets at dates of acquisition. Prior to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002, goodwill was amortized over its estimated useful life of 15 to 25 years using the straight-line method. The Company reviewed goodwill for impairment periodically or whenever changes in circumstances indicated that the carrying amount of the goodwill may not have been recoverable. With the adoption of SFAS 142, goodwill is no longer amortized, but instead is tested for impairment annually or when impairment indicators are present. Note 9 to these consolidated financial statements includes transition and other disclosures related to goodwill.

Other Intangible Assets. Other intangible assets include premiums paid for deposits assumed, insurance books of business and other miscellaneous intangibles. Deposit premiums are being amortized over their estimated lives of 10 years using the straight-line method. Such accounting treatment is consistent with the recently issued Statement of Financial Accounting Standards No. 147, "Acquisition of Certain Financial Institutions, an Amendment to FASB Statements No. 72 ("SFAS 72") and 144 and FASB Interpretation No. 9 ("FIN 9")" ("SFAS 147"), which became effective on October 1, 2003. Insurance books of business intangibles are being amortized over their estimated lives of 12.5 or 10 years for commercial lines and 9.8 or 10 years for personal lines. Under SFAS 142, the Company's other intangible assets with identifiable lives are amortized over those lives and are monitored to assess recoverability and determine whether events and circumstances require adjustment to the recorded amounts or amortization periods. Intangible assets with indefinite lives are no longer amortized but are tested for impairment annually or when impairment indicators are present. Prior to the adoption of SFAS 142, other intangible assets were amortized over their expected lives using either the straight-line or effective interest method as deemed appropriate for such assets. Note 9 to these consolidated financial statements includes additional information related to the Company's other intangible assets.

Impairment of Long-Lived Assets. The Company reviews long-lived assets, including property and equipment, certain identifiable intangibles and goodwill for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If impairment is identified, the assets are written down to their fair value through a charge to noninterest expense. No such impairment losses were recorded during 2003, 2002 or 2001.

Securities Sold Under Agreements to Repurchase. From time to time, the Company enters into sales of securities under agreements to repurchase, generally for periods of less than 90 days. Fixed coupon agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets. The costs of securities underlying the agreements remain in the asset accounts.

Fair Values of Financial Instruments. The Company is required to disclose the estimated fair value of financial instruments for which it is practicable to estimate fair value. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Fair value estimates are subjective in nature, involving uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Non-financial instruments are excluded from fair value of financial instrument disclosure requirements. The following methods and assumptions are used by the Company in estimating fair value disclosures for its financial instruments, all of which are issued or held for purposes other than trading (see Note 19 to these consolidated financial statements):

Cash and Cash Equivalents, Noninterest-Bearing Deposits and Demand Deposits. The carrying amounts approximate fair value due to the short maturity of the instruments. The fair value of deposits with no stated maturity, such as interest checking, savings and money market accounts, is equal to the amount payable on demand at the reporting date.

Investment Securities Available for Sale. The fair value of the Company's securities equals the quoted market price.

Federal Reserve Bank and Federal Home Loan Bank Stock. The carrying amount of FRB and FHLB stock approximates their fair values.

Loans and Leases. Fair values for loans and leases are estimated by discounting future cash flow payment streams using rates at which current loans to borrowers with similar credit ratings and similar loan maturities are being made.

Accrued Interest Receivable. The fair value of accrued interest receivable equals the amount receivable due to the current nature of the amounts receivable.

Derivative Financial Instruments. The fair value of the Company's derivatives equals the quoted market price.

Interest-Bearing Deposits. Fair values of interest-bearing deposit liabilities are estimated by discounting future cash flow payment streams using rates at which comparable current deposits with comparable maturities are being issued. The intangible value of long-term customer relationships with depositors is not taken into account in the fair values disclosed.

Borrowings and Advances. The carrying amount of short-term borrowings approximates fair value due to the short maturity and, if applicable, the instruments' floating interest rates, which are tied to market conditions. The fair values of long-term borrowings, for which the maturity extends beyond one year, are estimated by discounting future cash flow payment streams using rates at which comparable borrowings are currently being offered.

Accrued Interest Payable. The fair value of accrued interest payable equals the amount payable due to the current nature of the amounts payable.

Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures. The fair values of the Company's subordinated debentures are estimated by discounting future cash flow payment streams using discount rates estimated to reflect those at which comparable instruments could currently be offered.

Financial Instruments with Off-Balance-Sheet Risk. The fair values of the Company's commitments to extend credit and commercial and standby letters of credit are estimated using fees currently charged to enter into similar agreements.

Derivative Financial Instruments. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended. SFAS 133 requires that all derivative instruments, as defined, including certain derivative instruments embedded in other financial instruments or contracts, be recognized in the consolidated balance sheets as either assets or liabilities measured at fair value. The fair value of the Company's derivative financial instruments is determined based on quoted market prices for comparable instruments, if available, or a valuation model that calculates the present value of expected future cash flows. Subsequent changes in a derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

The Company may enter into derivative financial instruments such as interest rate swaps, caps and floors as part of managing its interest rate risk. Interest rate swaps are used to exchange fixed and floating rate interest payment obligations and caps and floors are used to protect the Company's balance sheet from unfavorable movements in interest rates while allowing benefit from favorable movements.

All derivative instruments that qualify for specific hedge accounting are recorded at fair value and classified either as a hedge of the fair value of a recognized asset or liability ("fair value" hedge) or as a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction ("cash flow" hedge). All relationships between hedging instruments and hedged items are formally documented, including the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet.

Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge and the offsetting changes in the fair value of the hedged item are recorded in income. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in other comprehensive income until income from the cash flows of the hedged item are recognized. The Company performs an assessment, both at the inception of the hedge and on a quarterly basis thereafter, to determine whether these derivatives are highly effective in offsetting changes in the value of the hedged items. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in income.

Revenue Recognition. The Company recognizes revenue on an accrual basis for interest and dividend income on loans, investment securities, Federal funds sold and interest bearing due from accounts. Noninterest income is recognized when it has been realized or is realizable and has been earned. In accordance with existing accounting and industry standards, as well as guidance issued by the Securities and Exchange Commission, the Company considers revenue to be realized or realizable and earned when the following criteria have been met: persuasive evidence of an arrangement exists (generally, there is contractual documentation); delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. Additionally, there can be no outstanding contingencies that could ultimately cause the revenue to be passed back to the payor. In the isolated instances where these criteria have not been met, receipts are generally placed in escrow until such time as they can be recognized as revenue.

Trust Fees. Trust fees are recorded on the accrual basis of accounting.

Earnings Per Common Share. Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Such potential dilutive instruments include stock options and contingently issuable stock. Note 25 to these consolidated financial statements includes disclosure of the Company's EPS calculations.

Comprehensive Income. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income is the total of net income and other comprehensive income, which for the Company, is generally comprised of unrealized gains and losses on securities available for sale and, if applicable, unrealized gains on hedging instruments qualifying for cash flow hedge accounting treatment pursuant to SFAS 133, as amended. The Company presents consolidated statements of comprehensive income.

Segment Disclosures. BNCCORP segments its operations into separate business activities, based on the nature of the products and services for each segment: banking operations, insurance operations and brokerage, trust and financial services operations. The amount of each segment item reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise's general purpose financial statements and allocation of revenues, expenses and gains or losses are included in determining reported segment profit or loss if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment's assets that is used by the chief operating decision maker is reported for that segment. Segment disclosures are provided in Note 16 to these consolidated financial statements.

Stock-Based Compensation. At December 31, 2003, the Company had two stock-based employee compensation plans, which are described more fully in Note 28 to these consolidated financial statements. The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for those plans. No stock-based employee compensation expense is reflected in net income for stock options granted under the plans as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense is reflected in net income for the periods presented below for restricted stock issued under the stock plans and its net effect on net income is reflected in the table below.

The following table illustrates the effect on net income and EPS if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to stock-based employee compensation for the years ended December 31:

	2003	2002	2001
Net income, as reported	$ 3,844,000	$ 2,039,000	$ 1,245,000
Add: total stock-based employee compensation expense			
included in reported net income, net of related tax effects	96,000	6,000	6,000
Deduct: total stock-based employee compensation expense			
determined under fair value method for all awards, net of related tax effects	(147,000)	(40,000)	(106,000)
Pro forma net income	$ 3,793,000	$ 2,005,000	$ 1,145,000
Earnings per share:			
Basic – as reported	$ 1.38	$ 0.75	$ 0.52
Basic – pro forma	1.30	0.72	0.45
Diluted – as reported	1.35	0.75	0.51
Diluted – pro forma	1.27	0.72	0.44

Recently Issued and Adopted Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 amends FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies," and applies to all entities. The statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. BNCCORP adopted this standard on January 1, 2003; however, adoption of this statement did not have a material impact.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. BNCCORP adopted SFAS 144 on January 1, 2002. Under SFAS 144, the sale of the Fargo branch of the Bank on September 30, 2002 has been presented as a discontinued operation for financial reporting purposes.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." Finally, SFAS 145 amends FASB Statement No. 13, "Accounting for Leases," to eliminate inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4 are to be applied in fiscal years beginning after May 15, 2002 (January 1, 2003 for the Company) with any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item being reclassified. The provisions of SFAS 145 related to FASB Statement No. 13 that relate to modifications of a capital lease that make it an operating lease became effective for transactions occurring after May 15, 2002. The Company adopted this standard on January 1, 2003. A loss on early extinguishment of debt incurred during 2001, previously classified as an extraordinary item, has now been reclassified as a nonoperating item in these consolidated financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF Issue 94-3"). One of the principal differences between SFAS 146 and EITF Issue 94-3 pertains to the criteria for recognizing a liability for exit or disposal costs. Under EITF Issue 94-3, a liability for such costs was recognized as of the date of an entity's commitment to an exit plan. Pursuant to SFAS 146, a liability is recorded as of the date an obligation is incurred. SFAS 146 requires that an exit or disposal liability be initially measured at fair value. Provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS 146 on January 1, 2003 with no material impact.

In October 2002, the FASB issued SFAS 147. SFAS 147 removes acquisitions of financial institutions from the scope of both SFAS 72 and FIN 9 and requires that those transactions be accounted for in accordance with SFAS 141 and 142. Thus, the requirement to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS 147. Entities with previously recognized unidentifiable intangible assets that are still amortizing them in accordance with SFAS 72 must, effective the latter of the date of the acquisition or the full adoption of SFAS 142, reclassify those intangible assets to goodwill and terminate amortization on them. The Company adopted SFAS 147 on October 1, 2002 and the adoption resulted in no reclassification or revisions to prior period financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 21 to these consolidated financial statements. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company adopted the disclosure requirements of FIN 45 at December 31, 2002 (see Note 21) and has applied the recognition and measurement provisions for all guarantees entered into or modified since December 31, 2002.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation; Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS 123 to provide new guidance concerning transition when an entity changes from the intrinsic value method to the fair value method of accounting for employee stock-based compensation cost. As amended by SFAS 148, SFAS 123 now also requires additional information to be disclosed regarding such cost in annual financial statements and in condensed interim statements of public companies. In general, the new transition requirements are effective for financial statements for fiscal years ending after December 15, 2002. Earlier application is permitted if statements for a fiscal year ending prior to December 15, 2002 have not yet been issued as of December 2002. Interim disclosures are required for reports containing condensed financial statements for periods beginning after December 15, 2002. The Company accounts for stock-based compensation using the intrinsic method under ABP 25 and plans to continue to do so while providing the disclosures provided for in SFAS 123. The Company adopted the annual disclosure requirements for SFAS 148 for purposes of its December 31, 2002 consolidated financial statements and adopted the interim disclosure requirements of SFAS 148 beginning with its interim financial statements for the period ended March 31, 2003.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 addresses consolidation by business enterprises of variable interest entities which have certain characteristics by requiring that if a business enterprise has a controlling interest in a variable interest entity (as defined by FIN 46), the assets, liabilities and results of activities of the variable interest entity be included in the consolidated financial statements with those of the business enterprise. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For variable interests acquired before February 1, 2003, FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003. During 2003, the FASB delayed the implementation date for these provisions until the fourth quarter of 2003. Accordingly, the Company adopted FIN 46 during the fourth quarter of 2003. The adoption resulted in the deconsolidation of two BNCCORP trusts that have issued subordinated debentures (commonly referred to as "trust preferred securities") (see Note 14). Prior periods have been reclassified to reflect the adoption of FIN 46.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with the implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of "an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors," the meaning of "underlying," and the characteristics of a derivative that contains financing components. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149 on July 1, 2003 and such adoption did not have a material effect on its financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments for nonpublic companies. The Company adopted SFAS 150 on July 1, 2003. Adoption of the standard required classification of BNCCORP's subordinated debentures as liabilities as compared to the previous classification between the liability and equity section of the balance sheets. Additionally, the standard requires that the interest expense associated with the subordinated debentures be included in interest expense and, hence, included in the computation of net interest income and net interest margin. Prior periods have been reclassified to reflect the adoption of SFAS 150.

Regulatory Environment. BNCCORP and its subsidiaries are subject to regulations of certain state and Federal agencies, including periodic examinations by those regulatory agencies. BNCCORP and the Bank are also subject to minimum regulatory capital requirements. At December 31, 2003, capital levels exceeded minimum capital requirements (see Note 18 to these consolidated financial statements).

Reclassifications. Certain amounts in the financial statements for prior years have been reclassified to conform to the current year's presentation.

2. Acquisitions and Divestitures:

The following acquisitions and divestitures transpired during the three-year period ended December 31, 2003:

On December 31, 2003, in order to further grow its insurance segment, Milne Scali acquired the assets and assumed certain liabilities of The Insurance Alliance of the Southwest ("IASW"), a Tucson, Arizona-based insurance agency, for 12,701 shares of newly issued BNCCORP common stock (valued at $227,000) and $256,000 in cash. Subsequent payments of $156,000 in cash and BNCCORP common stock valued at $233,000 will be made on each of the first and second annual anniversaries of the transaction. Acquisition of insurance agencies generally result in the recognition of goodwill due to the service nature of the business, the lack of tangible assets acquired and the profitability of the acquired agency. Of the total $1.3 million purchase price, $601,000 was allocated to the net assets acquired (including intangible assets) and the excess purchase price of approximately $659,000 over the fair value of the net assets was recorded as goodwill. Additional consideration of up to $480,000 is payable to IASW, subject to the insurance operation achieving certain performance targets. In accordance with purchase method accounting requirements, such payments would increase the cost of the transaction in future periods and are not reflected as liabilities in the Company's current consolidated balance sheet. The goodwill, all of which is attributable to the Company's insurance segment, will be evaluated for possible impairment under the provisions of SFAS 142. Other acquired intangible assets related to personal and commercial insurance lines books of business and totaling approximately $562,000 will be amortized using a method that approximates the anticipated useful life of the associated customer lists, which will cover a period of 10 years. The results of operations of the acquired assets are being included in the Company's consolidated financial statements effective January 1, 2004.

On December 1, 2003, in order to further grow its mortgage banking operations, the Bank executed an Asset Purchase and Sale Agreement (the "Purchase Agreement") with Lynk Financial LLC of Arizona ("Lynk") and its principal owner. Under the Purchase Agreement, the Bank would, on January 5, 2004, acquire certain assets of Lynk for newly issued common stock of BNCCORP with a fair value of $50,000 and $150,000 in cash. The transaction closed as scheduled on January 5, 2004 with BNCCORP issuing 2,888 shares of its common stock. Acquisition of the mortgage operation resulted in the recognition of goodwill due to the service nature of the business, the lack of tangible assets acquired and the profitability of the acquired assets. Of the total $200,000 purchase price, $5,000 was allocated to the net assets acquired and the excess purchase price of $195,000 over the fair value of the net assets was recorded as goodwill. The goodwill, all of which is attributable to the Company's banking segment, will be evaluated for possible impairment under the provisions of SFAS 142. The results of operation of the mortgage banking operation are being included in the Company's consolidated financial statements effective January 5, 2004.

On September 30, 2002, the Company sold its Fargo, North Dakota branch largely due to the fact that the branch did not achieve critical mass for the Company in the Fargo marketplace and the sale allowed the Company to redirect assets to markets where they can be more productively and profitably employed. Pursuant to a definitive branch purchase and assumption agreement dated July 26, 2002, the Company sold the assets of the Fargo branch, including the bank building, furniture, fixtures and equipment totaling $6.0 million and $19.5 million of loans. The Company also sold $31.0 million in deposits. Prior to the application of the Company's direct costs incurred in the sale of the branch ($56,000), the transaction resulted in a net gain on sale of $7,000. These amounts are included in the line item "Gain (loss) from operations of discontinued Fargo branch (including net loss on sale of $49,000 for 2002), net of income taxes" in the consolidated statements of income. The Fargo branch's profit or loss, for the periods presented, is also reflected in this line item. Additionally, included in this line item are the following amounts of net interest income for the Fargo branch for the 12 months ended December 31, 2002 and 2001, respectively: $973,000 and $726,000. The Fargo branch had previously been reported in the banking operations segment of the Company's segment disclosures.

On April 16, 2002, in order to further grow its insurance segment, the Company acquired 100 percent of the voting equity interests of Milne Scali, a Phoenix, Arizona-based insurance agency, for 297,759 shares of newly issued common stock (valued at $2.5 million) and $15.5 million in cash. Acquisitions of such agencies generally result in the recognition of goodwill due to the service nature of the business, the lack of tangible assets acquired and the profitability of the acquired agency. To effect the transaction, the Company incurred $8.5 million in long-term debt. Of the total $18.0 million purchase price, $7.2 million was allocated to the net assets acquired (including intangible assets) and the excess purchase price of approximately $10.8 million over the fair value of net assets was recorded as goodwill. As part of the transaction, deferred tax liabilities of $2.3 million were initially recorded, which also increased goodwill by the same amount. Subsequent to the acquisition, the Company and Milne Scali made an Internal Revenue Code Section 338(h)(10) election to step up the basis in the acquired assets. Upon the election, goodwill was reduced by $1.8 million, deferred taxes were reduced by $2.3 million and a liability for the resulting income taxes in the amount of $590,000 was recorded. Under the Section 338(h)(10) election, all of the goodwill related to the acquisition will be deductible for tax purposes. An earnout payment of $2.3 million was made during 2003 (see Note 21). This payment increased the goodwill associated with the acquisition. Additional consideration of up to $6.2 million is payable to the former shareholders of Milne Scali, subject to Milne Scali achieving certain financial performance targets. In accordance with purchase method accounting requirements, such payments would increase the cost of the transaction in future periods and are not reflected as liabilities in the Company's current consolidated balance sheet. The goodwill, all of which is attributable to the Company's insurance segment, is evaluated for possible impairment under the provisions of SFAS 142. Other acquired intangible assets related to personal and commercial insurance lines books of business and totaling approximately $8.0 million are being amortized using a method that approximates the anticipated useful life of the associated customer lists, which cover a period of 9.8 to 12.5 years. Milne Scali's results of operations have been included in the Company's consolidated financial statements since the acquisition date of April 16, 2002.

The following is a condensed balance sheet indicating the amount assigned to each major asset and liability caption of Milne Scali as of the acquisition date (in thousands):

Assets -	
Cash	$ 1,536
Accounts receivable	1,305
Fixed assets	412
Intangible assets, books of business	8,018
Goodwill	13,096
Other	104
Total assets	$ 24,471
Liabilities -	
Notes payable	$ 1,421
Insurance company payables	1,486
Deferred tax liabilities	2,346
Other	1,218
Total liabilities	6,471
Stockholders' equity	18,000
Total liabilities and stockholders' equity	$ 24,471

The following pro forma information has been prepared assuming that the acquisition of Milne Scali had been consummated at the beginning of the respective periods. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been consummated on the assumed dates (amounts are in thousands):

	12 Months Ended December 31, 2002	2001
Net interest income	$ 14,761	$ 14,251
Noninterest income	19,553	18,131
Noninterest expense	28,032	26,215
Income from continuing operations	2,313	2,196
Income (loss) from discontinued operations	14	(203)
Income before nonoperating item and cumulative effect of change in accounting principle	2,327	1,993
Net income	2,327	1,746
Basic earnings per common share	$ 0.79	$ 0.65
Diluted earnings per common share	$ 0.79	$ 0.64

3. Restrictions on Cash and Due From Banks:

The Bank is required to maintain reserve balances in cash on hand or with the FRB under the Federal Reserve Act and Federal Reserve Board's Regulation D. Required reserve balances were $25,000 and $3.6 million as of December 31, 2003 and 2002, respectively. The Bank's required reserve balance declined during 2003 due to the implementation of an account reclassification program.

4. Investment Securities Available For Sale:

Investment securities have been classified in the consolidated balance sheets according to management's intent. The Company had no securities designated as trading or held-to-maturity in its portfolio at December 31, 2003 or 2002. The carrying amount of available-for-sale securities and their approximate fair values were as follows as of December 31 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2003				
U.S. government agency mortgage-backed securities	$ 14,374	$ 389	$ (8)	$ 14,755
U.S. government agency securities	961	122	—	1,083
Collateralized mortgage obligations	210,760	1,451	(2,535)	209,676
State and municipal bonds	32,909	2,264	(117)	35,056
Corporate debt securities	1,939	59	—	1,998
	$ 260,943	$ 4,285	$ (2,660)	$ 262,568

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2002				
U.S. government agency mortgage-backed securities	$ 47,072	$ 547	$ (43)	$ 47,576
U.S. government agency securities	4,608	595	—	5,203
Collateralized mortgage obligations	122,795	2,527	(842)	124,480
State and municipal bonds	27,276	1,589	(50)	28,815
Corporate debt securities	1,938	60	—	1,998
	$ 203,689	$ 5,318	$ (935)	$ 208,072

The amortized cost and estimated fair market value of available-for-sale securities classified according to their contractual maturities at December 31, 2003, were as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ —	$ —
Due after one year through five years	2,592	2,742
Due after five years through ten years	23,636	23,932
Due after ten years	234,715	235,894
Total	$ 260,943	$ 262,568

Securities carried at approximately $234.0 and $177.8 million at December 31, 2003 and 2002, respectively, were pledged as collateral for public and trust deposits and borrowings, including borrowings with the FHLB and repurchase agreements with customers.

Sales proceeds and gross realized gains and losses on available-for-sale securities were as follows for the years ended December 31 (in thousands):

	2003	2002	2001
Sales proceeds	$ 76,652	$ 100,651	$ 119,394
Gross realized gains	1,573	2,003	1,530
Gross realized losses	605	133	134

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2003 (amounts are in thousands):

	Less than 12 months				12 months or more				Total			
Description of Securities	#	Fair Value	Unrealized Loss	%	#	Fair Value	Unrealized Loss	%	#	Fair Value	Unrealized Loss	%
U.S. government agency mortgage-backed securities	1	$ 661	$ (3)	.5	2	$ 354	$ (5)	1.4	3	$ 1,015	(8)	.8
Collateralized mortgage obligations	19	116,673	(2,176)	1.9	3	10,942	(359)	3.3	22	127,615	(2,535)	2.0
State and municipal bonds	7	3,043	(117)	3.8	—	—	—	—	7	3,043	(117)	3.8
Total temporarily impaired securities	27	$ 120,377	$ (2,297)	1.9	5	$ 11,296	$ (364)	3.2	32	$ 131,673	$ (2,660)	2.0

The Company considered the following information in reaching the conclusion that the impairments disclosed in the table above are temporary and not other-than-temporary impairments. The nature of the investments with gross unrealized losses as of December 31, 2003 was as follows: U.S. government agency mortgage-backed securities (3 positions issued and guaranteed by GNMA); collateralized mortgage obligations (19 positions issued and guaranteed by FNMA or FHLMC and 3 non-agency collateralized mortgage obligations each carrying two AAA ratings from a combination of Fitch, Moody's or S & P) - the duration of the 3 collateralized mortgage obligation positions that have been in a continuous unrealized loss position for 12 months or more as of December 31, 2003 was only 15 months; and state and municipal bonds (7 insured, AAA rated, general obligation bonds). Therefore, none of the impairments in the above table were due to a deterioration in the credit quality of any of the issues that might result in the noncollection of contractual principal and interest. The cause of the impairments is due to changes in interest rates.

5. Federal Reserve Bank and Federal Home Loan Bank Stock:

The carrying amounts of FRB and FHLB stock, which approximate their fair values, consisted of the following as of December 31 (in thousands):

	2003	2002
Federal Reserve Bank Stock, at cost	$ 1,236	$ 1,236
Federal Home Loan Bank Stock, at cost	6,360	5,835
Total	$ 7,596	$ 7,071

There is no contractual maturity on these investments; they represent required regulatory investments.

6. Loans and Leases:

Composition of Loan and Lease Portfolio. The composition of the loan and lease portfolio was as follows as of December 31 (in thousands):

	2003	2002
Commercial and industrial	$ 73,001	$ 94,075
Real estate:		
Mortgage	129,443	147,825
Construction	60,056	62,926
Agricultural	12,529	18,023
Consumer	6,188	7,948
Lease financing	2,757	5,554
Other	89	309
Total	284,063	336,660
Less:		
Unearned income and net unamortized deferred fees and costs	(508)	(866)
Loans and leases, net	283,555	335,794
Allowance for credit losses	(4,763)	(5,006)
Net loans and leases	$ 278,792	$ 330,788

Geographic Location and Types of Loans. Loans were to borrowers located in the following market areas as of December 31:

	2003	2002
North Dakota	31%	32%
Arizona	29	26
Minnesota	28	30
South Dakota	8	7
Other	4	5
Totals	100%	100%

Commercial loan borrowers are generally small- and mid-sized corporations, partnerships and sole proprietors in a wide variety of businesses. Loans to consumers are both secured and unsecured. Real estate loans are fixed or variable rate and include both amortizing and revolving line-of-credit loans. Real estate mortgage loans include various types of loans for which the Company holds real property as collateral. Of the $129.4 and $147.8 million of real estate mortgages as of December 31, 2003 and 2002, respectively, many are loans made to commercial customers where the collateral for the loan is, among other things, the real estate occupied by the business of the customer. Accordingly, certain loans categorized as real estate mortgage loans could be characterized as commercial loans that are secured by real estate. Single- and multi-family residential mortgage loans totaling $8.3 and $10.1 million at December 31, 2003 and 2002, respectively, were pledged as collateral for FHLB borrowings. Commercial loans totaling $43.4 and $38.5 million at December 31, 2003 and 2002, respectively, were pledged as collateral for borrowings, including FHLB borrowings.

Concentrations of Credit. The Company's credit policies emphasize diversification of risk among industries, geographic areas and borrowers. The only concentrations of loans exceeding 10 percent of total loans at December 31, 2003 were real estate loans, such as loans to non-residential and apartment building operators and lessors of real property ($62.7 million), loans related to hotels and other lodging places ($42.2 million) and construction loans ($34.9 million). Loans within these categories are diversified across different types of borrowers, geographically dispersed, and secured by many different types of real estate and other collateral.

Impaired Loans. As of December 31, the Company's recorded investment in impaired loans and the related valuation allowance was as follows (in thousands):

	2003		2002	
	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Impaired loans -				
Valuation allowance required	$ 10,996	$ 2,245	$ 13,412	$ 2,210
No valuation allowance required	—	—	10	—
Total impaired loans	$ 10,996	$ 2,245	$ 13,422	$ 2,210

Impaired loans generally include loans on which management believes, based on current information and events, it is probable that the Company will not be able to collect all amounts (i.e., contractual principal and interest) due in accordance with the terms of the loan agreement and which are analyzed for a specific reserve allowance. The Company generally considers all loans risk-graded substandard and doubtful, as well as nonaccrual and restructured loans, as impaired loans.

The valuation allowance on impaired loans is included in the Company's allowance for credit losses.

Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions of principal. The average recorded investment in impaired loans, and approximate interest income recognized for such loans, were as follows for the years ended December 31 (amounts in thousands):

	2003	2002	2001
Average recorded investment in impaired loans	$ 13,415	$ 13,135	$ 9,101
Interest income recognized on impaired loans	$ 758	$ 658	$ 761
Average recorded investment in impaired loans as a percentage of average total loans	4.4%	4.0%	2.9%

Past Due, Nonaccrual and Restructured Loans. As of December 31, 2003 and 2002, the Company had $38,000 and $5.1 million, respectively, of loans past due 90 days or more and still accruing interest. As of December 31, 2003 and 2002, the Company had $7.9 and $2.5 million, respectively, of nonaccrual loans and no restructured loans (included as impaired loans above). The following table indicates the effect on income if interest on such loans outstanding at yearend had been recognized at original contractual rates during the year ended December 31 (in thousands):

	2003	2002	2001
Interest income that would have been recorded	$ 121	$ 237	$ 87
Interest income recorded	56	1	3
Effect on interest income	$ 65	$ 236	$ 84

As of December 31, 2003 the Company had no commitments to lend additional funds to borrowers with loans whose terms had been modified in troubled debt restructurings.

Loans to Related Parties. Note 22 to these consolidated financial statements includes information relating to loans to executive officers, directors, principal shareholders and associates of such persons.

Leases. The Company extends credit to borrowers under direct finance lease obligations. The direct finance lease obligations are stated at their outstanding principal amount net of unearned income and net unamortized deferred fees and costs. At December 31, 2003 the total minimum annual lease payments for direct finance lease obligations with remaining terms of greater than one year were as follows (in thousands):

2004	$	608
2005		478
2006		354
2007		166
2008		—
Thereafter		—
Total future minimum lease payments		1,606
Unguaranteed residual values		525
Total all payments		2,131
Unearned income		(248)
Net outstanding principal amount	$	1,883

The Company also extends financing to lease companies, securing the loan with an assignment of lease payments and a security filing against the underlying asset of the lease. These loans are classified above as lease financing but are not direct finance lease obligations.

7. Allowance for Credit Losses:

Transactions in the allowance for credit losses were as follows for the years ended December 31 (in thousands):

	2003		2002		2001	
Balance, beginning of year	$	5,006	$	4,325	$	3,588
Provision for credit losses		1,475		1,202		1,699
Loans charged off		(1,820)		(657)		(1,265)
Loans recovered		102		136		303
Balance, end of year	$	4,763	$	5,006	$	4,325

8. Premises and Equipment

Premises and equipment consisted of the following at December 31 (in thousands):

	2003		2002	
Land and improvements	$	3,142	$	1,857
Buildings and improvements		11,873		6,002
Leasehold improvements		1,796		1,418
Furniture, fixtures and equipment		9,638		8,873
Total cost		26,449		18,150
Less accumulated depreciation and amortization		(7,879)		(7,050)
Net premises, leasehold improvements and equipment	$	18,570	$	11,100

Depreciation and amortization expense on premises and equipment charged to continuing operations totaled approximately $1.5, $1.3 and $1.1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

9. Goodwill and Other Intangible Assets – Adoption of SFAS 142

Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, results from purchase acquisitions made by the Company. On January 1, 2002, the Company adopted SFAS 142. Under SFAS 142, goodwill associated with business combinations completed after June 30, 2001 is not required to be amortized. During the transition period from July 1, 2001 through December 31, 2001, all of the Company's goodwill associated with business combinations completed prior to July 1, 2001 was amortized over 15 to 25 year periods. Effective January 1, 2002, the Company discontinued all goodwill amortization.

Since January 1, 2002, goodwill has been assessed for impairment at the reporting unit and qualifying subsidiary levels by applying a fair-value-based test at least annually or if impairment indicators are present. The Company has $437,000 of unamortized goodwill related to five separate transactions completed prior to July 1, 2001 and $14.7 million of goodwill related to transactions completed during 2002 and 2003. Pursuant to SFAS 142, the Company completed its annual goodwill impairment assessment during the second quarter of 2003 and concluded that goodwill was not impaired as of June 30, 2003. No subsequent events have occurred that would change the conclusion reached.

Core deposit intangibles are amortized based on a useful life of 10 years. Insurance books of business intangibles are being amortized over their estimated lives of 12.5 years for commercial lines and 9.8 years for personal lines for the books of business acquired in the Milne Scali acquisition and 10 years for the books of business acquired in the IASW acquisition. Certain identifiable intangible assets that are also included in the caption "other intangible assets" in the consolidated balance sheets are generally amortized over a useful life of 10 years.

Adjusted Earnings – SFAS 142 Transitional Disclosure. Effective January 1, 2002, the Company discontinued all goodwill amortization. The following tables reconcile income from continuing operations, income before nonoperating item and cumulative effect of change in accounting principle, net income and EPS, adjusted to exclude amortization expense recognized in those periods related to goodwill for the years ended December 31 (amounts are in thousands):

	2003	2002	2001
Reported income from continuing operations	$ 3,844	$ 2,025	$ 1,695
Add back: goodwill amortization, net of income taxes	—	—	51
Adjusted income from continuing operations	$ 3,844	$ 2,025	$ 1,746
Reported income before nonoperating item and cumulative effect of change in accounting principle	$ 3,844	$ 2,039	$ 1,492
Add back: goodwill amortization, net of income taxes	—	—	51
Adjusted income before nonoperating item and cumulative effect of change in accounting principle	$ 3,844	$ 2,039	$ 1,543
Reported net income	$ 3,844	$ 2,039	$ 1,245
Add back: goodwill amortization, net of income taxes	—	—	51
Adjusted net income	$ 3,844	$ 2,039	$ 1,296
Basic earnings per common share:			
Reported net income	$ 1.38	$ 0.75	$ 0.52
Goodwill amortization, net of income taxes	—	—	0.02
Adjusted net income	$ 1.38	$ 0.75	$ 0.54
Diluted earnings per common share:			
Reported net income	$ 1.35	$ 0.75	$ 0.51
Goodwill amortization, net of income taxes	—	—	0.02
Adjusted net income	$ 1.35	$ 0.75	$ 0.53

Intangible Assets. The gross carrying amount of intangible assets and the associated accumulated amortization at December 31, 2003 is presented in the table below (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets:			
Core deposit intangibles	$ 3,497	$ 2,934	$ 563
Insurance books of business intangibles	8,579	1,137	7,442
Other	874	506	368
Total	$ 12,950	$ 4,577	$ 8,373

One intangible asset included in the "other" category above has a net carrying value of $271,000 but is not being amortized because it has an indefinite life. Amortization expense for intangible assets was $1.1 million, $881,000 and $482,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The following table shows the estimated amortization expense, for the next five years, for amortized intangible assets existing on the Company's books at December 31, 2003 (in thousands). Projections of amortization expense are based on existing asset balances as of December 31, 2003. Actual amortization expense may differ significantly depending upon changes in market conditions:

	Core Deposit Intangibles	Insurance Commercial and Personal Books of Business Intangibles	Other	Total
Year ended December 31,				
2004	350	722	48	1,120
2005	213	722	48	983
2006	—	722	—	722
2007	—	722	—	722
2008	—	722	—	722

Goodwill. The following table shows the change in goodwill, by reporting segment, between January 1, 2003 and December 31, 2003 (in thousands):

	Segment			
	Banking	Insurance	Other	Total
Balance, January 1, 2003	$ 212	$ 11,821	$ 177	$ 12,210
Goodwill attributable to purchase acquisition	—	663	—	663
Goodwill attributable to earnout payment	—	2,315	—	2,315
Other	—	(99)	—	(99)
Balance, December 31, 2003	$ 212	$ 14,700	$ 177	$ 15,089

10. Deposits:

The scheduled maturities of time deposits as of December 31, 2003 are as follows (in thousands):

2004	$ 101,567
2005	23,553
2006	6,007
2007	2,739
2008	1,200
Thereafter	626
	$ 135,692

At December 31, 2003 and 2002, the Bank had $12.9 and $27.3 million, respectively, of time deposits that had been acquired in the national market and $18.6 and $31.4 million, respectively, of time deposits that had been acquired through a broker.

At December 31, 2003 collateralized mortgage obligations and state and municipal bonds with an amortized cost of approximately $18.8 million were pledged as collateral for certain deposits and $7.9 million of bank depository guaranty bonds from a bankers surety company were pledged as additional collateral on Bank deposits.

Deposits Received from Related Parties. Note 22 to these consolidated financial statements includes information relating to deposits received from executive officers, directors, principal shareholders and associates of such persons.

11. Short-Term Borrowings:

The following table sets forth selected information for short-term borrowings (borrowings with an original maturity of less than one year) as of December 31 (in thousands):

	2003	2002
Federal funds purchased and U. S. Treasury tax and loan note option accounts (1)	$ 17,114	$ 15,000
Repurchase agreements with customers, renewable daily, interest payable monthly, rates at 1.50%, secured by government agency collateralized mortgage obligations (1)	14,269	13,120
	$ 31,383	$ 28,120

(1) The weighted average interest rate on short-term borrowings outstanding as of December 31, 2003 and 2002 was 1.41% and 1.48%, respectively.

Customer repurchase agreements are used by the Bank to acquire funds from customers where the customers are required or desire to have their funds supported by collateral consisting of government, government agency or other types of securities. The repurchase agreement is a promise to sell these securities to a customer at a certain price and repurchase them at a future date at that same price plus interest accrued at an agreed upon rate. The Bank uses customer repurchase agreements in its liquidity plan as well as an accommodation to customers. At December 31, 2003, $14.3 million of securities sold under repurchase agreements, with a weighted average interest rate of 1.75%, maturing in 2004, were collateralized by government agency collateralized mortgage obligations having a carrying value of $25.4 million, a market value of $25.4 million and unamortized principal balances of $25.4 million.

The Company had established two additional revolving lines of credit with banks, totaling $16.5 million. At December 31, 2003, the Company had drawn $2.5 million on one of these lines leaving $14.0 million available under these revolving lines of credit. The lines, if drawn upon, mature daily with interest rates that float at the Federal funds rate.

12. Federal Home Loan Bank Advances:

FHLB advances consisted of the following at December 31 (amounts are in thousands):

	2003		2002	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Year of Maturity				
2003	$ —	—	$ 15,000	4.56%
2004	15,000	4.77%	15,000	4.77
2005	15,000	2.30	5,000	3.84
2006	20,000	2.06		—
2009	10,000	5.64	10,000	5.64
2010	52,200	6.09	52,200	6.09
	$ 112,200	4.65%	$ 97,200	5.49%

Some of the advances listed above have call provisions that allow the FHLB to request that the advance be paid back or refinanced at the rates then being offered by the FHLB. As of December 31, 2003, the Company had $62.2 million of callable FHLB advances all callable quarterly during the first quarter of 2004.

At December 31, 2003, the advances from the FHLB were collateralized by the Bank's mortgage loans with unamortized principal balances of approximately $53.9 million resulting in a FHLB collateral equivalent of $32.9 million. In addition, the advances from the FHLB were collateralized by securities with unamortized principal balances of approximately $176.7 million. The Bank has the ability to draw additional advances of $83.1 million based upon the mortgage loans and securities that are currently pledged, subject to a requirement to purchase additional FHLB stock.

13. Long Term Borrowings:

The following table sets forth selected information for long-term borrowings (borrowings with an original maturity of greater than one year) as of December 31 (in thousands):

	2003	2002
Note payable to the Bank of North Dakota, principal due April 1, 2004, interest payable quarterly at 30-day LIBOR plus 3.20%, secured by the stock of BNC National Bank	$ 8,500	$ 8,500
Other	140	61
	$ 8,640	$ 8,561

The $8.5 million loan from the Bank of North Dakota includes various covenants that are primarily operational rather than financial in nature. As of December 31, 2003, the Company was in compliance with these covenants.

At December 31, 2000, BNCCORP had outstanding $12.6 million of subordinated notes. The 8 5/8 percent Subordinated Notes (the "Notes"), which qualified as Tier 2 capital up to a certain limit under the Federal Reserve Board's risk-based capital guidelines (60 percent at December 31, 2000), were considered unsecured general obligations of BNCCORP. They were redeemable, at the option of BNCCORP, at par plus accrued interest to the date of redemption. Payment of principal of the Notes could be accelerated only in the case of certain events relating to bankruptcy, insolvency or reorganization of BNCCORP. An initial discount of $750,000 was being amortized to interest expense over the term of the Notes using the effective interest rate method.

During 2001, BNCCORP purchased and retired $82,000 of the Notes at a discount using cash generated from the sale of its asset-based lending subsidiary, BNC Financial Corporation, Inc. On August 31, 2001, the Company redeemed the remaining $12.6 million of the Notes at par through exercise of the option of BNCCORP discussed above. The remaining $12.6 million of the Notes were redeemed using a portion of the cash generated from issuing subordinated debentures through the establishment of BNC Statutory Trust II (see Note 14 to these consolidated financial statements). The transactions and redemption of the Notes resulted in a nonoperating loss of $134,000 ($0.06 per diluted share), net of income taxes of ($70,000).

14. Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures:

In July 2001, BNCCORP established a special purpose trust, BNC Statutory Trust II, for the purpose of issuing $15.0 million of floating rate trust preferred securities. The floating rate trust preferred securities were issued at an initial rate of 7.29 percent and adjust quarterly to a rate equal to three-month LIBOR plus 3.58 percent. The interest rate at December 31, 2003 was 4.74 percent. Prior to July 31, 2011, the rate shall not exceed 12.5 percent. The proceeds from the issuance, together with the proceeds of the related issuance of $464,000 of common securities of the trust, were invested in $15.5 million of junior subordinated deferrable interest debentures of BNCCORP. The floating rate junior subordinated deferrable interest debentures were issued at an initial rate of 7.29 percent and adjust quarterly to a rate equal to three-month LIBOR plus 3.58 percent. The interest rate at December 31, 2003 was 4.74 percent. Prior to July 31, 2011, the rate shall not exceed 12.5 percent. Concurrent with the issuance of the preferred securities by the trust, BNCCORP fully and unconditionally guaranteed all obligations of the special purpose trust related to the trust preferred securities. The trust preferred securities provide BNCCORP with a more cost-effective means of obtaining Tier 1 capital for regulatory purposes than if BNCCORP itself were to issue preferred stock because BNCCORP is allowed to deduct, for income tax purposes, amounts paid in respect of the debentures and ultimately distributed to the holders of the trust preferred securities. The sole assets of the special purpose trust are the debentures. BNCCORP owns all of the common securities of the trust. The common securities and debentures, along with the related income effects, are eliminated within the consolidated financial statements. The preferred securities issued by the trust rank senior to the common securities. For presentation in the consolidated balance sheet, the securities are shown net of discount and direct issuance costs.

The trust preferred securities are subject to mandatory redemption on July 31, 2031, the stated maturity date of the debentures, or upon repayment of the debentures, or earlier, pursuant to the terms of the trust agreement. On or after July 31, 2006, the trust preferred securities may be redeemed and the corresponding debentures may be prepaid at the option of BNCCORP, subject to Federal Reserve Board approval, at declining redemption prices. Prior to July 31, 2006, the securities may be redeemed at the option of BNCCORP on the occurrence of certain events that result in a negative tax impact, negative regulatory impact on the trust preferred securities or negative legal or regulatory impact on the special purpose trust which would cause it to be deemed to be an "investment company" for regulatory purposes. In addition, BNCCORP has the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities for up to five years.

In July 2000, BNCCORP established a special purpose trust, BNC Capital Trust I, for the purpose of issuing $7.5 million of 12.045 percent trust preferred securities. The proceeds from the issuance, together with the proceeds of the related issuance of $232,000 of 12.045 percent common securities of the trust, were invested in $7.7 million of 12.045 percent junior subordinated deferrable interest debentures of BNCCORP. Concurrent with the issuance of the preferred securities by the trust, BNCCORP fully and unconditionally guaranteed all obligations of the special purpose trust related to the trust preferred securities. The trust preferred securities provide BNCCORP with a more cost-effective means of obtaining Tier 1 capital for regulatory purposes than if BNCCORP itself were to issue preferred stock because BNCCORP is allowed to deduct, for income tax purposes, amounts paid in respect of the debentures and ultimately distributed to the holders of the trust preferred securities. The sole assets of the special purpose trust are the debentures. BNCCORP owns all of the common securities of the trust. The common securities and debentures, along with the related income effects, are eliminated within the consolidated financial statements. The preferred securities issued by the trust rank senior to the common securities. For presentation in the consolidated balance sheet, the securities are shown net of discount and direct issuance costs.

The trust preferred securities are subject to mandatory redemption on July 19, 2030, the stated maturity date of the debentures, or upon repayment of the debentures, or earlier, pursuant to the terms of the trust agreement. On or after July 19, 2010, the trust preferred securities may be redeemed and the corresponding debentures may be prepaid at the option of BNCCORP, subject to Federal Reserve Board approval, at declining redemption prices. Prior to July 19, 2010, the securities may be redeemed at the option of BNCCORP on the occurrence of certain events that result in a negative tax impact, negative regulatory impact on the trust preferred securities or negative legal or regulatory impact on the special purpose trust which would cause it to be deemed to be an "investment company" for regulatory purposes. In addition, BNCCORP has the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities for up to five years.

Pursuant to SFAS 150 and FIN 46, the subordinated debentures are now presented as debt in the consolidated financial statements. Previously they were presented between the liabilities and equity sections of the balance sheets. Prior periods have been reclassified to reflect the adoption of these accounting pronouncements. The subordinated debentures qualify as Tier 1 capital for regulatory capital purposes, up to a certain allowed amount. Any excess over the amount allowed in Tier 1 capital can be included in Tier 2 capital, up to certain allowed amounts. (See Note 18 for further discussion of the impact of the subordinated debentures on the Company's consolidated regulatory capital calculations).

15. Stockholders' Equity:

BNCCORP and the Bank are subject to certain minimum capital requirements (see Note 18 to these consolidated financial statements). BNCCORP is also subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval in accordance with the Federal Reserve Act. In addition, certain regulatory restrictions exist regarding the ability of the Bank to transfer funds to BNCCORP in the form of cash dividends. Approval of the Office of the Comptroller of the Currency ("OCC"), the Bank's principal regulator, is required for the Bank to pay dividends to BNCCORP in excess of the Bank's net profits from the current year plus retained net profits for the preceding two years. At December 31, 2003 approximately $12.3 million of retained earnings were available for bank dividend declaration without prior regulatory approval.

Pursuant to an Asset Purchase and Sale Agreement executed on December 1, 2003, on January 5, 2004, BNCCORP issued 2,888 shares of its common stock to Lynk in connection with the Bank's acquisition of certain assets of Lynk. Note 2 to these consolidated financial statements includes additional information related to the acquisition of the assets.

Pursuant to an Asset Purchase and Sale Agreement, on December 31, 2003, BNCCORP issued 12,701 shares of its common stock to IASW in connection with Milne Scali's acquisition of certain assets of IASW. Note 2 to these consolidated financial statements includes additional information related to the acquisition of the assets.

Pursuant to a Stock Purchase Agreement (the "Agreement"), in April 2002, BNCCORP issued 297,759 shares of its common stock to Richard W. Milne, Jr., Terrence M. Scali, and the other sellers named in the Agreement in connection with the Company's acquisition of Milne Scali. Note 2 to these consolidated financial statements includes additional information related to the acquisition of Milne Scali.

On May 3, 2002, BNCCORP issued 150 shares of its noncumulative preferred stock to Richard W. Milne, Jr. and Terrence M. Scali for cash. Each share has a preferential noncumulative dividend at an annual rate of 8.00 percent and a preferred liquidation value of $10,000 per share. The noncumulative preferred stock is not redeemable by BNCCORP and carries no conversion rights. The proceeds of the issuance were used for general corporate purposes.

On May 30, 2001, BNCCORP's Board of Directors (the "Board") adopted a rights plan intended to protect stockholder interests in the event BNCCORP becomes the subject of a takeover initiative that BNCCORP's Board believes could deny BNCCORP's stockholders the full value of their investment. This plan does not prohibit the Board from considering any offer that it deems advantageous to its stockholders. BNCCORP has no knowledge that anyone is considering a takeover.

The rights were issued to each common stockholder of record on May 30, 2001, and they will be exercisable only if a person acquires, or announces a tender offer that would result in ownership of, 15 percent or more of BNCCORP's outstanding common stock. The rights will expire on May 30, 2011, unless redeemed or exchanged at an earlier date.

Each right entitles the registered holder to purchase from BNCCORP one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, $.01 par value (the "Preferred Stock"), of BNCCORP at a price of $100 per one one-hundredth of a share, subject to adjustment. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $0.01 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Preferred Stock will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth of a share of Preferred Stock purchasable upon exercise of each right should approximate the value of one share of common stock.

16. Segment Disclosures:

The Company segments its operations into three separate business activities, based on the nature of the products and services for each segment: banking operations, insurance operations and brokerage, trust and financial services operations.

Banking operations provide traditional banking services to individuals and small- and mid-sized businesses, such as accepting deposits, consumer and mortgage banking activities and making commercial loans. The mortgage and commercial banking activities include the origination and purchase of loans as well as the sale to and servicing of commercial loans for other institutions.

Insurance operations provide a full range of insurance brokerage services including commercial insurance, surety bonds, employee benefits-related insurance, personal insurance and claims management.

Brokerage, trust and financial services operations provide securities brokerage, trust and other financial services to individuals and businesses. Brokerage investment options include individual equities, fixed income investments and mutual funds. Trust and financial services operations provide a wide array of trust and other financial services including employee benefit and personal trust administration services, financial, tax, business and estate planning, estate administration, agency accounts, employee benefit plan design and administration, individual retirement accounts ("IRAs"), including custodial self-directed IRAs, asset management, tax preparation, accounting and payroll services.

The accounting policies of the three segments are the same as those described in the summary of significant accounting policies included in Note 1 to these consolidated financial statements.

The Company's financial information for each segment is derived from the internal profitability reporting system used by management to monitor and manage the financial performance of the Company. The operating segments have been determined by how executive management has organized the Company's business for making operating decisions and assessing performance.

The following tables present segment profit or loss, assets and a reconciliation of segment information as of, and for the years ended December 31 (in thousands):

	2003					2003			
	Banking	Insurance	Brokerage/ Trust/ Financial	Other (a)	Totals	Reportable Segments	Other (a)	Intersegment Elimination	Consolidated Total
Net interest income	$ 15,378	$ 69	$ —	$ (2,121)	$ 13,326	$ 15,447	$ (2,121)	$ 52	$ 13,378
Other revenue-external customers	6,189	14,712	1,457	118	22,476	22,358	118	(1,664)	20,812
Other revenue-from other segments	124	—	64	651	839	188	651	(839)	—
Depreciation and amortization	1,629	865	12	15	2,521	2,506	15	—	2,521
Equity in the net income of investees	2,208	—	—	5,325	7,533	2,208	5,325	(7,533)	—
Other significant noncash items:									
Provision for credit losses	1,475	—	—	—	1,475	1,475	—	—	1,475
Segment profit (loss) from									
continuing operations	3,787	3,709	372	(2,443)	5,425	7,868	(2,443)	—	5,425
Income tax provision (benefit)	960	1,438	144	(961)	1,581	2,542	(961)	—	1,581
Segment profit (loss)	2,827	2,271	228	(1,482)	3,844	5,326	(1,482)	—	3,844
Segment assets	616,998	30,063	1,180	71,225	719,466	648,241	71,225	(97,989)	621,477

(a) The financial information in the "other" column is for the bank holding company.

	2002					2002			
	Banking	Insurance	Brokerage/ Trust/ Financial	Other (a)	Totals	Reportable Segments	Other (a)	Intersegment Elimination	Consolidated Total
Net interest income	$ 15,089	$ 41	$ —	$ (3,931)	$ 11,199	$ 15,130	$ (3,931)	$ 1,883	$ 13,082
Other revenue-external customers	6,272	9,191	1,934	115	17,512	17,397	115	(1,216)	16,296
Other revenue-from other segments	99	—	55	648	802	154	648	(802)	—
Depreciation and amortization	1,518	633	33	17	2,201	2,184	17	—	2,201
Equity in the net income of investees	639	—	—	3,620	4,259	639	3,620	(4,259)	—
Other significant noncash items:									
Provision for credit losses	1,202	—	—	—	1,202	1,202	—	—	1,202
Segment profit (loss) from									
continuing operations	4,502	1,461	(677)	(2,439)	2,847	5,286	(2,439)	—	2,847
Income tax provision (benefit)	1,505	430	(255)	(858)	822	1,680	(858)	—	822
Income from discontinued Fargo branch,									
net of income taxes	49	—	—	—	49	49	—	—	49
Loss on sale of discontinued Fargo branch,									
net of income taxes	(35)	—	—	—	(35)	(35)	—	—	(35)
Segment profit (loss)	3,011	1,031	(422)	(1,581)	2,039	3,620	(1,581)	—	2,039
Segment assets	599,415	26,364	1,307	66,931	694,017	627,086	66,931	(91,789)	602,228

(a) The financial information in the "other" column is for the bank holding company.

	2001					2001			
	Banking	Insurance	Brokerage/ Trust/ Financial	Other (a)	Totals	Reportable Segments	Other (a)	Intersegment Elimination	Consolidated Total
Net interest income	$ 15,380	$ 18	$ —	$ (3,262)	$ 12,136	$ 15,398	$ (3,262)	$ 1,417	$ 13,533
Other revenue-external customers	5,204	1,952	2,176	70	9,402	9,332	70	(688)	8,714
Other revenue-from other segments	62	—	69	703	834	131	703	(834)	—
Depreciation and amortization	1,368	96	84	57	1,605	1,548	57	—	1,605
Equity in the net income (loss) of investees	(384)	—	—	2,820	2,436	(384)	2,820	(2,436)	—
Other significant noncash items:									
Provision for credit losses	1,699	—	—	—	1,699	1,699	—	—	1,699
Segment profit (loss) from continuing operations	5,032	140	(655)	(2,131)	2,386	4,517	(2,131)	—	2,386
Income tax provision (benefit)	1,757	(9)	(367)	(690)	691	1,381	(690)	—	691
Loss from discontinued Fargo branch, net of income taxes	(203)	—	—	—	(203)	(203)	—	—	(203)
Nonoperating item – loss on early extinguishment of debt, net of income taxes	—	—	—	(134)	(134)	—	(134)	—	(134)
Cumulative effect of change in accounting principle, net of income taxes	(113)	—	—	—	(113)	(113)	—	—	(113)
Segment profit (loss)	2,959	149	(288)	(1,575)	1,245	2,820	(1,575)	—	1,245
Segment assets, from continuing operations	558,175	2,026	1,976	52,475	614,652	562,177	52,475	(58,685)	555,967
Segment assets	587,265	2,026	1,976	52,475	643,742	591,267	52,475	(58,685)	585,057

(a) The financial information in the "other" column is for the bank holding company.

17. Derivatives:

On January 1, 2001, the Company had an interest rate floor contract that qualified as a cash flow hedge of interest rate risk associated with floating rate commercial loans. As a result of the adoption of SFAS 133, the Company recognized this derivative instrument at its fair value and recorded a charge to earnings of $113,000, net of taxes, for the derivative instrument's loss excluded from the assessment of hedge effectiveness. This amount is presented as the cumulative effect of a change in accounting principle for the year ended December 31, 2001. During 2001, the Company recognized in interest income $256,000 for the derivative instrument's gain and a loss of $(109,000) was reclassified into interest income as a result of the discontinuance of its cash flow hedge.

During May and June 2001, the Company purchased, for $1.2 million, interest rate cap contracts with notional amounts totaling $40.0 million to mitigate interest rate risk in rising-rate scenarios. The referenced interest rate is three-month LIBOR with $20.0 million of 4.50 percent contracts having three-year original maturities and $20.0 million of 5.50 percent contracts having five-year original maturities. The contracts, classified as other assets, are reflected in the Company's December 31, 2003 consolidated balance sheet at their then combined fair value of $56,000. The contracts are not being accounted for as hedges under SFAS 133. As a result, the impact of marking the contracts to fair value has been, and will continue to be, included in net interest income. During the years ended December 31, 2003, 2002 and 2001, the impact of marking the contracts to market (reflected as an increase in interest expense) was $80,000, $779,000 and $331,000, respectively.

18. Regulatory Capital:

BNCCORP and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial results. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, BNCCORP and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications of BNCCORP and the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by the regulations to ensure capital adequacy require BNCCORP and the Bank to maintain minimum amounts and ratios (set forth in the tables that follow) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2003, BNCCORP and the Bank met all capital adequacy requirements to which they are subject.

Under current regulatory capital regulations, BNCCORP's subordinated debentures qualify as Tier 1 capital for purposes of the consolidated capital calculations up to 25 percent of Tier 1 capital prior to the deduction of intangible assets. The remainder of the subordinated debentures qualify as Tier 2 capital provided that the total of Tier 2 capital does not exceed Tier

1 capital. As of December 31, 2003, $13.1 million of the subordinated debentures qualified as Tier 1 capital with the remaining $9.3 million qualifying as Tier 2 capital. As of December 31, 2002, $11.7 million of the subordinated debentures qualified as Tier 1 capital with the remaining $10.6 million qualifying as Tier 2 capital. These amounts are reflected in the consolidated capital amounts presented in the table below.

As of December 31, 2003, the most recent notifications from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table that follows. There are no conditions or events since that notification that management believes have changed the institution's category.

Actual capital amounts and ratios of BNCCORP and the Bank as of December 31 are also presented in the tables (amounts are in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2003						
Total Capital (to risk-weighted assets):						
Consolidated	$ 42,905	10.63 %	$ 32,296	≥8.0 %	N/A	N/A
BNC National Bank	48,074	11.92	32,260	≥8.0	$ 40,325	≥10.0 %
Tier 1 Capital (to risk-weighted assets):						
Consolidated	28,815	7.14	16,148	≥4.0	N/A	N/A
BNC National Bank	43,311	10.74	16,130	≥4.0	24,195	≥6.0
Tier 1 Capital (to average assets):						
Consolidated	28,815	4.90	23,545	≥4.0	N/A	N/A
BNC National Bank	43,311	7.37	23,522	≥4.0	29,403	≥5.0
2002						
Total Capital (to risk-weighted assets):						
Consolidated	$ 41,270	9.53 %	$ 34,641	≥8.0 %	N/A	N/A
BNC National Bank	45,142	10.45	34,562	≥8.0	$ 43,202	≥10.0 %
Tier 1 Capital (to risk-weighted assets):						
Consolidated	25,613	5.92	17,321	≥4.0	N/A	N/A
BNC National Bank	40,137	9.29	17,281	≥4.0	25,921	≥6.0
Tier 1 Capital (to average assets):						
Consolidated	25,613	4.46	22,948	≥4.0	N/A	N/A
BNC National Bank	40,137	7.00	22,923	≥4.0	28,654	≥5.0

19. Fair Value of Financial Instruments:

The estimated fair values of the Company's financial instruments are as follows as of December 31 (in thousands):

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and due from banks	$ 12,520	$ 12,520	$ 17,137	$ 17,137
Investment securities available for sale	262,568	262,568	208,072	208,072
Federal Reserve Bank and Federal Home Loan Bank stock	7,596	7,596	7,071	7,071
Loans and leases, net	278,792	277,548	330,788	331,034
Accrued interest receivable	2,462	2,462	2,856	2,856
Derivative financial instruments	56	56	136	136
	563,994	$ 562,750	566,060	$ 566,306
Other assets	57,483		36,168	
	$ 621,477		$ 602,228	
Liabilities and Stockholders' Equity:				
Deposits, noninterest-bearing	$ 44,725	$ 44,725	$ 44,362	$ 44,362
Deposits, interest-bearing	351,217	352,771	353,883	356,736
Borrowings and advances	152,223	158,439	133,881	142,393
Accrued interest payable	1,183	1,183	1,608	1,608
Guaranteed preferred beneficial interests in Company's subordinated debentures	22,397	23,795	22,326	23,926
	571,745	$ 580,913	556,060	$ 569,025
Other liabilities	9,546		8,445	
Stockholders' equity	40,186		37,723	
	$ 621,477		$ 602,228	
Financial instruments with off-balance-sheet risk:				
Commitments to extend credit		$ 155		$ 351
Standby and commercial letters of credit		106		89
		$ 261		$ 440

20. Financial Instruments With Off-Balance-Sheet Risk:

In the normal course of business, the Company is a party to various financial instruments with off-balance-sheet risk, primarily to meet the needs of its customers as well as to manage its interest rate risk. These instruments, which are issued by the Company for purposes other than trading, carry varying degrees of credit, interest rate or liquidity risk in excess of the amount reflected in the consolidated balance sheets.

Commitments to Extend Credit. Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition in the contract. Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses and may require payment of a fee. The contractual amount represents the Company's exposure to credit loss in the event of default by the borrower; however, at December 31, 2003, based on current information, no losses were anticipated as a result of these commitments. The Company manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to secure commitments based on management's credit assessment of the borrower. The collateral may include marketable securities, receivables, inventory, equipment and real estate. Since the Company expects many of the commitments to expire without being drawn, total commitment amounts do not necessarily represent the Company's future liquidity requirements related to such commitments.

Standby and Commercial Letters of Credit. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Commercial letters of credit are issued on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, the Company's credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount; however, at December 31, 2003, based on current information, no losses were anticipated as a result of these commitments. Management assesses the borrower's credit to determine the necessary collateral, which may include marketable securities, real estate, accounts receivable and inventory. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements related to such letters of credit to be less than the total outstanding commitments.

The contractual amounts of these financial instruments were as follows as of December 31 (in thousands):

	2003		2002	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit	$ 6,547	$ 87,590	$ 11,322	$ 91,694
Standby and commercial letters of credit	833	9,726	188	8,730

Interest Rate Swaps, Caps and Floors. Interest rate swaps are contracts to exchange fixed and floating rate interest payment obligations based on a notional principal amount. The Company enters into swaps to hedge its balance sheet against fluctuations in interest rates. Interest rate caps and floors are used to protect the Company's balance sheet from unfavorable movements in interest rates while allowing benefit from favorable movements. The credit risk related to interest rate contracts is that counterparties may be unable to meet the contractual terms of the agreements. This risk is estimated by calculating the present value of the cost to replace outstanding contracts in a gain position at current market rates, reported on a net basis by counterparties. The Company manages the credit risk of its interest rate contracts through bilateral collateral agreements, credit approvals, limits and monitoring procedures. Additionally, the Company reduces the assumed counterparty credit risk through master netting agreements that permit the Company to settle interest rate contracts with the same counterparty on a net basis.

The notional amounts of these financial instruments were as follows as of December 31 (in thousands):

	2003	2002
Interest rate caps	$ 40,000	$ 40,000

21. Guarantees

As of December 31, 2003, the Company had entered into the following guarantee arrangements:

Contingent Consideration in Business Combination. Pursuant to the terms of the agreement related to the acquisition of Milne Scali in April 2002, additional consideration of up to $6.2 million may be payable to the former shareholders of Milne Scali, subject to Milne Scali achieving certain financial performance targets. In accordance with SFAS 141, there is no current carrying amount associated with this guarantee. Additionally, there are no recourse provisions associated with this guarantee that would enable the Company to recover from third parties any of the amounts paid under the guarantee and there are no assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantee, the Company could obtain and liquidate to recover all or a portion of the amounts paid under the guarantee.

Contingent Consideration in a Purchase Acquisition. Pursuant to the terms of the agreement related to the IASW asset acquisition in December 2003, additional consideration of up to $480,000 may be payable to IASW, subject to the operation of the acquired assets achieving certain financial performance targets. In accordance with SFAS 141, there is no current carrying amount associated with this guarantee. Additionally, there are no recourse provisions associated with this guarantee that would enable the Company to recover from third parties any of the amounts paid under the guarantee and there are no assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantee, the Company could obtain and liquidate to recover all of a portion of the amounts paid under the guarantee.

Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures. BNCCORP, concurrent with the issuance of preferred securities in July 2000 by BNC Capital Trust I and in July 2001 by BNC Statutory Trust II, fully and unconditionally guaranteed all obligations of the special purpose trusts related to the trust preferred securities (See Note 14 for a full description of the nature of the established trusts and the securities issued by the trusts). There are no recourse provisions associated with these guarantees that would enable BNCCORP to recover from third parties any of the amounts paid under the guarantees and there are no assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantees, BNCCORP could obtain and liquidate to recover all or a portion of the amounts paid under the guarantees.

Performance Standby Letters of Credit. As of December 31, 2003 and 2002, the Bank had outstanding $641,000 and $642,000, respectively of performance standby letters of credit. Performance standby letters of credit are irrevocable obligations to the beneficiary on the part of the Bank to make payment on account of any default by the account party in the performance of a nonfinancial or commercial obligation. Under these arrangements, the Bank could, in the event of the account party's nonperformance, be required to pay a maximum of the amount of issued letters of credit. Under the agreements, the Bank has recourse against the account party up to and including the amount of the performance standby letter of credit. The Bank evaluates each account party's creditworthiness on a case-by-case basis and the amount of collateral obtained varies and is based on management's credit evaluation of the account party. As of December 31, 2002, under accounting standards then effective, there was no carrying amount associated with these guarantees. Effective January 1, 2003, such guarantees are required to be recognized as liabilities at their fair values as they are modified or entered into, in accordance with FIN 45.

Financial Standby Letters of Credit. As of December 31, 2003 and 2002, the Bank had outstanding $43.8 and $7.9 million of financial standby letters of credit. Of the $43.8 million of financial standby letters of credit outstanding at December 31, 2003, $34.1 million was participated to other financial institutions. Financial standby letters of credit are irrevocable obligations to the beneficiary on the part of the Bank to repay money borrowed by or advanced to or for the account of the account party or to make payment on account of any indebtedness undertaken by the account party, in the event that the account party fails to fulfill its obligation to the beneficiary. Under these arrangements, the Bank could, in the event of the account party's nonperformance, be required to pay a maximum of the amount of issued letters of credit. Under the agreements, the Bank has recourse against the account party up to and including the amount of the financial standby letter of credit. The Bank evaluates each account party's creditworthiness on a case-by-case basis and the amount of collateral obtained varies and is based on management's credit evaluation of the account party. As of December 31, 2002, under accounting standards then effective, there was no carrying amount associated with these guarantees. Effective January 1, 2003, such guarantees are required to be recognized as liabilities at their fair values as they are modified or entered into, in accordance with FIN 45.

Between January 1, 2003 and December 31, 2003, the Bank originated performance and financial standby letters of credit totaling $146.9 million. Of that amount, $107.5 million was participated to other financial institutions. The balance of performance and financial standby letters of credit outstanding on the Bank's books as of December 31, 2003 was $10.3 million. These outstanding guarantees were recognized as liabilities on the Bank's balance sheet at their current estimated combined fair value of approximately $99,000.

22. Related-Party/Affiliate Transactions:

The Bank has entered into transactions with related parties, such as opening deposit accounts for and extending credit to, employees of the Company. In the opinion of management, such transactions have been fair and reasonable to the Bank and have been entered into under terms and conditions substantially the same as those offered by the Bank to unrelated parties.

In the normal course of business, loans are granted to, and deposits are received from, executive officers, directors, principal stockholders and associates of such persons. The aggregate dollar amount of these loans, exclusive of loans to any such persons which in the aggregate did not exceed $60,000, were $1.1 and $1.0 million at December 31, 2003 and 2002, respectively. During 2003, $620,000 of new loans were made and repayments totaled $434,000. The total amount of deposits received from these parties was $6.5 and $3.1 million at December 31, 2003 and 2002, respectively. Loans to, and deposits received from, these parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collection.

On May 3, 2002, BNCCORP issued 150 shares of its noncumulative preferred stock to Richard W. Milne, Jr. and Terrence M. Scali, executive officers of the Company, for cash. Each share has a preferential noncumulative dividend at an annual rate of 8.00 percent and a preferred liquidation value of $10,000 per share. The noncumulative preferred stock is not redeemable by BNCCORP and carries no conversion rights.

During the first quarter of 2003, the Company purchased the Milne Scali building at 1750 East Glendale Avenue, Phoenix, Arizona. The Company purchased the building from Milne Scali Properties LLC. Milne Scali Properties LLC is a limited liability company whose members are Richard W. Milne, Jr. and Terrence M. Scali, executive officers of the Company. The purchase price for the building was the appraised amount of $3.9 million, which was funded through cash generated from operations. An independent party completed the appraisal.

In October 2003, BNC Insurance, Inc. ("BNC Insurance") purchased from Milne Scali Properties LLC, an Arizona limited liability company, one share of the class A voting redeemable common shares, $2,000 par value per share, of Mountain View Indemnity, Ltd., a Bermuda limited liability company ("MVI"), and one share of the non-voting redeemable preference shares, $1.00 par value per share, of MVI for $65,000 in cash. Milne Scali Properties LLC is owned by Richard W. Milne, Jr. and Terrence M. Scali, executive officers of the Company. Under the by-laws of MVI, share value is established using stockholders equity plus retained earnings divided by the number of stockholders. This methodology was used for purposes of valuing the shares purchased by BNC Insurance.

The Federal Reserve Act limits amounts of, and requires collateral on, extensions of credit by the Bank to BNCCORP, and with certain exceptions, its non-bank affiliates. There are also restrictions on the amounts of investment by the Bank in stocks and other subsidiaries of BNCCORP and such affiliates and restrictions on the acceptance of their securities as collateral for loans by the Bank. As of December 31, 2003, BNCCORP and its affiliates were in compliance with these requirements.

23. Repossessed and Impaired Asset Expenses/Write-Offs:

The Company recorded write downs to estimated net realizable value of other real estate owned and repossessed assets, and related collection and other expenses, of $40,000, $142,000 and $40,000 for the years ended December 31, 2003, 2002 and 2001, respectively. There were no repossessed assets recorded as of December 31, 2003.

24. Income Taxes:

The provision (benefit) for income taxes consists of the following for the years ended December 31 (in thousands):

	2003	2002	2001
Continuing Operations -			
Current:			
Federal	$ 805	$ 800	$ 657
State	241	218	376
Prior year state refunds from change in filing position	(339)	—	—
	707	1,018	1,033
Deferred:			
Federal	726	(250)	(218)
State	148	54	(124)
	874	(196)	(342)
Total from continuing operations	$ 1,581	$ 822	$ 691
Discontinued Operations -			
Current:			
Federal	$ —	$ 5	$ (77)
State	—	1	(6)
Total from discontinued operations	$ —	$ 6	$ (83)

The provision for Federal income taxes expected at the statutory rate differs from the actual provision as follows for the years ended December 31 (in thousands):

	2003	2002	2001
Tax at 34% statutory rate	$ 1,845	$ 967	$ 811
Prior year state refunds (net of Federal benefit)	(229)	—	—
State taxes (net of Federal benefit)	266	108	85
Tax-exempt interest	(473)	(289)	(250)
Other, net	172	36	45
	$ 1,581	$ 822	$ 691

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that result in significant portions of the Company's deferred tax assets and liabilities are as follows as of December 31 (in thousands):

	2003	2002
Deferred tax asset:		
Loans, primarily due to differences in accounting for credit losses	$ 1,737	$ 1,809
Difference between book and tax amortization of branch premium acquisition costs	373	312
Other	245	902
Deferred tax asset	2,355	3,023
Deferred tax liability:		
Unrealized gain on securities available for sale	605	1,666
Leases, primarily due to differences in accounting for leases	706	594
Difference between book and tax amortization of acquired intangibles	490	171
Premises and equipment, primarily due to differences in original cost basis and depreciation	677	902
Deferred tax liability	2,478	3,333
Net deferred tax liability	$ (123)	$ (310)

The Company has, in its judgment, made certain reasonable assumptions relating to the realization of deferred tax assets. Based upon these assumptions, the Company has determined that no valuation allowance is required with respect to the deferred tax assets.

25. Earnings Per Share:

The following table shows the amounts used in computing EPS and the effect on weighted average number of shares of potential dilutive common stock issuances:

	Net Income (Loss) (Numerator)	Shares (Denominator)	Per-Share Amount
2003			
Basic earnings per common share:			
Income from continuing operations	$ 3,844,000		
Less: Preferred stock dividends	(120,000)		
Income attributable to common stockholders	$ 3,724,000	2,705,602	$ 1.38
Effect of dilutive shares -			
Options and contingent stock		59,214	
Diluted earnings per common share:			
Income from continuing operations	$ 3,844,000		
Less: Preferred stock dividends	(120,000)		
Income attributable to common stockholders	$ 3,724,000	2,764,816	$ 1.35
2002			
Basic earnings per common share:			
Income from continuing operations	$ 2,025,000		
Less: Preferred stock dividends	(79,000)		
Income from continuing operations available to common stockholders	1,946,000	2,611,629	$ 0.74
Income from discontinued Fargo branch, net of income taxes	14,000	2,611,629	0.01
Income attributable to common stockholders	$ 1,960,000	2,611,629	$ 0.75
Effect of dilutive shares -			
Options		17,169	
Diluted earnings per common share:			
Income from continuing operations	$ 2,025,000		
Less: Preferred stock dividends	(79,000)		
Income from continuing operations available to common stockholders	1,946,000	2,628,798	$ 0.74
Income from discontinued Fargo branch, net of income taxes	14,000	2,628,798	0.01
Income attributable to common stockholders	$ 1,960,000	2,628,798	$ 0.75
2001			
Basic earnings per common share:			
Income from continuing operations	$ 1,695,000	2,395,353	$ 0.71
Loss from discontinued Fargo branch, net of income taxes	(203,000)	2,395,353	(0.08)
Nonoperating item – loss on early extinguishment of debt, net of income taxes	(134,000)	2,395,353	(0.06)
Cumulative effect of change in accounting principle, net of income taxes	(113,000)	2,395,353	(0.05)
Income available to common stockholders	$ 1,245,000		$ 0.52
Effect of dilutive shares -			
Options		25,760	
Diluted earnings per common share:			
Income from continuing operations	$ 1,695,000	2,421,113	$ 0.70
Loss from discontinued Fargo branch, net of income taxes	(203,000)	2,421,113	(0.08)
Nonoperating item – loss on early extinguishment of debt, net of income taxes	(134,000)	2,421,113	(0.06)
Cumulative effect of change in accounting principle, net of income taxes	(113,000)	2,421,113	(0.05)
Income available to common stockholders	$ 1,245,000		$ 0.51

The following options, with exercise prices ranging from $7.25 to $17.75, were outstanding during the periods indicated but were not included in the computation of diluted EPS because their exercise prices were higher than the average price of the Company's common stock for the period:

	2003	2002	2001
Quarter ended March 31	77,185	97,508	101,570
Quarter ended June 30	63,500	96,145	97,177
Quarter ended September 30	62,027	103,498	95,508
Quarter ended December 31	3,250	91,989	101,649

26. Benefit Plans:

BNCCORP has a qualified, tax-exempt 401(k) savings plan covering all employees of BNCCORP and its subsidiaries who meet specified age and service requirements. The BNCCORP 401(k) savings plan was merged with the plan of Milne Scali on April 1, 2003. Under the BNCCORP plan, eligible employees may elect to defer up to 50 percent of compensation each year not to exceed the dollar limit set by law. At their discretion, BNCCORP and its subsidiaries provide matching contributions of up to 50 percent of employee deferrals up to a maximum employer contribution of five percent of employee compensation. Generally, all participant contributions and earnings are fully and immediately vested. The Company makes its matching contribution during the first calendar quarter following the last day of each calendar year and an employee must be employed by the Company on the last day of the calendar year in order to receive the current year's employer match. The anticipated matching contribution is expensed monthly over the course of the calendar year based on employee contributions made throughout the year. The Company made matching contributions of $341,000, $261,000 and $207,000 for 2003, 2002 and 2001, respectively. Under the investment options available under the 401(k) savings plan, employees may elect to invest their salary deferrals in BNCCORP common stock. At December 31, 2003, the assets in the plan totaled $10.6 million and included $3.3 million (183,034 shares) invested in BNCCORP common stock.

27. Commitments and Contingencies:

Employment Agreements and Noncompete Covenants. The Company has entered into three-year employment agreements with its chairman of the board and president and chief executive officer (the "Executives"). The Executives will be paid minimum annual salaries throughout the terms of the agreements and annual incentive bonuses as may, from time to time, be fixed by the Board. The Executives will also be provided with benefits under any employee benefit plan maintained by BNCCORP for its employees generally, or for its senior executive officers in particular, on the same terms as are applicable to other senior executives of BNCCORP. Under the agreements, if their status as employees with BNCCORP is terminated for any reason other than death, disability, cause, as defined in the agreements, or if they terminate their employment for good reason, as defined in the agreements, or following a change in control of the Company, as defined in the agreements, then the Executives will be paid a lump-sum amount equal to three times their current annual compensation.

In conjunction with the April 2002 business combination with Milne Scali, the Company has entered into five-year employment agreements with the chairman and president of Milne Scali (the "Insurance Executives"). The Insurance Executives will be paid minimum annual salaries throughout the terms of the agreements and annual incentive bonuses as may, from time to time, be fixed by the Board. The Insurance Executives will also be provided with benefits under any employment benefit plan maintained by BNCCORP for its employees generally, or for its senior executive officers in particular, on the same terms as are applicable to other senior executives of BNCCORP.

In conjunction with its 1998 business combination with Lips & Lahr, Inc., ("Lips & Lahr") the Company assumed five-year employment agreements with two officers of Lips & Lahr (the "Officers"). The agreements, which originally provided for salaries based upon a percentage of all net annual commissions received by Lips & Lahr on business written by the Officers, were amended to provide for minimum annual salaries through the remainder of the contract term, which ran through December 31, 2000. Additionally, the agreements provide for the payment of deferred compensation for a term of 10 years commencing on February 1, 2001 and continuing monthly until paid in full. Finally, as separate consideration for the release of all present and future claims to the Officers' books of business at the end of the term of the employment contract and for other terms of the contract involving confidentiality, nonpiracy and a restrictive covenant covering a period of five years after the term of the agreement, the agreements provide for 120 monthly payments also commencing on February 1, 2001. The deferred compensation payments have been accrued for as of December 31, 2003. Both of the Officers resigned and the Company remains obligated under the deferred compensation and non-compete provisions of the original employment agreements.

In the business combination with Lips & Lahr, BNC Insurance assumed two additional non-compete agreements with former officers of Lips & Lahr. Monthly payments under these agreements, which commenced in 1996, are scheduled to continue into 2006.

Legal Proceedings. From time to time, the Company may be a party to legal proceedings arising out of its lending, deposit operations or other activities. The Company engages in foreclosure proceedings and other collection actions as part of its loan collection activities. From time to time, borrowers may also bring actions against the Company, in some cases claiming damages. Some financial services companies have been subjected to significant exposure in connection with litigation, including class action litigation and punitive damage claims. While the Company is not aware of any actions or allegations that should reasonably give rise to any material adverse effect, it is possible that the Company could be subjected to such a claim in an amount that could be material. Based upon a review with its legal counsel, management believes that the ultimate disposition of pending litigation will not have a material effect on the Company's financial condition, results of operations or cash flows.

Leases. The Company has entered into operating lease agreements for certain facilities and equipment used in its operations. Rent expense for the years ended December 31, 2003, 2002 and 2001, was $1.0 million, $1.2 million and $675,000, respectively, for facilities, and $107,000, $94,000 and $94,000, respectively, for equipment and other items. At December 31, 2003, the total minimum annual base lease payments for operating leases were as follows (amounts are in thousands):

2004	$ 1,113
2005	889
2006	752
2007	715
2008	418
Thereafter	435

The Company is subleasing a building in Bismarck. The sublease runs for a term of 18 months, terminating on December 31, 2004, renewable for five additional two-year terms. Future minimum rentals to be received under the sublease are $84,300 per annum, paid annually in advance by each June 1. The Company is also subleasing a portion of its office space in Minneapolis. The sublease runs for a term of 12 months, terminating on June 30, 2004, at which time it will revert to a month-to-month lease. Rent received under the sublease is $3,000 per month.

28. Stock-Based Compensation:

BNCCORP's 1995 Stock Incentive Plan (the "1995 Stock Plan") and its 2002 Stock Incentive Plan (the "2002 Stock Plan," together, the "Stock Plans") are intended to provide long-term incentives to its key employees, including officers and directors who are employees of the Company. The 1995 Stock Plan, which is administered by the compensation committee of the Board (the "Committee"), provides for an authorization of 250,000 shares of common stock for issuance thereunder. The 2002 Stock Plan, which is also administered by the Committee, provides for an authorization of 125,000 shares of common stock for issuance thereunder. Under the Stock Plans, the Company may grant employees incentive stock options, nonqualified stock options, restricted stock, stock awards or any combination thereof. The Committee establishes the exercise price of any stock options granted under the Stock Plans provided that the exercise price may not be less than the fair market value of a share of common stock on the date of grant. The Committee determines vesting requirements, which may vary, and the maximum term of options granted is generally 10 years.

As of December 31, 2003, 48,973 restricted shares issued under the 1995 Stock Plan were outstanding. 30,973 of the shares were fully vested. The balance of the shares vest incrementally between now and December 31, 2006. The Company records the compensation expense related to restricted stock on a straight-line basis over the applicable service period. Compensation cost charged to operations was $136,000, $9,000 and $9,000 in 2003, 2002 and 2001, respectively. The Company issued 24,500 shares of restricted stock during 2003 and no shares of restricted stock during 2002 and 2001.

The Company's Nonemployee Director Stock Option Plan (the "Directors' Plan") was adopted during 1998, administered by the Committee and terminated during 1999.

The Company applies APB 25 and related interpretations in accounting for both the Stock Plans and the Directors' Plan. Accordingly, no compensation cost has been recognized for the options issued under the plans in 2003, 2002 or 2001. As of December 31, 2003, 191,876 options had been awarded under the 1995 Stock Plan. 21,841 of them had been exercised and 170,035 remained outstanding. 3,250 options awarded under the Directors' Plan remained outstanding. No awards had been made under the 2002 Stock Plan. Had compensation cost been determined on the basis of fair value pursuant to SFAS 123, net income and EPS would have been reduced as follows for the years ended December 31:

	2003	2002	2001
Net Income:			
As Reported	$ 3,844,000	$ 2,039,000	$ 1,245,000
Pro Forma	3,793,000	2,005,000	1,145,000
Basic EPS:			
As Reported	1.38	0.75	0.52
Pro Forma	1.30	0.72	0.45
Diluted EPS:			
As Reported	1.35	0.75	0.51
Pro Forma	1.27	0.72	0.44

Following is a summary of stock option transactions for the years ended December 31:

	2003		2002		2001	
	Options to Purchase Shares	Weighted Average Exercise Price	Options to Purchase Shares	Weighted Average Exercise Price	Options to Purchase Shares	Weighted Average Exercise Price
Outstanding, beginning of year	173,935	$ 10.48	208,408	$ 10.37	118,148	$ 13.84
Granted	17,500	7.00	2,500	7.51	109,840	6.16
Exercised	(11,066)	6.79	(4,000)	6.03	(4,840)	5.94
Forfeited	(7,084)	9.31	(32,973)	10.12	(14,740)	8.21
Outstanding, end of year	173,285	10.41	173,935	10.48	208,408	10.37
Exercisable, end of year	110,702	12.71	92,248	12.87	106,948	12.88
Weighted average fair value of options:						
Granted	$ 3.76		$ 3.35		$ 2.91	
Exercised	$ 3.14		$ 2.91		$ 2.83	
Forfeited	$ 4.23		$ 4.61		$ 3.88	

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were made in estimating fair value of options granted for the years ended December 31:

	2003	2002	2001
Weighted average –			
Dividend yield	0.00 %	0.00 %	0.00 %
Risk-free interest rate – seven-year treasury yield	3.66 %	3.35 %	5.00 %
Volatility	36.39 %	36.73 %	35.36 %
Expected life	7.0 years	7.0 years	7.0 years

Following is a summary of the status of options outstanding at December 31, 2003:

	Outstanding Options			Exercisable Options	
	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Options with exercise prices ranging from:					
$17.00 to $17.75	61,850	4.0 years	$ 17.04	61,850	$ 17.04
$5.88 to $10.00	111,435	6.6 years	6.73	48,852	7.22
	173,285			110,702	

29. Condensed Financial Information-Parent Company Only:

Condensed financial information of BNCCORP on a parent company only basis is as follows:

Parent Company Only
Condensed Balance Sheets
As of December 31
(In thousands, except share data)

	2003	2002
Assets:		
Cash and cash equivalents	$ 2,977	$ 3,871
Investment in subsidiaries	68,300	64,518
Receivable from subsidiaries	259	95
Deferred charges and intangible assets, net	154	154
Other	513	993
	$ 72,203	$ 69,631
Liabilities and stockholders' equity:		
Subordinated debentures	$ 22,570	$ 22,484
Long term note	8,500	8,500
Accrued expenses and other liabilities	947	924
	32,017	31,908
Preferred stock, $.01 par value – 2,000,000 shares authorized; 150 shares issued and outstanding	—	—
Capital surplus – preferred stock	1,500	1,500
Common stock, $.01 par value – 10,000,000 shares authorized; 2,749,196 and 2,700,929 shares issued and outstanding (excluding 42,880 shares held in treasury)	28	27
Capital surplus – common stock	17,074	16,614
Retained earnings	21,119	17,395
Treasury stock (42,880 shares)	(513)	(513)
Accumulated other comprehensive income, net of income taxes	978	2,700
Total stockholders' equity	40,186	37,723
	$ 72,203	$ 69,631

Parent Company Only

Condensed Statements of Income

For the Years Ended December 31
(In thousands)

	2003	2002	2001
Income:			
Management fee income	$ 650	$ 649	$ 703
Interest	36	83	322
Other	120	114	70
Total income	806	846	1,095
Expenses:			
Interest	2,156	2,185	2,207
Personnel expense	530	521	512
Legal and other professional	216	210	144
Depreciation and amortization	14	17	57
Other	332	352	307
Total expenses	3,248	3,285	3,227
Loss before income tax benefit and equity in undistributed income of subsidiaries	(2,442)	(2,439)	(2,132)
Income tax benefit	961	858	691
Loss before equity in undistributed income of subsidiaries	(1,481)	(1,581)	(1,441)
Equity in undistributed income of subsidiaries	5,325	3,606	3,023
Income from continuing operations	3,844	2,025	1,582
Equity in undistributed income (loss) from operations of discontinued branch	—	14	(203)
Income before nonoperating item	3,844	2,039	1,379
Nonoperating item - loss on early extinguishment of debt, net of income taxes	—	—	(134)
Net income	$ 3,844	$ 2,039	$ 1,245

Parent Company Only

Condensed Statements of Cash Flows

For the Years Ended December 31
(In thousands)

	2003	2002	2001
Operating activities:			
Net income	$ 3,844	$ 2,039	$ 1,245
Adjustments to reconcile net income to net cash used in operating activities -			
Depreciation and amortization	14	18	43
Equity in undistributed income of subsidiaries	(5,325)	(3,620)	(2,820)
Change in prepaid expenses and other receivables	300	265	(111)
Change in accrued expenses and other liabilities	23	(123)	332
Other	(2)	(482)	386
Net cash used in operating activities	(1,146)	(1,903)	(925)
Investing activities:			
Net decrease in loans	—	5	11
Increase in investment in subsidiaries	(181)	(13,000)	(3,464)
Additions to premises and equipment, net	5	(21)	12
Net cash used in investing activities	(176)	(13,016)	(3,441)
Financing activities:			
Repayments of long-term borrowings	—	—	(13,172)
Proceeds from long-term borrowings	—	8,500	—
Amortization of discount on subordinated notes	—	—	371
Amortization of deferred charges	—	—	14
Proceeds from issuance of subordinated debentures	—	—	14,893
Proceeds from issuance of preferred stock	—	1,500	—
Proceeds from issuance of common stock	462	2,524	—
Amortization of discount on subordinated debentures	86	86	53
Payment of preferred stock dividends	(120)	(79)	—
Other, net	—	9	(86)
Net cash provided by financing activities	428	12,540	2,073
Net decrease in cash and cash equivalents	(894)	(2,379)	(2,293)
Cash and cash equivalents, beginning of year	3,871	6,250	8,543
Cash and cash equivalents, end of year	$ 2,977	$ 3,871	$ 6,250
Supplemental cash flow information:			
Interest paid	$ 2,172	$ 2,050	$ 2,143
Income tax payments received from subsidiary bank(s), net of income taxes paid	$ 903	$ 1,563	$ 652

30. Quarterly Financial Data (unaudited, in thousands, except shares and EPS):

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 7,468	$ 7,265	$ 6,734	$ 7,179
Interest expense	4,026	3,897	3,697	3,648
Net interest income	3,442	3,368	3,037	3,531
Provision for credit losses	775	400	300	—
Net interest income after provision for credit losses	2,667	2,968	2,737	3,531
Noninterest income	5,219	5,411	5,402	4,780
Noninterest expense	6,454	6,701	6,834	7,301
Income before income taxes	1,432	1,678	1,305	1,010
Income tax provision	415	504	389	273
Net income	$ 1,017	$ 1,174	$ 916	$ 737
Dividends on preferred stock	$ 30	$ 30	$ 30	$ 30
Net income attributable to common stockholders	$ 987	$ 1,144	$ 886	$ 707
Basic earnings per common share:				
Basic earnings per common share	$ 0.37	$ 0.42	$ 0.33	$ 0.26
Diluted earnings per common share:				
Diluted earnings per common share	$ 0.36	$ 0.41	$ 0.32	$ 0.25
Average common shares:				
Basic	2,701,274	2,703,071	2,706,323	2,711,620
Diluted	2,731,213	2,758,171	2,766,118	2,803,674

Unaudited – see accompanying accountant's report.

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 7,581	$ 7,825	$ 8,431	$ 7,981
Interest expense	4,568	4,993	4,811	4,364
Net interest income	3,013	2,832	3,620	3,617
Provision for credit losses	217	185	400	400
Net interest income after provision for credit losses	2,796	2,647	3,220	3,217
Noninterest income	2,345	4,119	5,123	4,709
Noninterest expense	4,917	6,732	6,891	6,789
Income before income taxes	224	34	1,452	1,137
Income tax provision (benefit)	94	(30)	430	328
Income from continuing operations	130	64	1,022	809
Gain (loss) from discontinued Fargo branch, net of income taxes	60	38	(69)	(15)
Net income	$ 190	$ 102	$ 953	$ 794
Dividends on preferred stock	$ —	$ (19)	$ (30)	$ (30)
Net income attributable to common stockholders	$ 190	$ 83	$ 923	$ 764
Basic earnings per common share:				
Income from continuing operations (less preferred stock dividends)	$ 0.05	$ 0.02	$ 0.37	$ 0.29
Gain (loss) from discontinued Fargo branch, net of income taxes	0.03	0.01	(0.03)	(0.01)
Basic earnings per common share	$ 0.08	$ 0.03	$ 0.34	$ 0.28
Diluted earnings per common share:				
Income from continuing operations (less preferred stock dividends)	$ 0.05	$ 0.02	$ 0.37	$ 0.29
Gain (loss) from discontinued Fargo branch, net of income taxes	0.03	0.01	(0.03)	(0.01)
Diluted earnings per common share	$ 0.08	$ 0.03	$ 0.34	$ 0.28
Average common shares:				
Basic	2,399,170	2,645,213	2,697,929	2,699,951
Diluted	2,424,739	2,670,195	2,702,709	2,710,311

Unaudited – see accompanying accountant's report.

Selected Financial Data

The selected consolidated financial data presented below under the captions "Income Statement Data" and "Balance Sheet Data" as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 are derived from the historical audited consolidated financial statements of the Company. The Consolidated Balance Sheets as of December 31, 2003, 2002 and 2001, and the related Consolidated Statements of Income, Comprehensive Income, Stockholders' Equity and Cash Flows for each of the four years in the period ended December 31, 2003 were audited by KPMG LLP, independent public accountants. The Consolidated Balance Sheet as of December 31, 1999 and the related Consolidated Statements of Income, Comprehensive Income, Stockholders' Equity and Cash Flows for the one year period ended December 31, 1999 were audited by Arthur Andersen LLP, independent public accountants who have ceased operations. The financial data below should be read in conjunction with and is qualified by the Consolidated Financial Statements and the notes thereto.

The adoption of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") in 2003, which requires that the expense associated with BNCCORP's subordinated debentures be included in interest expense, is reflected in all applicable periods in the table below. The data presented in the table below includes the financial performance of Milne Scali since its acquisition in April 2002. Additionally, the financial performance of the Bank's Fargo, North Dakota branch (which was sold on September 30, 2003) and BNC Financial Corporation, Inc. (which was sold on December 31, 1999) is not reflected in the data below. All data presented is from continuing operations as of and for all periods presented.

Selected Financial Data (1)

	For the Years Ended December 31,				
	2003	2002	2001	2000	1999
	(dollars in thousands, except share and per share data)				
Income Statement Data:					
Total interest income	$ 28,646	$ 31,818	$ 37,586	$ 40,658	$ 28,535
Total interest expense	15,268	18,736	24,033	27,679	16,438
Net interest income	13,378	13,082	13,553	12,979	12,097
Provision for credit losses	1,475	1,202	1,699	1,202	1,138
Noninterest income	20,812	16,296	8,714	7,683	6,028
Noninterest expense	27,290	25,329	18,182	15,821	17,435
Income tax provision (benefit)	1,581	822	691	1,183	(193)
Income (loss) from continuing operations	$ 3,844	$ 2,025	$ 1,695	$ 2,456	$ (255)
Balance Sheet Data: (at end of period)					
Total assets	$ 621,477	$ 602,228	$ 555,967	$ 547,447	$ 445,232
Investments	262,568	208,072	211,801	253,566	145,349
Federal Reserve Bank and Federal Home Loan Bank stock	7,596	7,071	7,380	9,619	5,643
Loans, net of unearned income	283,555	335,794	297,924	252,753	254,009
Allowance for credit losses	(4,763)	(5,006)	(4,325)	(3,588)	(2,872)
Total deposits	395,942	398,245	375,277	330,894	316,772
Short-term borrowings	31,833	28,120	760	33,228	2,200
Federal Home Loan Bank advances	112,200	97,200	117,200	117,200	86,500
Long-term borrowings	8,640	8,561	13	12,642	14,470
Guaranteed preferred beneficial interests in Company's subordinated debentures	22,397	22,326	22,244	7,606	—
Common stockholders' equity	38,686	36,223	30,679	29,457	23,149
Book value per common share outstanding	$ 14.07	$ 13.41	$ 12.79	$ 12.30	$ 9.65
Earnings Performance / Share Data (1):					
Return on average total assets	0.64%	0.36%	0.31%	0.47%	(0.07)%
Return on average common stockholders' equity	9.92%	5.77%	5.51%	10.02%	(1.22)%
Net interest margin	2.47%	2.51%	2.63%	2.65%	3.38%
Net interest spread	2.29%	2.29%	2.25%	2.35%	3.07%
Basic earnings (loss) per common share (1)	$ 1.38	$ 0.74	$ 0.71	$ 1.02	$ (0.11)
Diluted earnings (loss) per common share (1)	$ 1.35	$ 0.74	$ 0.70	$ 1.02	$ (0.11)
Cash dividends per common share	—	—	—	—	—
Cash dividends per preferred share	$ 800.00	$ 526.67	—	—	—

	For the Years Ended December 31,				
	2003	2002	2001	2000	1999
	(dollars in thousands, except share and per share data)				
Total cash dividends – preferred stock	$ 120	$ 79	—	—	—
Average common shares outstanding	2,705,602	2,611,629	2,395,353	2,397,356	2,406,618
Average common and common equivalent shares	2,764,816	2,628,798	2,421,113	2,398,553	2,407,018
Shares outstanding at yearend	2,749,196	2,700,929	2,399,170	2,395,030	2,399,980
Balance Sheet and Other Key Ratios (1):					
Nonperforming assets to total assets	1.28%	1.27%	0.80%	0.12%	0.64%
Nonperforming loans to total loans	2.80%	2.27%	1.47%	0.23%	0.65%
Net loan charge-offs to average loans	(0.56)%	(0.17)%	(0.33)%	(0.20)%	(0.46)%
Allowance for credit losses to total loans	1.68%	1.49%	1.45%	1.42%	1.13%
Allowance for credit losses to nonperforming loans	60%	66%	99%	619%	173%
Average common stockholders' equity to average total assets	6.25%	5.93%	5.64%	4.71%	5.48%

(1) From continuing operations for all periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following table summarizes income from continuing operations, net income and basic and diluted earnings per share for the 12 months ended December 31 (amounts in thousands):

	2003	2002	2001
Income from continuing operations	$ 3,844	$ 2,025	$ 1,695
Net income	3,844	2,039	1,245
Basic earnings per common share	1.38	0.75	0.52
Diluted earnings per common share	1.35	0.75	0.51

Executive Summary - 2003 vs. 2002. Strategic initiatives we pursued in recent years, including diversifying our sources of business, focusing on what we believe are attractive and growing core markets and managing for long-term stockholder value generated favorable results in 2003. The following information highlights key developments during 2003.

- 2003 net income rose 88.5 percent, to $3.84 million ($1.35 per share on a diluted basis) compared with $2.04 million ($0.75 per share) for 2002.
- Our insurance segment provided a significant contribution to 2003 profitability.
- Noninterest income rose to 60.9 percent of gross revenues in 2003 compared with 55.5 percent in 2002.
- Noninterest income increased 27.7 percent in 2003 to $20.81 million compared with $16.30 million in 2002.
- Insurance commission income accounted for $14.57 million, or 70.0 percent of noninterest income, compared with $8.98 million, or 55.1 percent, in 2002 with 2003 representing a full year of contribution from Milne Scali & Company, Inc. ("Milne Scali"), acquired in April 2002.
- Our trust and financial services division recorded a $488,000 fee for coordinating the sale of two companies.
- Net interest income in 2003 remained relatively flat at $13.38 million compared with $13.08 million in 2002. Included in net interest income were mark-to-market losses on the value of derivative contracts totaling ($80,000) in 2003 and ($779,000) in 2002.
- Net interest margin narrowed to 2.47 percent in 2003 compared with 2.51 percent in 2002. Adoption of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" required interest associated with BNCCORP's subordinated debentures to be reflected as interest expense. All prior periods have been reclassified to reflect this change.
- Noninterest expense rose 7.7 percent to $27.29 million for 2003 compared with $24.33 million for 2002. The increase primarily reflected costs associated with expanded banking and insurance operations in Arizona, actions expected to support increased operating levels in 2004.
- Total assets reached $621.45 million at December 31, 2003 compared with $602.23 million one year earlier.
- Total loans decreased 15.6 percent in 2003, to $283.56 million. Loan volume was impacted by planned loan reductions, completion of some financed commercial real estate projects and slower loan demand that was reflective of economic conditions.
- The provision for credit losses in 2003 was $1.48 million compared with $1.20 million in 2002.
- Loan charge-offs were $1.82 million in 2003 compared with $657,000 in 2002. $1.3 million of the 2003 charge-offs related to one commercial contractor.
- The allowance for credit losses as a percentage of total loans at December 31, 2003 was 1.68 percent compared with 1.45 percent one year earlier. The ratio of the allowance for credit losses to total nonperforming loans was 60 percent at December 31, 2003 compared with 66 percent one year earlier.
- We had $7.95 million of nonperforming loans at December 31, 2003 compared with $7.63 million one year earlier. During January 2004, a $4.5 million loan (reflected as a nonperforming loan at December 31, 2003) was paid in full, including accrued interest. A $2.2 million nonperforming loan is expected to be resolved during the second quarter of 2004. These developments should result in much-improved asset quality moving forward into 2004.

- Investment securities available for sale increased 26.2 percent in 2003, to $262.57 million as investments were increased to maintain an acceptable earning asset portfolio despite the reduction in loan volume.
- Core deposits increased $24.89 million or 7.3 percent during 2003. The growth was primarily attributable to our Arizona market as we continued to see demand for our Wealthbuilder family of deposit products.
- Brokered and national market certificates of deposit decreased $27.21 million during 2003.
- Reflecting continued success of our expansion into new markets, the Arizona operations of the Bank accounted for approximately 31.2 percent of total loans and 19.9 percent of total deposits at December 31, 2003.
- Total common stockholders' equity was approximately $38.69 million at December 31, 2003, equivalent to book value per common share of $14.07 (tangible book value per common share of $5.54).

During 2003, we continued to take actions which we believe will strengthen the performance of our core businesses.

In banking, we opened our Scottsdale branch office, relocated our East Camelback office in Phoenix to a more prominent and visible location, acquired property for a branch office in Golden Valley, Minnesota and acquired a mortgage banking operation.

In insurance, the acquisition of The Insurance Alliance of the Southwest ("IASW") in December 2003 will help to increase the volume of our insurance business.

We believe that we have achieved our goal of building a diversified business base, which has long been a cornerstone of our strategy. We believe each of our core businesses is well defined and well positioned to serve the needs of our customers, while contributing to our long-term corporate financial performance and share value creation.

We believe that our record financial performance in 2003 provides a meaningful indication of our earnings potential. Looking ahead to 2004, we hope to continue to derive benefits from our investments in expanding our banking and insurance operations, and implementing programs to encourage cross-selling across all of our business lines.

Executive Summary - 2002 vs. 2001. The following information highlights key developments during 2002.

- Net income rose 63.8 percent, to $2.04 million ($0.75 per common share on a diluted basis) compared with $1.25 million ($0.51 per share) in 2001.
- Our insurance segment made a strong contribution to 2002 profitability with the acquisition of Milne Scali in April 2002.
- Noninterest income rose to 55.5 percent of gross revenues in 2002 compared with 39.1 percent in 2001.
- Noninterest income increased 87.0 percent in 2002, to $16.30 million compared with $8.71 million in 2001.
- Insurance commission income accounted for $8.98 million, or 55.1 percent, of noninterest income, compared with $1.89 million, or 21.7 percent, in 2001.
- Net interest income in 2002 remained relatively flat at $13.08 million compared with $13.55 million in 2001. Included in net interest income were mark-to-market losses on the value of derivative contracts totaling ($779,000) in 2002 and ($184,000) in 2001.
- Net interest margin narrowed to 2.51 percent in 2002 compared with 2.63 percent in 2001.
- Noninterest expense rose 39.3 percent, to $25.33 million, for 2002 compared with $18.18 million for 2001. The 2002 increase primarily reflected our expanded banking and insurance operations in Arizona, including the acquisition of Milne Scali in April 2002, and the winding down of the Fargo office of BNC Asset Management, Inc. ("BNC AMI").
- Total assets were $602.23 million at December 31, 2002 compared with $585.06 million one year earlier.
- Total loans increased $37.87 million, or 12.7 percent, to $335.79 million at the end of 2002.
- The provision for credit losses in 2002 was $1.20 million compared with $1.70 million in 2001.
- Loan charge-offs were $657,000 in 2002 compared with $1.27 million in 2001.
- The allowance for credit losses as a percentage of total loans at December 31, 2002 was 1.49 percent compared with 1.45 percent one year earlier. The ratio of the allowance for credit losses to total nonperforming loans was 66 percent at December 31, 2002 compared with 99 percent one year earlier.
- We had $7.63 million of nonperforming loans at December 31, 2002 compared with $4.38 million one year earlier.
- Total deposits rose 6.1 percent to $398.25 million at December 31, 2002 compared with $375.28 million one year earlier.
- Total common stockholders' equity was approximately $36.22 million at December 31, 2002, equivalent to book value per common share of $13.41 (tangible book value per common share of $5.60).
- Net unrealized gains in our investment portfolio at December 31, 2002 were nearly $4.4 million.

During 2002, we also undertook a series of actions to sharpen the focus and strengthen the performance of each of our three core businesses: banking, insurance and brokerage/trust/financial services.

In banking, we sold our Fargo, North Dakota branch allowing us to redeploy our resources in markets we believe present greater potential for profitability.

In insurance, the acquisition of Milne Scali in the second quarter of 2002 significantly increased the scale of our insurance business.

In brokerage/trust/financial services, in order to enhance the financial options available to our customers, we formed a relationship with Raymond James Financial Services, Inc. We also reorganized the management and office network of BNC AMI to improve the productivity of this aspect of our business.

Results of Operations

Net Interest Income. Net interest income, the difference between total interest income earned on interest-earning assets and total interest expense paid on interest-bearing liabilities, is the banking segment's primary source of earnings. The amount of net interest income is affected by changes in the volume and mix of earning assets, the level of rates earned on those assets, the volume and mix of interest-bearing liabilities and the level of rates paid on those liabilities.

The following table sets forth, for the periods indicated, certain information relating to our average balance sheet and reflects the yield on average assets and cost of average liabilities. Such yields and costs are derived by dividing income and expense by the average balance of assets and liabilities. All average balances have been derived from monthly averages, which are indicative of daily averages.

Analysis of Average Balances, Interest and Yields/Rates (1)

For the Years ended December 31,

	2003			2002			2001		
	Average balance	Interest earned or paid	Average yield or cost	Average balance	Interest earned or paid	Average yield or cost	Average balance	Interest earned or paid	Average yield or cost
	(dollars in thousands)								
Assets									
Federal funds sold/interest-bearing due from	$ 1,447	$ 11	0.76%	$ 3,795	$ 66	1.74%	$ 1,830	$ 50	2.73%
Taxable investments	203,051	7,803	3.84%	193,972	9,997	5.15%	206,572	12,716	6.16%
Tax-exempt investments	32,982	1,535	4.65%	19,979	977	4.89%	16,452	829	5.04%
Loans and leases (2)	308,115	19,297	6.26%	307,227	20,778	6.76%	293,716	23,991	8.17%
Allowance for credit losses	(4,909)	—		(4,579)	—		(4,153)	—	
Total interest-earning assets (3)	540,686	28,646	5.30%	520,394	31,818	6.11%	514,417	37,586	7.31%
Noninterest-earning assets:									
Cash and due from banks	11,733			13,706			11,997		
Other	48,249			34,946			19,388		
Total assets from continuing operations	600,668			569,046			545,802		
Assets from discontinued Fargo branch	—			22,258			22,270		
Total assets	$600,668			$591,304			$568,072		
Liabilities and Stockholders' Equity									
Deposits:									
Interest checking and money market accounts	$186,796	2,189	1.17%	$174,108	2,849	1.64%	$147,775	4,669	3.16%
Savings	6,052	51	0.84%	4,511	39	0.86%	3,758	56	1.49%
Certificates of deposit:									
Under $100,000	94,820	3,012	3.18%	104,964	4,068	3.88%	98,639	5,280	5.35%
$100,000 and over	55,928	2,186	3.91%	73,639	3,286	4.46%	73,806	4,248	5.76%
Total interest-bearing deposits	343,596	7,438	2.16%	357,222	10,242	2.87%	323,978	14,253	4.40%
Borrowings:									
Short-term borrowings	21,942	382	1.74%	7,799	141	1.81%	10,206	441	4.32%
FHLB advances	111,777	5,333	4.77%	97,711	6,214	6.36%	118,705	7,185	6.05%
Long-term borrowings	8,623	387	4.49%	6,063	310	5.11%	8,378	777	9.27%
Subordinated debentures	22,141	1,728	7.80%	22,056	1,829	8.29%	13,542	1,377	10.17%
Total interest-bearing liabilities	508,079	15,268	3.01%	490,851	18,736	3.82%	474,809	24,033	5.06%
Noninterest-bearing demand accounts	40,022			33,951			28,474		
Total deposits and interest-bearing liabilities	548,101			524,802			503,283		
Other noninterest-bearing liabilities	13,542			11,336			8,765		
Liabilities from discontinued Fargo branch	—			20,476			24,654		
Total liabilities	561,643			556,614			536,702		
Stockholders' equity	39,025			34,690			31,370		
Total liabilities and stockholders' equity	$600,668			$591,304			$568,072		
Net interest income		$ 13,378			$ 13,082			$ 13,553	
Net interest spread			2.29%			2.29%			2.25%
Net interest margin (4)			2.47%			2.51%			2.63%
Ratio of average interest-earning assets to average interest-bearing liabilities	106.42%			106.02%			108.34%		

(1) From continuing operations for all periods presented.

(2) Average balances of loans and leases include nonaccrual loans and leases, and are presented net of unearned income. Loan fee amortization totaling approximately $1.5 million, $1.3 million and $812,000 is included in loan interest income for the 12-month periods ended December 31, 2003, 2002 and 2001, respectively.

(3) Tax-exempt income has not been presented on a taxable equivalent basis. Tax-exempt income of $1.5 million, $982,000 and $840,000 was recognized during the years ended December 31, 2003, 2002 and 2001, respectively.

(4) Net interest margin equals net interest income divided by average interest-earning assets for the period.

The following table illustrates, for the periods indicated, the dollar amount of changes in our interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase related to higher outstanding balances and the volatility of interest rates. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate:

Analysis of Changes in Net Interest Income (1)

	For the Years Ended December 31,					
	2003 Compared to **2002**			**2002** Compared to **2001**		
	Change Due to			Change Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(in thousands)					
Interest Earned on Interest-Earning Assets						
Federal funds sold/interest-bearing due from	$ (30)	$ (26)	$ (56)	$ 24	$ (8)	$ 16
Investments	1,347	(2,982)	(1,635)	(533)	(2,038)	(2,571)
Loans	60	(1,541)	(1,481)	1,172	(4,385)	(3,213)
Total increase (decrease) in interest income	1,377	(4,549)	(3,172)	663	(6,431)	(5,768)
Interest Expense on Interest-Bearing Liabilities						
Interest checking and money market accounts	228	(888)	(660)	1,067	(2,887)	(1,820)
Savings	13	(1)	12	16	(33)	(17)
Certificates of Deposit:						
Under $100,000	(368)	(688)	(1,056)	367	(1,579)	(1,212)
$100,000 and over	(726)	(374)	(1,100)	(10)	(952)	(962)
Short-term borrowings	246	(5)	241	(87)	(213)	(300)
FHLB advances	1,198	(2,079)	(881)	(1,361)	390	(971)
Long-term borrowings	108	(31)	77	(178)	(289)	(467)
Subordinated debentures	7	(108)	(101)	639	(187)	452
Total increase (decrease) in interest expense	706	(4,174)	(3,468)	453	(5,750)	(5,297)
Increase (decrease) in net interest income	$ 671	$ (375)	$ 296	$ 210	$ (681)	$ (471)

(1) From continuing operations for all periods presented.

Year ended December 31, 2003 compared to year ended December 31, 2002. Net interest income increased $296,000, or 2.3 percent, and totaled $13.4 million for 2003. Net interest spread and net interest margin adjusted to 2.29 and 2.47 percent, respectively, for the 12-month period ended December 31, 2003 from 2.29 and 2.51, respectively, for the 12-month period ended December 31, 2002.

Net interest income for the 12-month periods ended December 31, 2003 and 2002 reflected mark-to-market losses on the value of derivative contracts totaling ($80,000) and ($779,000), respectively. Without the mark-to-market adjustments on these derivative contracts for the two periods, net interest margin would have been 2.49 percent for the 12 months ended December 31, 2003 and 2.66 percent for the 12 months ended December 31, 2002.

The remaining fair value of our interest rate cap contracts on December 31, 2003 was $56,000. Therefore, net interest income in future periods can only be negatively affected to that amount if the fair value of the contracts were required to be written to $0. If the fair value of the derivative contracts were to be increased in future periods due to increases in three-month LIBOR (the rate upon which our current cap contracts are based), this would have a favorable effect on net interest income in those future periods as favorable adjustments to the fair value of the contracts would be reflected as reduced interest expense.

The following condensed information summarizes the major factors combining to create the changes to net interest income, spread and margin during 2003 as compared to 2002. Lettered explanations following the summary describe causes of the changes in these major factors.

Net Interest Income Analysis – 2003 vs. 2002 (1)

	For the Years Ended December 31,		Change	
	2003	2002		
	(amounts in millions)			
Total interest income decreased	$ 28.7	$ 31.8	$ (3.1)	(10)%
Due to:				
Decrease in yield on interest-earnings assets	5.30%	6.11%	(0.81)%	(13)%
Driven by:				
Decrease in yield on loans (a)	6.26%	6.76%	(0.50)%	(7)%
Decrease in yield on investments (b)	3.96%	5.13%	(1.17)%	(23)%
The decreases in yield on interest-earning assets were offset by:				
Increase in average earning assets	$ 540.7	$ 520.4	$ 20.3	4%
Driven by:				
Increase in average loans (c)	$ 308.1	$ 307.2	$ 0.9	0%
Increase in average investments (d)	$ 236.0	$ 214.0	$ 22.0	10%
Total interest expense decreased	$ 15.3	$ 18.7	$ (3.4)	(18)%
Due to:				
Decrease in cost of interest-bearing liabilities	3.01%	3.82%	(0.81)%	(21)%
Driven by:				
Decrease in cost of interest-bearing deposits (e)	2.16%	2.87%	(0.71)%	(25)%
Decrease in cost of borrowings (f)	4.76%	6.36%	(1.60)%	(25)%
These decreases were coupled with:				
Increase in average interest-bearing liabilities	$ 508.1	$ 490.9	$ 17.2	4%
Driven by:				
Increase in average borrowings (g)	$ 164.5	$ 133.6	$ 30.9	23%
Offset by:				
Decrease in average interest-bearing deposits (h)	$ 343.6	$ 357.2	$ (13.6)	(4)%

(1) From continuing operations for all periods presented.

(a) Our decreased loan yield is reflective of the lower interest rate environment during 2003. The lower rate environment was caused by several Federal Reserve reductions in the Federal funds target rate causing prime rate to decrease significantly during 2001 and continuing into 2002 and 2003. The daily average prime rate in 2003 was 4.12 percent as compared to 4.68 percent for 2002. The lower prime rate caused floating rate loans to reprice at lower levels and new loans to be originated at interest rate levels lower than those originated in the prior period.

(b) The decreased yield on investments was also reflective of the lower interest rate environment during 2003.

(c) Average loans remained relatively stable during 2003 in spite of a significant decline in period end loans at December 31, 2003 versus December 31, 2002.

(d) Average investments increased in 2003 to maintain an acceptable average earning asset portfolio and related interest income. The increase in average investments in 2003 caused the mix in the earning asset portfolio to change resulting in downward pressure on net interest margin.

(e) The decrease in cost of interest-bearing deposits was reflective of the lower interest rate environment during 2003. Floating rate deposit accounts repriced at lower interest rate levels and certificates of deposit renewed or were originated at lower interest rate levels than those in the prior period.

(f) 2003 borrowing costs decreased due to the lower interest rate environment. The lower interest rates were reflected in decreased cost on our $15.0 million floating rate subordinated debentures, our $8.5 million floating rate loan, floating rate Federal funds purchased and repurchase agreements with customers.

(g) Average borrowings increased in 2003 due to higher average balances of Federal funds purchased, customer repurchase agreements and Federal Home Loan Bank ("FHLB") advances.

(h) Average deposits in 2003 decreased largely due to a $27.2 million reduction in brokered and national market certificates of deposit during the 12 months ended December 31, 2003.

Year ended December 31, 2002 compared to year ended December 31, 2001. Net interest income decreased $471,000, or 3.5 percent, to $13.1 million. Net interest spread and net interest margin adjusted to 2.29 and 2.51 percent, respectively, for the 12-month period ended December 31, 2002 from 2.25 and 2.63, respectively, for the 12-month period ended December 31, 2001.

Net interest income for the 12-month periods ended December 31, 2002 and 2001 reflected mark-to-market losses on the value of derivative contracts totaling ($779,000) and ($184,000), respectively. Without the mark-to-market adjustments on these derivative contracts for the two periods, net interest margin would have been 2.66 percent for the 12 months ended December 31, 2002 and 2.67 percent for the 12 months ended December 31, 2001.

The following condensed information summarizes the major factors combining to create the changes to net interest income, spread and margin during 2002 as compared to 2001. Lettered explanations following the summary describe causes of the changes in these major factors.

Net Interest Income Analysis - 2002 vs. 2001 (1)

	For the Years Ended December 31,		Change	
	2002	2001		
	(amounts in millions)			
Total interest income decreased	$ 31.8	$ 37.6	$ (5.8)	(15)%
Due to:				
Decrease in yield on earnings assets	6.11%	7.31%	(1.20)%	(16)%
Driven by:				
Decreased yield on loans (a)	6.76%	8.17%	(1.41)%	(17)%
Decreased yield on investments (b)	5.13%	6.07%	(0.94)%	(15)%
The decreased yields were offset by:				
Increased average earning assets	$ 520.4	$ 514.4	$ 6.0	1%
Driven by:				
Increase in average loans (c)	$ 307.2	$ 293.7	$ 13.5	5%
Offset by:				
Decrease in average investments (d)	$ 214.0	$ 223.0	$ (9.0)	(4)%
Total interest expense decreased	$ 18.7	$ 24.0	$ (5.3)	(22)%
Due to:				
Decrease in cost of interest-bearing liabilities	3.82%	5.06%	(1.24)%	(25)%
Driven by:				
Decrease in cost of interest-bearing deposits (e)	2.87%	4.40%	(1.53)%	(35)%
Decrease in cost of borrowings (f)	6.36%	6.48%	(0.12)%	(2)%
These decreases in cost of interest-bearing liabilities were offset by:				
Increase in average interest-bearing liabilities	$ 490.9	$ 474.8	$ 16.1	3%
Driven by:				
Increase in average interest-bearing deposits (g)	$ 357.2	$ 324.0	$ 33.2	10%
Offset by:				
Decrease in average borrowings (h)	$ 133.6	$ 150.8	$ (17.2)	(11)%

(1) From continuing operations for all periods presented.

(a) Our decreased loan yield is reflective of the significantly lower interest rate environment during 2002. The lower rate environment was caused by several Federal Reserve reductions in the Federal funds target rate causing prime rate to decrease significantly during 2001 and continuing into 2002. The daily average prime rate in 2002 was 4.68 percent as compared to 6.91 percent in 2001. The lower prime rate caused floating rate loans to reprice at lower levels and new loans to be originated at interest rate levels lower than those originated in the prior period.

(b) The decreased yield on investments was also reflective of the lower interest rate environment during 2002.

(c) The increase in average loans was driven primarily by loan growth in the Arizona and Minnesota markets.

(d) Average investments declined in 2002 as the portfolio was restructured to better manage our capital, shift our earning asset mix from investments to loans and establish the proper forward-looking risk/reward profile for the investment portfolio.

(e) The decrease in cost of interest-bearing deposits was reflective of the lower interest rate environment during 2002. Floating rate deposit accounts repriced at lower levels and certificates of deposit renewed or were originated at lower interest rate levels than those in the prior period.

(f) Borrowing costs decreased due to the lower rate environment during 2002, the payoff of our 8 5/8 percent subordinated notes during 2001 and the adjustment of the $15.0 million floating rate subordinated debentures in response to the lower rates in 2002.

(g) Average interest-bearing deposits increased largely due to increases in the volume of our Wealthbuilder interest checking and money market accounts originating primarily in our Arizona and Minnesota markets.

(h) Average borrowings decreased due to lower averages of short-term borrowings, the pay down of $20.0 million of FHLB advances in early 2002, a continued shift in our funding base from borrowings to core deposits and the retirement of our subordinated notes, which were outstanding through August 31, 2001.

Net interest income and margin in future periods may be impacted by several factors. Changes in net interest income are dependent upon the volume and mix of interest-earning assets and interest-bearing liabilities, the movement of interest rates and the level of nonperforming assets. Achieving net interest margin growth is dependent on our ability to generate higher-yielding assets and lower cost funding sources such as deposits and borrowings. If variable index rates, such as the prime rate, were to decline, we could experience compression of our net interest margin depending upon the timing and amount of any reductions, as it is possible that interest rates paid on some deposits and borrowings may not decline as quickly, or to the same extent, as the decline in the yield on interest-rate-sensitive assets such as commercial and other loans. Competition for checking, savings and money market deposits, important sources of lower cost funds for us, is intense. We could also experience net interest margin compression if rates paid on deposits and borrowings increase, or as a result of new pricing strategies and lower rates offered on loan products in response to competitive pressures, rates on interest-bearing liabilities increase faster, or to a greater extent, than the increase in the yield on interest-rate-sensitive assets. The level and nature of the impact cannot be precisely ascertained. Federal Reserve actions in response to economic developments can vary causing prime and other rates to adjust and, in some cases, immediately impact our interest-earning assets and interest-bearing liabilities.

These factors, including the competitive environment in the markets in which we operate, the multitude of financial and investment products available to the public and the monetary policies of the Federal Reserve, can materially impact our operating results. Therefore, we cannot predict, with any degree of certainty, prospects for net interest income and net interest margin in future periods. See "Quantitative and Qualitative Disclosures About Market Risk," for information relating to the impact of fluctuating interest rates on our future net interest income prospects.

Provision for Credit Losses. We determine a provision for credit losses which we consider sufficient to maintain our allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. The provision for credit losses for the year ended December 31, 2003 was $1.5 million as compared to $1.2 million in 2002 and $1.7 million in 2001. Net loan and lease charge-offs were $1.7 million, or 0.56 percent of average loans and leases in 2003 compared with $521,000, or 0.17 percent in 2002 and $962,000, or 0.33 percent in 2001. The increase in the provision for credit losses and net charge-offs in 2003 reflected the inclusion of certain commercial credits in the nonperforming loans category and subsequent charge-off of some commercial loans.

The provision for credit losses is calculated as part of the determination of the allowance for credit losses and the related provision for credit losses is a critical accounting policy which involves consideration of a number of factors such as loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies in the loan and lease portfolio, the value of underlying collateral on problem loans, general economic conditions and our assessment of credit risk in the current loan and lease portfolio. Periodic fluctuations in the provision for credit losses result from our assessment of the adequacy of the allowance for credit losses; however, actual loan losses may vary from current estimates.

The allowance for loan losses totaled $4.8 million at December 31, 2003 compared with $5.0 and $4.3 million at December 31, 2002 and 2001, respectively. See Note 1 to the Consolidated Financial Statements, "-Financial Condition-Loan Portfolio-Allowance for Credit Losses" and "-Critical Accounting Policies" for further discussion of the components of the allowance for credit losses, our systematic methodology for determining the adequacy of the allowance and additional data pertaining to charge-offs, recoveries and other related information.

Noninterest Income. Noninterest income, primarily driven by insurance commissions, is becoming a more significant source of revenues for us as we continue to emphasize our goal of focusing on local relationship banking and providing a broad range of financial products and services that will meet the needs of our customers, both commercial and consumer. Our noninterest income increased approximately $4.5 million, or 27.7 percent, in 2003 largely due to a full year of insurance commission income generated by Milne Scali, which we acquired in April 2002. Service charges, trust and financial services income and rental income also increased in 2003 while fees on loans, net gain on sales of securities and brokerage income declined. Noninterest income increased approximately $7.6 million, or 87.0 percent, in 2002 largely due to insurance commission income generated by Milne Scali. Fees on loans, net gain on sale of securities and service charges also increased, while brokerage income and trust and financial services income declined.

The following table presents, for the periods indicated, the major categories of our noninterest income as well as the amount and percent of change between each of the periods presented. Related information and significant changes are discussed in lettered explanations following the table:

Noninterest Income (1)

	For the Years Ended December 31,			Increase (Decrease) 2003 - 2002		2002 – 2001		
	2003	2002	2001	$	%	$	%	
	(in thousands)							
Insurance commissions	$ 14,568	$ 8,981	$ 1,891	$ 5,587	62%	$ 7,090	375%	(a)
Fees on loans	2,022	2,169	1,936	(147)	(7)%	233	12%	(b)
Trust and financial services	1,009	751	899	258	34%	(148)	(16)%	(c)
Net gain on sales of securities	968	1,870	1,396	(902)	(48)%	474	34%	(d)
Service charges	909	755	636	154	20%	119	19%	(e)
Brokerage income	420	1,094	1,407	(674)	(62)%	(313)	(22)%	(f)
Rental income	212	89	54	123	138%	35	65%	(g)
Other	704	587	495	117	20%	92	19%	
Total noninterest income	$ 20,812	$ 16,296	$ 8,714	$ 4,516	28%	$ 7,582	87%	

(1) From continuing operations for all periods presented.

(a) Insurance commissions. In 2003, insurance commissions increased due to a full year of production of Milne Scali, acquired in April 2002. Insurance commissions in 2002 increased dramatically also due to the acquisition of Milne Scali. Contingency fees (received primarily during the first quarter of each year) included in the amounts above totaled approximately $990,000, $124,000 and $27,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

(b) Fees on loans. The decrease in noninterest income loan fees in 2003 primarily reflects a decline in loan generation due to reduced loan demand which was reflective of the economic environment during 2003. The increase in loan fees for 2002 is largely attributable to loans originated and sold on the secondary market. Loan volume generation and the related loan fees associated with such loans can be subject to significant fluctuations making it difficult to anticipate the amount of loans that will be originated or placed and related loan fees that will be recognized in future periods.

(c) Trust and financial services. The 2003 increase reflects a $488,000 fee recognized by the BNC National Bank's (the "Bank's") financial services division for management of the sale of two companies on behalf of a customer. This fee was offset by decreases in other fee income in the trust and financial services division including the loss of fee income associated with the BNC U.S. Opportunities Fund LLC, which was terminated during 2003. The 2002 decrease in trust and financial services revenue is attributable to reduced fees from the BNC U.S. Opportunities Fund LLC as such fees were primarily a function of the asset size of the fund and the fund decreased during 2002. The fund's size was also negatively impacted by the overall decline in equity markets in 2002.

(d) Net gain on sales of securities. Net gain on sales of securities varies depending on the nature of investment securities sales transacted during the respective periods. The net gain on sales of securities in 2002 was primarily a result of repositioning the investment portfolio's forward-looking risk/reward profile. We cannot guarantee our ability to generate realized gains in the future such as those recognized during the most recent three years given the current absolute low level of interest rates. In the future, the investment portfolio risk/reward management process may require us to recognize net realized losses in order to optimize the forward-looking profile of the portfolio.

(e) Service charges. Service charges increased in 2003 and 2002 as the Bank continued to increase its Wealthbuilder interest checking and money market account volume along with an increase in non-interest bearing deposits which are primarily business deposit relationships that tend to utilize a greater level of fee-based deposit services.

(f) Brokerage income. In 2003, brokerage income declined largely due to the Bank having fewer brokers on staff in Minnesota. In 2002, brokerage income declined as a result of market conditions and a decrease in the number of brokers at BNC AMI, including the closing of BNC AMI's Fargo office in September.

(g) Rental income. The increase in rental income in 2003 is attributable to the rental of space associated with some of the Company's new facilities.

Noninterest Expense. Noninterest expense increased approximately $2.0 million, or 7.7 percent, in 2003 primarily as a result of the April 2002 Milne Scali acquisition and our expanding presence in the Arizona market. Noninterest expense increased approximately $7.1 million, or 39.3 percent, in 2002 also due to the April 2002 acquisition of Milne Scali and our expanded presence in the Arizona market.

The following table presents, for the periods indicated, the major categories of our noninterest expense as well as the amount and percent of change between each of the periods presented. Related information and significant changes are discussed in lettered explanations below the table:

Noninterest Expense (1)

	As of December 31,			Increase (Decrease) 2003 - 2002		2002 - 2001		
	2003	2002	2001	$	%	$	%	
	(in thousands)							
Salaries and employee benefits	$ 16,478	$ 14,723	$ 9,911	$ 1,755	12%	$ 4,812	49%	(a)
Occupancy	2,306	2,235	1,661	71	3%	574	35%	(b)
Depreciation and amortization	1,458	1,320	1,123	138	10%	197	18%	(c)
Office supplies, telephone and postage	1,214	1,106	940	108	10%	166	18%	(d)
Professional services	1,146	1,495	1,326	(349)	(23)%	169	13%	(e)
Amortization of intangible assets	1,063	881	482	182	21%	399	83%	(f)
Marketing and promotion	803	749	709	54	7%	40	6%	
FDIC and other assessments	201	214	193	(13)	(6)%	21	11%	
Repossessed and impaired asset expenses/write-offs	40	142	40	(102)	(72)%	102	255%	
Other	2,581	2,464	1,797	117	5%	667	37%	(g)
Total noninterest expense	$ 27,290	$ 25,329	$ 18,182	$ 1,961	8%	$ 7,147	39%	
Efficiency ratio	79.82%	86.22%	81.65%	(6.40)%		4.57%		(h)
Total operating expenses as a percent of average assets	4.54%	4.45%	3.33%	0.09%		1.12%		(i)

(1) From continuing operations for all periods presented.

(a) Salaries and employee benefits. The 2003 increase is largely attributable to the addition of banking personnel, particularly in the Arizona market. The 2002 increase represents the addition of approximately 85 Milne Scali employees effective April 16, 2002 as well as additional employees added in the Arizona market. Average full time equivalents for each year in the three-year period ended December 31, 2003 were 276, 253 and 189, respectively.

(b) Occupancy. Occupancy expenses remained relatively stable in 2003 as the restructuring of some of the Company's facilities leases offset expansion in the Arizona market. The 2002 increase reflects increased activity in the Arizona market and the addition of Milne Scali in April 2002.

(c) Depreciation and amortization. Depreciation and amortization expenses increased in 2003 and 2002 due to the Milne Scali acquisition along with costs associated with additional expansion in the Arizona market.

(d) Office supplies, telephone and postage. Increases in this line item in 2003 and 2002 are associated with the Milne Scali acquisition and additional expenses associated with expansion in the Arizona market.

(e) Professional services. The 2003 decrease is attributable to decreased expenses in a number of areas including brokerage clearing and retainage expense (resulting from the decrease in associated brokerage revenue), appraisal and recording fees, audit fees, other consulting fees, legal and collection fees and software support fees. The 2002 increase in professional services represents increases in legal fees (including those incurred by Milne Scali), software support fees and other consulting and investment banking fees.

(f) Amortization of intangible assets. 2003 reflects a full year of amortization of the Milne Scali books of business intangibles. The increase in 2002 primarily represents the amortization of the insurance books of business intangibles booked in the Milne Scali acquisition in April 2002.

(g) Other. The 2002 increase represents increases in several miscellaneous line items included in this category (some of which are associated with the acquisition of Milne Scali in April 2002) and include increases in insurance premiums, Office of the Comptroller of the Currency assessments, travel expenses, dues and publications, data processing fees and expenses associated with winding down the BNC AMI operations in Fargo.

(h) Noninterest expense divided by an amount equal to net interest income plus noninterest income.

(i) Total operating expenses as a percent of average assets have increased as our profile has changed from that of a traditional banking organization to an organization with a broader base of financial product and service offerings the revenues and expenses of which are generally not asset-based.

Income taxes. We recorded income tax expense of $1.6 million, $822,000 and $691,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Our effective tax rates were 29.14, 28.87 and 28.96 percent for the 12-month periods ended December 31, 2003, 2002 and 2001, respectively. The effective tax rates were lower than the statutory rates principally due to tax-exempt income on municipal securities.

The determination of current and deferred income taxes is a critical accounting policy which is based on complex analyses of many factors including interpretations of Federal and state income tax laws, the differences between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts due or owed, the timing of reversal of temporary differences and current financial accounting standards. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities. Additional detail on income taxes is provided in Note 24 to the Consolidated Financial Statements.

Financial Condition

Overview. Although subsequent sections of this discussion and analysis of financial condition address certain aspects of our major assets and liabilities in significant detail, the following two tables are presented as a general overview of the financial condition of the Company.

Total assets increased approximately $19.2 million, or 3.2 percent, between December 31, 2002 and December 31, 2003 and approximately $17.2 million, or 2.9 percent, between December 31, 2001 and December 31, 2002. Our total assets at December 31, 2003 were approximately $621.5 million.

The following table presents our assets by category as of December 31, 2003, 2002 and 2001, as well as the amount and percent of change between the dates. Significant changes are discussed in lettered notes following the table (amounts are in thousands):

Assets	As of December 31,			Increase (Decrease)				
				2003 - 2002		**2002 - 2001**		
	2003	**2002**	**2001**	**$**	**%**	**$**	**%**	
Cash and due from banks	$ 12,520	$ 16,978	$ 16,346	$ (4,458)	(26)%	$ 632	4%	(a)
Interest-bearing deposits with banks	—	159	126	(159)	(100)%	33	26%	
Federal funds sold	—	—	7,500	—	—	(7,500)	(100)%	(b)
Investment securities available for sale	262,568	208,072	211,801	54,496	26%	(3,729)	(2)%	(c)
Federal Reserve Bank and Federal Home Loan Bank stock	7,596	7,071	7,380	525	7%	(309)	(4)%	
Loans and leases, net	278,792	330,788	293,599	(51,996)	(16)%	37,189	13%	(d)
Premises and equipment, net	18,570	11,100	9,180	7,470	67%	1,920	21%	(e)
Interest receivable	2,462	2,856	3,008	(394)	(14)%	(152)	(5)%	
Other assets	15,507	4,119	4,856	11,388	276%	(737)	(15)%	(f)
Goodwill	15,089	12,210	437	2,879	24%	11,773	2,694%	(g)
Other intangible assets, net	8,373	8,875	1,734	(502)	(6)%	7,141	412%	(h)
Assets of discontinued Fargo operations	—	—	29,090	—	—	(29,090)	(100)%	(i)
Total assets	$ 621,477	$ 602,228	$ 585,057	$ 19,249	3%	$ 17,171	3%	

(a) Cash and due from banks. The 2003 decrease in cash and due from banks is primarily attributable to an account reclassification program that was implemented during 2003 and results in the Bank holding less cash at the Federal Reserve.

(b) Federal funds sold. Federal funds sold can fluctuate on a daily basis depending upon our liquidity management activities. There were no Federal funds sold outstanding at December 31, 2002 or 2003.

(c) Investment securities available for sale. During 2003, investment securities available for sale increased as loan volume decreased (see (d) below) and we maintained a somewhat static earning asset portfolio.

(d) Loans and leases. Loan volume in 2003 was negatively impacted by planned loan reductions and the completion of some financed commercial real estate projects. The loan reductions were not offset by loan growth due to a lack of loan demand driven by economic conditions during the year. The 2002 increase in loans represented loan growth primarily in the Arizona and Minnesota markets. Due to current economic and other conditions, it is difficult to predict, with any degree of certainty, loan volume in future periods.

(e) Premises and equipment, net. The 2003 increase is attributable to the purchase of the Milne Scali building in Phoenix, Arizona in March 2003 for its appraised value of $3.9 million, the construction of a facility in Scottsdale, Arizona, leasehold improvements related to the relocation of our office at 2725 East Camelback Road, Phoenix to 2425 East Camelback Road, the purchase of property in Golden Valley, Minnesota and some improvements to our office building at 322 East Main Avenue, Bismarck, North Dakota.

(f) Other assets. The 2003 increase in other assets is primarily attributable to the purchase of $10.0 million of bank-owned life insurance during the third quarter of 2003.

(g) Goodwill. Goodwill increased in 2003 due to a $2.3 million earnout payment related to the purchase of Milne Scali and the purchase of IASW in December 2003. Goodwill increased significantly in 2002 due to the acquisition of Milne Scali in April 2002.

(h) Other intangible assets. The 2002 increase in other intangible assets represents insurance books of business intangibles acquired in the Milne Scali acquisition of April 2002.

(i) Assets of discontinued Fargo operations. The Fargo branch of the Bank was sold on September 30, 2002. The assets indicated for December 31, 2001 represent the assets attributable to that branch as of that date.

Our total liabilities increased approximately $16.8 million, or 3.0 percent, between December 31, 2002 and December 31, 2003 and increased $10.1 million, or 1.8 percent, between December 31, 2001 and December 31, 2002. Total liabilities at December 31, 2003 were approximately $581.3 million. Stockholders' equity was approximately $40.2, $37.7 and $30.7 million at December 31, 2003, 2002 and 2001, respectively.

The following table presents our liabilities and stockholders' equity by category as of December 31, 2003, 2002 and 2001, as well as the amount and percent of change between the dates. Significant changes are discussed in lettered notes following the table (amounts are in thousands):

Liabilities, Subordinated Debentures and Stockholders' Equity

	As of December 31,			Increase (Decrease) 2003 - 2002		2002 - 2001		
	2003	2002	2001	$	%	$	%	
Deposits:								
Noninterest-bearing	$ 44,725	$ 44,362	$ 30,521	$ 363	1%	$ 13,841	45%	(a)
Interest-bearing -								
Savings, interest checking and money market	215,525	187,531	160,721	27,994	15%	26,810	17%	(b)
Time deposits $100,000 and over	46,569	64,905	78,969	(18,336)	(28)%	(14,064)	(18)%	(c)
Other time deposits	89,123	101,447	105,066	(12,324)	(12)%	(3,619)	(3)%	(d)
Short-term borrowings	31,383	28,120	760	3,263	12%	27,360	3,600%	(e)
FHLB advances	112,200	97,200	117,200	15,000	15%	(20,000)	(17)%	(f)
Long-term borrowings	8,640	8,561	13	79	1%	8,548	65,754%	(g)
Guaranteed preferred beneficial interests in Company's subordinated debentures	22,397	22,326	22,244	71	0%	82	0%	
Other liabilities	10,729	10,053	6,192	676	7%	3,861	62%	
Liabilities of discontinued Fargo operations	—	—	32,692	—	—	(32,692)	(100)%	(h)
Total liabilities	581,291	564,505	554,378	16,786	3%	10,127	2%	
Stockholders' equity	40,186	37,723	30,679	2,463	7%	7,044	23%	(i)
Total	$ 621,477	$ 602,228	$ 585,057	$ 19,249	3%	$ 17,171	3%	

(a) Noninterest-bearing deposits. Noninterest-bearing deposits can fluctuate significantly on a daily basis due to transactions associated primarily with commercial customers. The increase in 2002 also reflects new commercial and retail customer activity in the Arizona and Minnesota markets.

(b) Savings, interest checking and money market. Increases in this category are attributable to the continued popularity of our Wealthbuilder deposit products and reflect deposit growth primarily in the Arizona market for 2003 and in the Arizona and Minnesota markets in 2002.

(c) Time deposits $100,000 and over. Time deposits $100,000 and over declined in 2003 and 2002 primarily because of a decrease in brokered and national market certificates of deposit during the two periods. Brokered deposits totaled $18.6 million at December 31, 2003 compared to $31.4 and $34.4 million at December 31, 2002 and 2001, respectively. National certificates of deposit acquired through national networks totaled $12.9 million at December 31, 2003 compared to $27.3 million at December 31, 2002 and $34.0 million at December 31, 2001. In 2003 we allowed brokered and national market certificates of deposit to run off and be replaced by growth in the Wealthbuilder interest checking and money market account categories. In 2002, we allowed national market certificates of deposit to run off and be replaced by growth in the Wealthbuilder interest checking and money market account categories.

(d) Other time deposits. The 2003 decline is partially attributable to the $27.2 million decrease in brokered and national market certificates of deposit. Additionally, time deposits declined partly because a number of certificates of deposit, held by credit unions and other financial institutions (with balances averaging $99,000) matured and the funds were not reinvested.

(e) Short-term borrowings. The increase in short-term borrowings in 2002 reflects $15.0 million of Federal funds purchased at December 31, 2002 coupled with $13.1 million of repurchase agreements with customers. These repurchase agreements are renewable daily.

(f) FHLB advances. $10.0 million of FHLB advances held at December 31, 2002 matured in January 2003 and, during the third quarter of 2003, we converted $20.0 million of short-term FHLB advances to $30.0 million of longer term FHLB advances maturing in 2005 and 2006. Additionally, $20.0 million of FHLB advances matured in early 2002 and were not replaced due to the availability of other funding sources.

(g) Long-term borrowings. The 2002 increase reflects the $8.5 million long-term note originated at the time of the Milne Scali acquisition in April 2002.

(h) Liabilities of discontinued Fargo operations. The Fargo branch of the Bank was sold on September 30, 2002. The liabilities indicated for December 31, 2001 represent the liabilities attributable to that branch as of that date.

(i) Stockholders' equity. The increase in 2003 primarily reflects $3.8 million of earnings offset by a $1.7 million decrease in unrealized holding gains on securities available for sale, net of income taxes and reclassification adjustment. The increase in 2002 reflects $1.5 million of preferred stock issued in 2002, $2.5 million of common stock issued in conjunction with the Milne Scali acquisition in April 2002, $2.0 million of earnings recorded in 2002 and $1.1 million in after-tax unrealized holding gains on securities available for sale arising during the period.

Investment Securities Available for Sale. Our investment policy is designed to enhance net income and return on equity through prudent management of risk, ensure liquidity for cash-flow requirements, help manage interest rate risk, ensure collateral is available for public deposits, advances and repurchase agreements and manage asset diversification. In managing the portfolio, we seek a balance between current income (yield) and future market value volatility, while simultaneously managing credit and liquidity risks. The goal of this process is to maximize our longer term profitability as well as the economic performance of the portfolio over the long-term.

Investments are centrally managed in order to maximize compliance (Federal laws and regulations place certain restrictions on the amounts and types of investments we may hold) and effectiveness of overall investing activities. The primary goal of our investment policy is to contribute to our overall profitability. The objective is to purchase and own securities and combinations of securities with good risk/reward characteristics. "Good" risk/reward securities are those identified through thorough analysis of the cash flows and potential cash flows as well as market value and potential future market value of the security in question given various interest rate scenarios. Investment strategies are developed in light of a constant view of our overall asset/liability position. As it relates to investment strategies, the focus of our Asset/Liability management committee ("ALCO") is to determine the impact of interest rate changes on both future income and market value of securities in the portfolio. See "Quantitative and Qualitative Disclosures about Market Risk," for additional information relating to the impact of fluctuating interest rates on our net interest income, including income generated by our investment securities portfolio.

The following table presents the composition of the available-for-sale investment portfolio by major category as of the dates indicated:

Investment Portfolio Composition (1)

	December 31,					
	2003		2002		2001	
	Amortized cost	Estimated fair market value	Amortized cost	Estimated fair market value	Amortized cost	Estimated fair market value
	(in thousands)					
U.S. government agency mortgage-backed securities	$ 14,374	$ 14,755	$ 47,072	$ 47,576	$ 42,027	$ 41,946
U.S. government agency securities	961	1,083	4,608	5,203	4,396	4,495
Collateralized mortgage obligations	210,760	209,676	122,795	124,480	135,423	137,268
State and municipal bonds	32,909	35,056	27,276	28,815	16,952	17,481
Corporate bonds	1,939	1,998	1,938	1,998	10,329	10,611
Total investments	$ 260,943	$ 262,568	$ 203,689	$ 208,072	$ 209,127	$ 211,801

(1) From continuing operations for all periods presented.

The following table presents maturities for all securities available for sale (other than equity securities) and yields for all securities in our investment portfolio at December 31, 2003:

Investment Portfolio - Maturity and Yields

	Maturing									
	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total	
	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)
U.S. government agency mortgage-backed securities (2) (3) ..	$ —	—	$ —	—	$ 5,417	4.34%	$ 8,957	—	$ 14,374	4.89%
U.S. government agency securities (2)	—	—	961	10.18%	—	—	—	—	961	10.18%
Collateralized mortgage obligations (2) (3)	—	—	1,631	6.90%	16,074	3.74%	193,055	4.03%	210,760	4.03%
State and municipal bonds (2)	—	—	—	—	2,145	7.09%	30,764	7.06%	32,909	7.06%
Corporate bonds (2)	—	—	—	—	—	—	1,939	3.36%	1,939	3.36%
Total book value of investment securities	$ —	—	$ 2,592	8.12%	$ 23,636	4.18%	$ 234,715	4.46%	260,943	4.47%
Unrealized holding gain on securities available for sale ..									1,625	
Total investment in securities available for sale (4)									$ 262,568	4.45%

(1) Yields include adjustments for tax-exempt income; yields do not reflect changes in fair value that are reflected as a separate component of stockholders' equity (except as noted in (4) below).

(2) Based on amortized cost/book value.

(3) Maturities of mortgage-backed securities and collateralized mortgage obligations ("CMOs") are based on contractual maturities. Actual maturities may vary because obligors may have the right to call or prepay obligations with or without call or prepayment penalties.

(4) Yield reflects changes in fair value that are reflected as a separate component of stockholders' equity.

As of December 31, 2003, we had $262.6 million of available-for-sale securities in the investment portfolio as compared to $208.1 and $211.8 million at December 31, 2002 and 2001, respectively, based on fair value of the securities on those dates. During 2003, the amount of available-for-sale securities increased $54.5 million in order to maintain earning asset portfolio levels while planned loan reductions and the completion of some financed commercial real estate projects reduced the loan portfolio by $52.2 million. Much of the increase in available-for-sale securities was directed toward CMOs because of their economic risk/reward profiles (due to the structure of the CMO cash flows) relative to mortgage-backed or other types of securities and the ability to pledge such securities as collateral for borrowings at the FHLB. In the process of carrying out the portfolio management objective to purchase securities and combinations of securities with good economic risk/reward characteristics, we decreased U.S. government agency mortgage-backed securities and U.S. government agency securities by $32.8 and $4.1 million, respectively, and increased CMOs and state and municipal bonds by $85.2 and $6.2 million, respectively. Given our earnings during 2003 and the forecasted level of future earnings, we increased our holdings of state and municipal bonds by $6.2 million in order to increase our level of tax-exempt income.

The first half of 2003 saw the level of interest rates, including interest rates for mortgages, decline to record or near record lows. The pace of mortgage refinancing reached record levels in the second quarter of 2003. During the third quarter of 2003, interest rates rose from the record lows of the first half of the year. This decreased mortgage prepayments from their earlier levels. This made 2003 a volatile year for interest rates and mortgage prepayments. The ongoing portfolio management process described above and individual security risk/reward analysis led to the sale of individual securities whose forward-looking risk/reward profiles given the changed interest rate and prepayment environments were inferior to other securities available for purchase. This analysis and ongoing management of the portfolio's forward looking risk/reward profile resulted in transactions that generated net realized securities gains of $968,000 during 2003. We cannot guarantee our ability to generate realized gains in the future such as those recognized during the most recent year given the current absolute low level of interest rates. In the future, the risk/reward management process may require us to recognize net realized losses in order to optimize the forward-looking economic profile of the portfolio.

During 2002, we increased U.S. government agency mortgage-backed securities, U.S. government agency securities, and state and municipal bonds by $5.6 million, $708,000 and $11.3 million, respectively and decreased CMOs and corporate debt securities by $12.8 and $8.6 million, respectively. The $8.6 million reduction in corporate debt securities during 2002 allowed us to manage our risk-based capital position as such securities are risk-weighted at 100 percent for risk-based capital purposes. Given our earnings in the third and fourth quarters of 2002 and our then forecasted level of future earnings, we increased our holdings of state and municipal bonds by $11.3 million in order to increase our level of future tax-exempt income. In addition to the role state and municipal bonds play in managing our tax position, state and municipal bonds offer an attractive risk/reward profile when considered in combination with other securities in the portfolio (CMOs and mortgage-backed securities) and our overall balance sheet position.

In addition, during 2002, mortgage rates declined to their lowest levels in decades. This decrease in mortgage rates increased the level of mortgage refinancing and prepayments for U.S. government agency mortgage-backed securities and CMOs. The ongoing portfolio management process and individual security risk/reward analysis described above led to the sale of individual securities whose forward-looking risk/reward profiles given the lower interest rate and increased prepayment environment were inferior to other securities available for purchase. This analysis and ongoing management of the portfolio's forward looking risk/reward profile resulted in transactions that generated net realized securities gains of $1.9 million during 2002.

In 2001, as a result of 475 basis points of monetary easing over the course of the year, the yield curve experienced a significant downward shift and increase in slope relative to 2000. The ongoing portfolio management process and individual security risk/reward analysis described above led to the sale of individual securities whose forward-looking risk/reward profile given various interest rate scenarios was inferior to other securities available for purchase. The need to optimize the risk/reward profile of the portfolio as a whole in addition to the reduction in the portfolio size as more earning assets were shifted to loans resulted in transactions that generated net realized securities gains of $1.4 million.

At December 31, 2003, we held no securities of any single issuer, other than U.S. government agency securities and agency mortgage-backed securities and CMOs, that exceeded 10 percent of stockholders' equity. A significant portion of our investment securities portfolio (approximately 89 percent at December 31, 2003) was pledged as collateral for public deposits and borrowings, including borrowings with the FHLB.

Federal Reserve Bank and Federal Home Loan Bank Stock. Our equity securities consisted of $1.2 million, $1.2 million and $849,000 of Federal Reserve Bank ("FRB") stock at December 31, 2003, 2002 and 2001, respectively, and $6.4, $5.8 and $6.5 million of FHLB stock at December 31, 2003, 2002 and 2001, respectively. Our holdings in FRB stock increased due to the amount of capital stock issued by the Bank. Our holdings in FHLB stock fluctuate due to the level of FHLB advances outstanding. From 2001 to 2003, our investment in FHLB stock fluctuated with our usage of FHLB advances.

Loan Portfolio. The banking segment's primary source of income is interest earned on loans. Total loans, net of unearned income and unamortized fees and costs, decreased $52.2 million, or 15.6 percent, to $283.6 million at December 31, 2003 as compared to $335.8 million at December 31, 2002. In 2002, net loans increased $37.9 million, or 12.7 percent, as compared to December 31, 2001. The following table presents the composition of our loan portfolio as of the dates indicated:

Loan Portfolio Composition (1)

	December 31,									
	2003		2002		2001		2000		1999	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollars in thousands)									
Commercial and industrial	$ 73,001	26.2	$ 94,075	28.4	$ 103,883	35.4	$ 109,335	43.9	$ 108,593	43.2
Real estate mortgage	129,443	46.4	147,825	44.7	123,727	42.1	85,082	34.1	88,251	35.1
Real estate construction	60,056	21.5	62,926	19.0	34,225	11.7	21,879	8.8	15,684	6.3
Agricultural	12,529	4.5	18,023	5.5	19,069	6.5	15,016	6.0	15,906	6.3
Consumer/other	6,277	2.3	8,227	2.5	9,953	3.4	11,552	4.6	14,559	5.8
Lease financing	2,757	1.0	5,584	1.7	7,578	2.6	10,154	4.1	11,214	4.5
Total principal amount of loans	284,063	101.9	336,660	101.8	298,435	101.7	253,018	101.5	254,207	101.2
Unearned income and net unamortized deferred fees and costs	(508)	(0.2)	(866)	(0.3)	(511)	(0.2)	(265)	(0.1)	(198)	(0.1)
Loans, net of unearned income and unamortized fees and costs	283,555	101.7	335,794	101.5	297,924	101.5	252,753	101.4	254,009	101.1
Less allowance for credit losses	(4,763)	(1.7)	(5,006)	(1.5)	(4,325)	(1.5)	(3,588)	(1.4)	(2,872)	(1.1)
Net loans	$ 278,792	100.00	$ 330,788	100.00	$ 293,599	100.00	$ 249,165	100.00	$ 251,137	100.00

(1) From continuing operations for all periods presented.

The following table presents, for the periods indicated, the amount and percent of change in each category of loans in our loan portfolio. Significant changes are discussed in lettered explanations below the table:

Change in Loan Portfolio Composition (1)

	Increase (Decrease)				
	2003 – 2002		2002 - 2001		
	$	%	$	%	
	(dollars in thousands)				
Commercial and industrial	$ (21,074)	(22)%	$ (9,808)	(9)%	(a)
Real estate mortgage	(18,382)	(12)%	24,098	19%	(b)
Real estate construction	(2,870)	(5)%	28,701	84%	(c)
Agricultural	(5,494)	(30)%	(1,046)	(5)%	(d)
Consumer/other	(1,950)	(24)%	(1,726)	(17)%	
Lease financing	(2,827)	(51)%	(1,994)	(26)%	
Total principal amount of loans	(52,597)	(16)%	38,225	13%	
Unearned income/unamortized fees and costs	358	41%	(355)	(69)%	
Loans, net of unearned income/unamortized fees and costs	(52,239)	(16)%	37,870	13%	
Allowance for credit losses	243	5%	(681)	(16)%	
Net Loans	$ (51,996)	(16)%	$ 37,189	13%	

(1) From continuing operations for all periods presented.

(a) Commercial and industrial loans. Commercial and industrial loans decreased in 2003 due to planned loan pay-downs, loan pay- offs and the lack of loan demand due to economic conditions. The decrease in 2002 reflects general pay-down of loans in the ordinary course of business.

(b) Real estate mortgage loans. The decrease in real estate mortgage loans during 2003 reflects the completion of some financed commercial real estate projects. The increase in 2002 is attributable to commercial real estate loan growth primarily in the Arizona and Minnesota markets.

(c) Real estate construction loans. The increase in 2002 is attributable to commercial real estate construction loan growth primarily in the Arizona and Minnesota markets.

(d) Agricultural loans. The 2003 decrease is primarily due to loan pay-offs in the North Dakota market.

While prospects for loan growth appear to be developing in some of our markets, future loan growth potential is subject to volatility. Our loan portfolio is concentrated in commercial, industrial and real estate loans and we have credit concentrations in certain industries (see "-Concentrations of Credit") and certain geographic concentrations that relate to our primary market areas. A downturn in certain sectors of the economy could adversely impact our borrowers. This could, in turn, reduce the demand for loans and impact the borrowers' ability to repay their loans, while also decreasing our net interest margin. Taking a conservative posture relative to credit underwriting, we believe, is a prudent course of action, especially during weaker economic times. We believe it is in our best interest and in the interest of our stockholders to focus attention on our quality customer relationships and to avoid growth in other than high-quality credit during uncertain times. We cannot predict with any degree of certainty the full impact of current or future economic conditions on our ability to generate loan volume or the ultimate impact of economic conditions on our currently existing portfolio of loans.

Credit Policy, Underwriting, Approval and Review Procedures. We follow a uniform credit policy that sets forth underwriting and loan administration criteria. The Board of Directors (the "Board") establishes our loan policy, including lending guidelines for the various types of credit we offer based upon the recommendations of senior lending management. Credit committees may be established at either the Bank or corporate level. Our loan policy is reviewed and reaffirmed by the Board at least annually.

We delegate lending decision authority among various lending officers and the credit committees based on the size of the customer's credit relationship with BNC. All loans and commitments approved in excess of $300,000 are presented to the Board on a quarterly basis for summary review. Any exceptions to loan policies and guidelines, to the extent the credit relationship amount exceeds individual loan officer lending authorities, are subject to special approval by the Bank's Chief Credit Officer or the appropriate credit committee.

Underwriting criteria are based upon the risks associated with each type of credit offered, the related borrowers and types of collateral. In underwriting commercial loans, we emphasize the borrower's earnings history, capitalization and secondary sources of repayment. In most instances, we require third party guarantees or highly liquid collateral.

Our credit administration function includes an internal loan review department that reviews established levels of our loan portfolio on a continuous basis. Loan review personnel are not involved in any way in the credit underwriting or approval process. Additionally, our lenders, loan review staff, Chief Credit Officer, loan committees and various management team members review credit-related information monthly. Such information includes, but may not be limited to, delinquencies, classified and nonperforming assets, and other information. Such reviews are conducted in order to evaluate credit risk within our credit portfolio and to review and establish the adequacy of the allowance for credit losses.

Loan Participations. Pursuant to our lending policy, loans may not exceed 85 percent of the Bank's legal lending limit (except to the extent collateralized by U.S. Treasury securities or Bank deposits and, accordingly, excluded from the Bank's legal lending limit). To accommodate customers whose financing needs exceed lending limits and internal loan restrictions relating primarily to industry concentration, the Bank sells loan participations to outside participants without recourse. Loan participations sold on a nonrecourse basis to outside financial institutions were as follows as of the dates indicated:

Loan Participations Sold (1)

December 31, (in thousands)	
2003	$ 146,988
2002	173,895
2001	208,975
2000	187,773
1999	118,463

(1) From continuing operations for all periods presented.

The Bank generally retains the right to service the loans as well as the right to receive a portion of the interest income on the loans. Many of the loans sold by the Bank are commercial lines of credit for which balances and related payment streams cannot be reasonably estimated in order to determine the fair value of the servicing rights and/or future interest income retained by the Bank. We cannot reliably predict our ability to continue to generate or sell loan participations in future periods or the terms of any such sales.

Concentrations of Credit. Our credit policies emphasize diversification of risk among industries, geographic areas and borrowers. For purposes of the analysis of concentrations of credit as of December 31, 2003 the total outstanding loans as well as all outstanding loan commitments were included. As of December 31, 2003, we identified three concentrations of loans exceeding 10 percent of total loans and loan commitments outstanding. These concentrations were in real estate, construction and lodging places, which represented 18.9, 12.4 and 11.7 percent, respectively, of total loans and loan commitments outstanding.

The real estate loans and commitments were extended to 105 customers who are diversified across our market areas and who can generally be categorized as indicated below:

	Number of customers	Percent of total outstanding loans and loan commitments
Non-residential and apartment building operators, developers and lessors of real property	61	13.1%
Real estate holding companies	44	5.8%
Total	105	18.9%

Loans and commitments in the construction category were extended to 47 customers who are located primarily in Minnesota, Iowa, North Dakota and South Dakota and who can be generally categorized as indicated below:

	Number of customers	Percent of total outstanding loans and loan commitments
General building contractors	21	10.8%
Special trade contractors	18	1.0%
Heavy construction, excluding building	8	.6%
Total	47	12.4%

The contractors are involved in various aspects of the construction industry, including highway and street construction, water/sewer drilling, plumbing, heating and air conditioning, commercial painting, electrical, concrete and excavating and foundation contractors. Loans in this category are secured, in many cases, by construction equipment.

The lodging loans and commitments were extended to 15 customers whose properties are located throughout the United States. Loans in this category are made primarily to borrowers that have seasoned hotel portfolios and that are well diversified by location, property type and chain.

We continually monitor industry and other credit concentrations as part of our credit risk management strategies. In cases where significant concentrations exist without sufficient diversification and other mitigating factors, we generally sell loans without recourse to outside financial institutions (see "-Loan Participations").

Agricultural Loans. Our agricultural loan portfolio totals approximately $12.5 million, or 4.4 percent of total loans. Within the portfolio, loans are diversified by type and include loans to grain and/or livestock producers, agricultural real estate loans, machinery and equipment and other types of loans. The majority of our agricultural loans are extended to borrowers located in North Dakota, and are diversified over several counties. As of December 31, 2003, there were no agricultural loans classified as nonperforming.

Loan Maturities. The following table sets forth the remaining maturities of loans in each major category of our portfolio as of December 31, 2003. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments. Loan renewals are evaluated in the same manner as new credit applications:

Maturities of Loans (1)

		Over 1 year through 5 years		Over 5 years		
	One year or less	Fixed rate	Floating rate	Fixed rate	Floating rate	Total
	(in thousands)					
Commercial and industrial	$ 46,209	$ 10,984	$ 13,208	$ 1,686	$ 914	$ 73,001
Real estate mortgage	32,117	21,584	39,216	18,296	18,230	129,443
Real estate construction	45,547	434	13,395	576	104	60,056
Agricultural	5,792	2,318	1,384	1,209	1,826	12,529
Consumer/other	3,318	2,656	183	120	—	6,277
Lease financing	768	1,989	—	—	—	2,757
Total principal amount of loans	$ 133,751	$ 39,965	$ 67,386	$ 21,887	$ 21,074	$ 284,063

(1) Maturities are based upon contractual maturities. Floating rate loans include loans that would reprice prior to maturity if base rates change. See "Quantitative and Qualitative Disclosures about Market Risk," for further discussion regarding repricing of loans and other assets.

Interest Rate Caps and Floors. From time to time we may use off-balance-sheet instruments, principally interest rate caps and floors, to adjust the interest rate sensitivity of on-balance-sheet items, including loans. At January 1, 2001, we had an interest rate floor contract that qualified as a cash flow hedge of interest rate risk associated with floating rate commercial loans under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The floor contract was sold during 2001. See –"Liquidity, Market and Credit Risk," "Quantitative and Qualitative Disclosures about Market Risk," and Notes 1 and 17 to the Consolidated Financial Statements for further discussion about accounting policies applicable to derivative financial instruments and currently outstanding instruments.

Nonperforming Loans and Assets. Nonperforming loans consist of loans 90 days or more delinquent and still accruing interest, nonaccrual and restructured loans. Other nonperforming assets includes other real estate owned and repossessed assets. Our lending personnel are responsible for continuous monitoring of the quality of the loan portfolio. Officers are expected to maintain loan quality and deal with credit issues in a timely and proactive manner. Loan officers are responsible for regular reviews of past due loans in their respective portfolios. The loan portfolio is also monitored regularly and examined by our loan review personnel. Loans demonstrating weaknesses are downgraded in a timely fashion and the Board receives a listing of all such loans on a quarterly basis.

The following table sets forth, as of the dates indicated, the amounts of nonperforming loans and other assets, the allowance for credit losses and certain related ratios:

Nonperforming Assets (1)

	December 31,				
	2003	2002	2001	2000	1999
	(dollars in thousands)				
Nonperforming loans:					
Loans 90 days or more delinquent and still accruing interest	$ 38	$ 5,081	$ 983	$ 221	$ 22
Nonaccrual loans (2) (3)	7,913	2,549	3,391	343	1,620
Restructured loans (2) (3)	—	—	5	16	16
Total nonperforming loans	7,951	7,630	4,379	580	1,658
Other real estate owned and repossessed assets	—	8	70	84	1,207
Total nonperforming assets	$ 7,951	$ 7,638	$ 4,449	$ 664	$ 2,865
Allowance for credit losses	$ 4,763	$ 5,006	$ 4,325	$ 3,588	$ 2,872
Ratio of total nonperforming loans to total loans	2.80%	2.27%	1.47%	.23%	.65%
Ratio of total nonperforming assets to total assets	1.28%	1.27%	.80%	.12%	.64%
Ratio of allowance for credit losses to nonperforming loans	60%	66%	99%	619%	173%

(1) From continuing operations for all periods presented.

(2) If the Company's nonaccrual and restructured loans had been current in accordance with their original terms, we would have recognized additional interest income of $65,000, $236,000, $84,000, $29,000 and $112,000 for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(3) The interest income on nonaccrual and restructured loans actually included in our net income was $56,000, $1,000, $3,000, $6,000 and $29,000 for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

Loans 90 days or more delinquent and still accruing interest include loans over 90 days past due which we believe, based on our specific analysis of the loans, do not present doubt about the collection of interest and principal in accordance with the loan contract. Loans in this category must be well secured and in the process of collection. Our lending and management personnel monitor these loans closely.

Nonaccrual loans include loans on which the accrual of interest has been discontinued. Accrual of interest is discontinued when we believe, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed on nonaccrual status when it becomes 90 days or more past due unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, accrued but uncollected interest income applicable to the current reporting period is reversed against interest income of the current period. Accrued but uncollected interest income applicable to previous reporting periods is charged against the allowance for credit losses. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write down or charge-off of the principal balance of the loan which may necessitate additional charges to earnings. Of the $7.9 million of loans included in the nonaccrual loan category at December 31, 2003, $6.7 million relates to two commercial customers. One of the loans, with a principal balance of $4.5 million at December 31, 2003, was paid in full, including accrued interest, during January 2004. The second loan for $2.2 million is a commercial loan on which a liquidation settlement agreement has been executed. We believe the agreement will result in resolution of this problem credit during the second quarter of 2004. A charge-off of approximately $900,000 is expected as this loan is brought to full resolution and that amount had been fully reserved at December 31, 2003.

Restructured loans are those for which concessions, including a reduction of the interest rate or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. We had no restructured loans in our portfolio at December 31, 2003.

Other real estate owned and repossessed assets represents properties and other assets acquired through, or in lieu of, loan foreclosure. Such properties and assets are included in other assets in the consolidated balance sheets. They are initially recorded at fair value at the date of acquisition establishing a new cost basis. Write-downs to fair value at the time of acquisition are charged to the allowance for credit losses. After foreclosure, we perform valuations periodically and the real estate or assets are carried at the lower of carrying amount or fair value less cost to sell. Write-downs, revenues and expenses incurred subsequent to foreclosure are charged to operations as recognized/incurred. We had no outstanding other real estate owned or repossessed assets at December 31, 2003.

Our ratios of total nonperforming loans to total loans, and total nonperforming assets to total assets, increased between December 31, 2002 and December 31, 2003. The ratio of the allowance for credit losses to nonperforming loans decreased between December 31, 2002 and December 31, 2003. This ratio at December 31, 2003 was 60 percent as compared to 66 percent at December 31, 2002. This decrease (and the increase in the other asset quality ratios mentioned above) is primarily attributable to the previously mentioned commercial loan that was paid in full during January 2004. Without this sizable credit, the above-mentioned ratios would be significantly positively impacted. Additionally, the pending resolution of the $2.2 million commercial credit also mentioned above should positively impact our asset quality ratios.

Potential Problem Loans. In accordance with accounting standards, we identify loans considered impaired and the valuation allowance attributable to these loans. Impaired loans generally include loans on which we believe, based on current information and events, it is probable that we will not be able to collect all amounts due in accordance with the terms of the loan agreement and which are analyzed for a specific reserve allowance. We generally consider all loans risk-graded substandard and doubtful as well as nonaccrual and restructured loans as impaired. Potential problem loans at December 31, 2003, not including the past due, nonaccrual and restructured loans reported above, totaled $3.1 million as compared to $5.8 million at December 31, 2002. A significant portion of these potential problem loans are not in default but may have characteristics such as recent adverse operating cash flows or general risk characteristics that the loan officer feels might jeopardize the future timely collection of principal and interest payments. The ultimate resolution of these credits is subject to changes in economic conditions and other factors. These loans are closely monitored to ensure that our position as creditor is protected to the fullest extent possible.

Allowance for Credit Losses. Credit risk is the risk of loss from a customer default. We have in place a process to identify and manage our credit risk. The process includes initial credit review and approval, periodic monitoring to measure compliance with credit agreements and internal credit policies, internal credit review, monitoring changes in the risk ratings of loans and leases, identification of problem loans and leases and special procedures for collection of problem loans and leases. The risk of loss is difficult to quantify and is subject to fluctuations in values and general economic conditions and other factors. As discussed previously, the determination of the allowance for credit losses is a critical accounting policy, which involves estimates and our judgment on a number of factors such as net charge-offs, delinquencies in the loan and lease portfolio and general and economic conditions. We consider the allowance for credit losses of $4.8 million adequate to cover losses inherent in the loan and lease portfolio as of December 31, 2003. However, no assurance can be given that we will not, in any particular period, sustain loan and lease losses that are sizable in relation to the amount reserved, or that subsequent evaluations of the loan and lease portfolio, in light of factors then prevailing, including economic conditions and our ongoing credit review process, will not require significant increases in the allowance for credit losses. A protracted economic slowdown and/or a decline in commercial, industrial or real estate segments may have an adverse impact on the adequacy of the allowance for credit losses by increasing credit risk and the risk of potential loss. See Notes 1 and 7 to the Consolidated Financial Statements and "-Critical Accounting Policies" for further information concerning accounting policies associated with the allowance for credit losses.

We maintain our allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. The loan and lease portfolio and other credit exposures are reviewed regularly to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, we evaluate the allowance necessary for specific nonperforming loans and also estimate losses in other credit exposures. The resultant three allowance components are specific reserves, reserves for homogeneous loan pools and a qualitative reserve. These components are fully described under "Critical Accounting Policies."

Continuous credit monitoring processes and the analysis of loss components is the principal method we rely upon to ensure that changes in estimated credit loss levels are reflected in our allowance for credit losses on a timely basis. We also consider experience of peer institutions and regulatory guidance in addition to our own experience.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The amount of the allowance for credit losses is highly dependent upon our estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers, lessees or properties. These estimates are reviewed periodically. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined appropriate through the application of the above processes and those discussed below in the "Critical Accounting Policies" section.

At yearend 2003, our total allowance was $4.8 million which equates to approximately 3.8 and 4.1 times the average charge-offs for the last three and five years, respectively, and 4.5 and 5.0 times the average net charge-offs for the same three-and five-year periods, respectively. Because historical charge-offs are not necessarily indicative of future charge-off levels, we also give consideration to other risk indicators when determining the appropriate allowance level. Those risk factors have been summarized above. Our charge-off policy is generally consistent with regulatory standards.

Our Chief Credit Officer and Vice President-Internal Audit/Credit Review have the primary responsibility of affirming our systematic allowance methodology, performing credit loss migration analyses and assessing the allowance components in relation to estimated and actual charge-off trends. This analysis is presented to members of management who are responsible for assessing and reporting on the appropriateness of the allowance for credit losses as well as recommending revisions to our methodology for determining the adequacy of the allowance as they become necessary.

Concentrations of credit risk are discussed under "-Concentrations of Credit." Concentrations exist in real estate, construction and lodging places loans and commitments. Additionally, a geographic concentration of credit risk also arises because we have historically operated primarily in the upper Midwest with 67 percent of loans outstanding as of December 31, 2003 having been extended to customers in Minnesota, North Dakota and South Dakota. As of December 31, 2003, 29 percent of our loans had been extended to customers in Arizona. Other groups of credit risk may not constitute a significant concentration, but are analyzed based on other evident risk factors for the purpose of determining an adequate allowance level.

Nonperforming and potential problem loans are defined and discussed under "-Nonperforming Loans and Assets" and "-Potential Problem Loans." Many of these loans are specifically analyzed for purposes of determining the adequacy of the allowance for credit losses.

Estimating the risk and amount of loss on any loan is subjective and ultimate losses may vary from current estimates. Although we believe that the allowance for credit losses is adequate to cover probable losses in the loan and lease portfolio, there can be no assurance that the allowance will prove sufficient to cover actual credit losses in the future. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of our allowance for credit losses. Such agencies may require us to make additional provisions to the allowance based upon their judgments about information available to them at the time of their examination.

The following table summarizes, for the periods indicated, activity in the allowance for credit losses, including amounts of loans charged-off, amounts of recoveries, additions to the allowance charged to operating expense, the ratio of net charge-offs to average total loans, the ratio of the allowance to total loans at the end of each period and the ratio of the allowance to nonperforming loans:

Analysis of Allowance for Credit Losses (1)

	For the Years ended December 31,				
	2003	2002	2001	2000	1999
	(dollars in thousands)				
Balance of allowance for credit losses, beginning of period	$ 5,006	$ 4,325	$ 3,588	$ 2,872	$ 2,854
Charge-offs:					
Commercial and industrial	1,508	408	542	574	1,090
Real estate mortgage	189	9	99	58	10
Agricultural	10	—	—	16	35
Consumer/other	23	75	213	39	137
Lease financing	90	165	411	68	18
Total charge-offs	1,820	657	1,265	755	1,290
Recoveries:					
Commercial and industrial	73	86	140	100	86
Real estate mortgage	7	8	30	96	1
Agricultural	—	4	1	33	—
Consumer/other	11	11	132	25	71
Lease financing	11	27	—	15	12
Total recoveries	102	136	303	269	170
Net charge-offs	(1,718)	(521)	(962)	(486)	(1,120)
Provision for credit losses charged to operations	1,475	1,202	1,699	1,202	1,138
Balance of allowance for credit losses, end of period	$ 4,763	$ 5,006	$ 4,325	$ 3,588	$ 2,872
Ratio of net charge-offs to average loans	(0.56)%	(0.17)%	(0.33)%	(0.20)%	(0.46)%
Average gross loans outstanding during the period	$ 308,115	$ 307,227	$ 293,716	$ 244,526	$ 246,148
Ratio of allowance for credit losses to total loans	1.68%	1.49%	1.45%	1.42%	1.13%
Ratio of allowance for credit losses to nonperforming loans	60%	66%	99%	619%	173%

(1) From continuing operations for all periods presented.

Of the $1.8 million of charge-offs for the year ended December 31, 2003, approximately $1.3 million relates to one commercial contractor. The Bank is continuing the liquidation process with this credit, which has been fully charged-off. Due to further liquidation efforts, the Bank may recover some of the previously charged-off amounts.

Our ratio of allowance for credit losses to nonperforming loans decreased from 66 percent at December 31, 2002 to 60 percent at December 31, 2003. See "-Nonperforming Loans and Assets" for a discussion of the specific loans responsible for this decrease and the facts and circumstances surrounding the status of the loans.

The table below presents, for the periods indicated, an allocation of the allowance for credit losses among the various loan categories and sets forth the percentage of loans in each category to gross loans. The allocation of the allowance for credit losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions.

Allocation of the Allowance for Loan Losses (1)

	December 31,									
	2003		2002		2001		2000		1999	
	Amount of allowance	Loans in category as a percentage of total gross loans	Amount of allowance	Loans in category as a percentage of total gross loans	Amount of allowance	Loans in category as a percentage of total gross loans	Amount of allowance	Loans in category as a percentage of total gross loans	Amount of allowance	Loans in category as a percentage of total gross loans
	(dollars in thousands)									
Commercial and industrial	$ 2,093	26%	$ 2,344	28%	$ 2,586	34%	$ 2,066	42%	$ 1,356	43%
Real estate mortgage	1,976	46%	1,836	44%	1,038	42%	702	34%	712	35%
Real estate construction	395	21%	398	19%	137	11%	112	10%	151	6%
Agricultural	211	4%	231	5%	267	6%	342	6%	220	6%
Consumer/other	68	2%	85	2%	118	5%	128	5%	138	6%
Lease financing	20	1%	112	2%	179	2%	145	3%	88	4%
Unallocated	—	0%	—	0%	—	0%	93	0%	207	0%
Total	$ 4,763	100%	$ 5,006	100%	$ 4,325	100%	$ 3,588	100%	$ 2,872	100%

(1) From continuing operations for all periods presented.

Deposits. Our core deposits consist of noninterest- and interest-bearing demand deposits, savings deposits, money market deposit accounts, certificates of deposit under $100,000, certain certificates of deposit of $100,000 and over and public funds. Total deposits were $395.9 million at December 31, 2003 compared with $398.2 and $375.3 million at December 31, 2002 and 2001, respectively. We use these deposits, along with other borrowed funds, to support our asset base.

The following table sets forth, for the periods indicated, the distribution of our average deposit account balances and average cost of funds rates on each category of deposits. See "Results of Operations-Net Interest Income" for an explanation of changes in deposit volume and costs during the periods presented:

Average Deposits and Deposit Costs (1)

	For the Years Ended December 31,								
	2003			2002			2001		
	Average balance	Percent of deposits	Wgtd. avg. rate	Average balance	Percent of deposits	Wgtd. avg. rate	Average balance	Percent of deposits	Wgtd. avg. rate
	(dollars in thousands)								
Interest checking and MMDAs	$186,796	48.69%	1.17%	$ 174,108	44.51%	1.64%	$ 147,775	41.92%	3.16%
Savings deposits	6,052	1.58%	0.84%	4,511	1.15%	0.86%	3,758	1.07%	1.49%
Time deposits (CDs):									
CDs under $100,000	94,820	24.72%	3.18%	104,964	26.83%	3.88%	98,639	27.99%	5.35%
CDs $100,000 and over	55,928	14.58%	3.91%	73,639	18.83%	4.46%	73,806	20.94%	5.76%
Total time deposits	150,748	39.30%	3.45%	178,603	45.66%	4.12%	172,445	48.93%	5.52%
Total interest-bearing deposits	343,596	89.57%	2.16%	357,222	91.32%	2.87%	323,978	91.92%	4.40%
Noninterest-bearing demand deposits	40,022	10.43%	—	33,951	8.68%	—	28,474	8.08%	—
Total deposits	$383,618	100.00%	1.94%	$ 391,173	100.00%	2.62%	$ 352,452	100.00%	4.04%

(1) From continuing operations for all periods presented.

At times earning asset growth can outpace core deposit growth resulting in the use of brokered and out of market certificates of deposit and other borrowed funds. See "-Borrowed Funds." This trend has been common in the banking industry because of the proliferation of nonbank competitors and the multitude of financial and investment products available to customers as well as the need to utilize such funds in the process of our overall balance sheet management. At times, access to brokered and out of market deposits is available at maturities and rates more favorable than those available in our local markets. As of December 31, 2003, we held a total of $12.9 million of national market certificates of deposit and $18.6 million of certificates of deposit acquired through brokers. Under current Federal Deposit Insurance Corporation regulations, only "well capitalized" financial institutions may fund themselves with brokered deposits without prior approval of regulators. Our Bank was well capitalized at December 31, 2003. See "Capital Resources and Expenditures" and Note 18 to the Consolidated Financial Statements for a summary of the capital status of the Bank.

Time deposits in denominations of $100,000 and more totaled $46.6 million at December 31, 2003 as compared to $64.9 and $79.0 million at December 31, 2002 and 2001, respectively. The following table sets forth the amount and maturities of time deposits of $100,000 or more as of December 31, 2003:

Time Deposits of $100,000 and Over

(in thousands)

Maturing in:	
3 months or less	$ 10,109
Over 3 months through 6 months	16,231
Over 6 months through 12 months	11,742
Over 12 months	8,487
Total	$ 46,569

Borrowed Funds. We use short-term borrowings, FHLB advances and long-term borrowings to support our asset base. Short-term borrowings include Federal funds purchased and U.S. Treasury tax and loan note option accounts and securities sold under agreements to repurchase. At December 31, 2003, short-term borrowings were $31.4 million compared to $28.1 million at December 31, 2002 and $760,000 at December 31, 2001.

The following table provides a summary of our short-term borrowings and related cost information as of, or for the periods ended, December 31:

Short-Term Borrowings (1)

	2003	2002	2001
	(dollars in thousands)		
Short-term borrowings outstanding at period end	$ 31,383	$ 28,120	$ 760
Weighted average interest rate at period end	1.41%	1.48%	2.53%
Maximum month-end balance during the period	$ 37,670	$ 28,120	$ 39,924
Average borrowings outstanding for the period	$ 21,942	$ 7,799	$ 10,206
Weighted average interest rate for the period	1.74%	1.81%	4.32%

(1) From continuing operations for all periods presented.

Note 11 to the Consolidated Financial Statements summarizes the general terms of our short-term borrowings outstanding at December 31, 2003 and 2002, including interest rates, maturity dates, weighted average yields and other applicable terms.

FHLB advances totaled $112.2, $97.2, and $117.2 million at December 31, 2003, 2002 and 2001, respectively while long-term borrowings totaled $8.6 million, $8.6 million and $13,000, respectively, for the same periods.

Notes 12 and 13 to the Consolidated Financial Statements summarize the general terms of our FHLB advances and long-term borrowings at December 31, 2003 and 2002, including interest rates, maturity dates, weighted average yields and other applicable terms.

During 2003, $15.0 million of our FHLB advances matured and we originated $30.0 million of new FHLB advances primarily for the purpose of funding the purchase of CMOs.

During 2002, $20.0 million of our FHLB advances matured and were not replaced due to the availability of other funding sources. Also during 2002, we incurred $8.5 million of long-term debt in conjunction with the acquisition of Milne Scali.

During 2001, we purchased and retired $82,000 of our 8 5/8 percent subordinated notes due May 31, 2004 ("the Notes") at a discount using cash generated from the sale of our asset-based lending subsidiary, BNC Financial Corporation, Inc. which was sold on December 31, 1999. On August 31, 2001, we redeemed the remaining $12.6 million of the Notes at par through exercise of our call option on the Notes. The remaining $12.6 million of the Notes were redeemed using a portion of the cash generated from the issuance of subordinated debentures through the establishment of BNC Statutory Trust II (see "Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures" and Note 14 to the Consolidated Financial Statements for further discussion of our subordinated debenture issuances). The transactions and redemption of the Notes during 2001 resulted in an extraordinary loss of $134,000 ($0.06 per diluted share) net of income taxes of ($70,000).

Interest Rate Caps and Floors. From time to time we may use off-balance-sheet instruments, principally interest rate caps and floors, to adjust the interest rate sensitivity of on-balance-sheet items, including borrowings. During May and June 2001, we purchased, for $1.2 million, interest rate cap contracts with notional amounts totaling $40.0 million to mitigate interest rate risk in rising-rate scenarios. The referenced interest rate is three-month LIBOR with $20.0 million of 4.50 percent contracts having three-year original maturities and $20.0 million of 5.50 percent contracts having five-year original maturities. The $20.0 million of 4.50 percent contracts having three-year original maturities will mature in the second quarter of 2004. The contracts, classified as other assets, are reflected in our December 31, 2003 consolidated balance sheet at their combined fair value of $56,000. The contracts are not being accounted for as hedges under SFAS 133. As a result, the impact of marking the contracts to fair value has been, and will continue to be, included in net interest income. During the years ended December 31, 2003 and 2002, the impact of marking the contracts to market (reflected in the consolidated income statements as an increase in interest expense on borrowings) was $80,000 and $779,000, respectively. The fair value of $56,000 as of December 31, 2003 reflects the full extent of the potential loss on the contracts should further write downs to fair value be required. See -"Liquidity, Market and Credit Risk," "Quantitative and Qualitative Disclosures about Market Risk," and Notes 1 and 17 to the Consolidated Financial Statements for further discussion about accounting policies applicable to derivative financial instruments.

Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures. In July 2000, we established a special purpose trust for the purpose of issuing $7.5 million of fixed rate subordinated debentures. The subordinated debentures qualify as Tier 1 capital up to certain limits with the balance qualifying as Tier 2 capital up to certain limits. See Note 14 to the Consolidated Financial Statements for a complete description of the fixed rate subordinated debentures.

In July 2001, we established an additional special purpose trust for the purpose of issuing $15.0 million of floating rate subordinated debentures. The subordinated debentures qualify as Tier 1 capital up to certain limits with the balance qualifying as Tier 2 capital up to certain limits. We used $12.6 million of the proceeds from the subordinated debentures issued in 2001 to retire the remaining $12.6 million of our 8 5/8 percent subordinated notes due May 31, 2004 through the exercise of the call option on the Notes. See Note 14 to the Consolidated Financial Statements for a complete description of the floating rate subordinated debentures.

Capital Resources and Expenditures. We actively monitor compliance with regulatory capital requirements, including risk-based and leverage capital measures. Under the risk-based capital method of capital measurement, the ratio computed is dependent on the amount and composition of assets recorded on the balance sheet, and the amount and composition of off-balance-sheet items, in addition to the level of capital. Note 18 to the Consolidated Financial Statements includes a summary of the risk-based and leverage capital ratios of BNCCORP and the Bank as of December 31, 2003 and 2002, including the capital ratios and capital amounts necessary to be considered "well capitalized" under prompt corrective action regulatory provisions and adequately capitalized for capital adequacy purposes. As of each of those dates, BNCCORP, Inc. and the Bank exceeded capital adequacy requirements and the Bank was considered "well capitalized" under prompt corrective action provisions.

The capital ratios of the Company and the Bank were as follows as of those dates:

	Tier 1 Risk-Based Ratio	Total Risk-Based Ratio	Tier 1 Leverage Ratio
As of December 31, 2003			
BNCCORP, consolidated	7.14%	10.63%	4.90%
BNC National Bank	10.74%	11.92%	7.37%
As of December 31, 2002			
BNCCORP, consolidated	5.92%	9.53%	4.46%
BNC National Bank	9.29%	10.45%	7.00%

Our consolidated risk-based capital ratios improved between December 31, 2002 and December 31, 2003. The improvements were attributable to increases in Tier 1 capital and total capital combined with a decrease in total risk-weighted assets. Total Tier 1 capital increased from $25.6 million at December 31, 2002 to $28.8 million at December 31, 2003. An increase in total equity capital was primarily attributable to earnings recognized during 2003. Additionally, because of the increase in total equity capital, $1.4 million more of our subordinated debentures qualified as Tier 1 capital at December 31, 2003 than at December 31, 2002. These capital increases were partially offset by an increase in intangible assets (a direct deduction from equity capital) of $2.4 million in 2003. Total risk-weighted assets declined from $433.0 million at December 31, 2002 to $403.7 million at December 31, 2003. The decrease in total risk-weighted assets was attributable to several factors, but most importantly, our decrease in loan volume. Our consolidated leverage ratio also improved between December 31, 2002 and December 31, 2003 due to the increase in Tier 1 capital offset by an increase in quarterly average assets (less intangible assets) between the two dates, from $573.7 million at December 31, 2002 to $588.6 million at December 31, 2003.

During 2003, we completed construction of our office building at 17045 North Scottsdale Road, Scottsdale, Arizona. We also purchased the Milne Scali building at 1750 East Glendale Avenue, Phoenix, Arizona, relocated our 2725 East Camelback Road office to 2425 East Camelback Road, Phoenix and made some improvements to our office building at 322 East Main Avenue, Bismarck, North Dakota. Additionally during 2003, we purchased a property in Golden Valley, Minnesota. This facility is presently undergoing renovation and is expected to open during 2004. In early 2004, we purchased property in Tucson, Arizona for future use by IASW personnel along with adjacent land for a future bank site. Capital expenditures expected in 2004 include the completion of renovation of the Golden Valley facility and could include purchase or leasing of additional facilities in our various market areas should such facilities or properties be deemed to add additional franchise value.

Off-Balance-Sheet Arrangements. In the normal course of business, we are a party to various financial instruments with off-balance-sheet risk. Such instruments help us to meet the needs of our customers, manage our interest rate risk and effectuate business combination transactions. These instruments and commitments, which we enter into for purposes other than trading, carry varying degrees of credit, interest rate or liquidity risk in excess of the amount reflected in the consolidated balance sheets. We have also entered into certain guarantee arrangements that are not reflected in the consolidated balance sheets. Each of these instruments is discussed in the following sections.

Commitments to Extend Credit. Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition in the contract. Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses and may require payment of a fee. The contractual amount represents our exposure to credit loss in the event of default by the borrower; however, at December 31, 2003, based on current information, no losses were anticipated as a result of these commitments. We manage this credit risk by using the same credit policies we apply to loans. Collateral is generally required to secure the loans covered by the commitments based on management's credit assessment of the borrower. The collateral may include marketable securities, real estate and other types of business assets of the borrower such as accounts receivable, inventory, equipment, deposit accounts and general intangibles. Since we expect some of the commitments to expire without being drawn, total commitment amounts do not necessarily represent our future liquidity requirements related to such commitments.

Commitments to extend credit are important to us in that they provide sources of liquidity to our customers. Our liquidity is impacted to the extent that the customer draws upon the commitments. Our revenues are impacted to the extent advances of funds are made and interest is earned on such advances of funds or we charge a fee for extending or maintaining the commitment. Such commitments don't typically result in material expenses for us, but rather, result in normal operating expenses involved with processing, approval and other activities associated with the extension and administration of such credit facilities. Our cash flow is impacted to the extent the commitments are drawn upon by our customers. There are no retained interests, securities issued or other indebtedness incurred by us in connection with these commitments to extend credit, and, other than the obligation to honor the commitment if drawn by the customer, there are no other obligations or liabilities, including contingent obligations or liabilities, arising from such commitments. At the present time, other than the passage of time or the nonperformance of customers under these commitments, there is no known event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in termination of such commitments to a material extent. The contractual amount of our commitments to extend credit totaled $94.1 million at December 31, 2003.

Commercial Letters of Credit. Commercial letters of credit are issued on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer's nonperformance, our credit loss exposure is the same as in any extension of credit, up to the letter's contractual amount; however, at December 31, 2003, based on current information, no losses were anticipated as a result of these commitments. We assess the borrower's credit to determine the necessary collateral, which may include marketable securities, real estate and other types of business assets of the borrower such as accounts receivable, inventory, equipment, deposit accounts and general intangibles. Since the conditions requiring us to fund letters of credit may not occur, our liquidity requirements related to such letters of credit will likely be less than the total outstanding commitments.

Commercial letters of credit are an important service provided by us to our commercial customers. Our liquidity is impacted only to the extent we must honor a commercial letter of credit due to nonperformance of the commercial customer. Our revenues are impacted to the extent we are required to perform under the letter of credit and earn interest income on the advanced funds or we charge a fee for issuing or maintaining the letter of credit. Such letters of credit typically don't result in material expenses for us, but rather, result in normal operating expenses involved with processing, approval and other activities associated with the extension and administration of such letters of credit. Our cash flow is impacted to the extent the nonperformance of the customer requires us to advance under the letter of credit. There are no retained interests, securities issued or other indebtedness incurred by us in connection with these letters of credit, and, other than the obligation to honor the letter of credit, there are no other obligations or liabilities, including contingent obligations or liabilities, arising from such letters of credit. At the present time, other than the passage of time or nonperformance of customers under their letters of credit, there is no known event, demand, commitment, trend or uncertainty that will result or is reasonably likely to result in termination of such letters of credit to a material extent. The contractual amount of our commercial letters of credit totaled $10.6 million at December 31, 2003.

Performance and Financial Standby Letters of Credit. Performance standby letters of credit are irrevocable obligations to the beneficiary on our part to make payment on account of any default by the account party in the performance of a nonfinancial or commercial obligation. Under these arrangements, we could, in the event of the account party's nonperformance, be required to pay a maximum of the amount of issued letters of credit. Under the agreements, we have recourse against the account party up to and including the amount of the performance standby letter of credit. We evaluate each account party's creditworthiness on a case-by-case basis and the amount of collateral obtained varies and is based on our credit evaluation of the account party. As of December 31, 2003, we had outstanding $641,000 of performance standby letters of credit.

Financial standby letters of credit are irrevocable obligations to the beneficiary on our part to repay money borrowed by or advanced to or for the account of the account party or to make payment on account of any indebtedness undertaken by the account party, in the event that the account party fails to fulfill its obligation to the beneficiary. Under these arrangements, we could, in the event of the account party's nonperformance, be required to pay a maximum of the amount of issued letters of credit. Under the agreements, we have recourse against the account party up to and including the amount of the financial standby letter of credit. We evaluate each account party's creditworthiness on a case-by-case basis and the amount of collateral obtained varies and is based on our credit evaluation of the account party. As of December 31, 2003, we had outstanding $43.8 million of financial standby letters of credit. $34.1 million of these letters of credit were participated to other financial institutions.

Performance and financial standby letters of credit are also an important service we provide to our commercial customers. Our liquidity is impacted only to the extent we must honor such a letter of credit due to nonperformance of the customer. Our revenues are impacted to the extent we are required to perform under the letter of credit and interest is earned on outstanding advances or if we charge a fee for issuing or administering the letter of credit. Such letters of credit typically don't result in material expenses for us, but rather, normal operating expenses involved with processing, approval and other activities associated with the extension and administration of such letters of credit. Our cash flow is impacted to the extent the nonperformance of the customer requires us to advance under the letter of credit. There are no retained interests, securities issued or other indebtedness incurred by us in connection with these letters of credit and, other than the obligation to honor the letter of credit, there are no other obligations or liabilities, including contingent obligations or liabilities, arising from such letters of credit. At the present time, other than the passage of time or nonperformance of customers under their letters of credit, there is no known event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in terminations of such letters of credit to a material extent.

Interest Rate Swaps, Caps and Floors. Interest rate swaps are contracts to exchange fixed and floating rate interest payment obligations based on a notional principal amount. From time to time we may enter into swaps to hedge our balance sheet against fluctuations in interest rates. Interest rate caps and floors are used to protect our balance sheet from unfavorable movements in interest rates while allowing benefit from favorable movements. The credit risk related to interest rate contracts is that counterparties may be unable to meet the contractual terms of the agreements. This risk is estimated by calculating the present value of the cost to replace outstanding contracts in a gain position at current market rates, reported on a net basis by counterparties. We manage the credit risk of our interest rate contracts through bilateral collateral agreements, credit approvals, limits and monitoring procedures. Additionally, we reduce the assumed counterparty credit risk through master netting agreements that permit us to settle interest rate contracts with the same counterparty on a net basis. At December 31, 2003, we held $40.0 million of interest rate caps. These caps are reflected in the December 31, 2003 balance sheet at their combined fair value of $56,000.

Interest rate swaps, caps and floors can be an effective way to hedge interest rate risk. Due to the fact that they are purchased at fair value, which is generally significantly less than the notional amount of the instrument, our liquidity is not generally materially affected by the origination of such instruments. The amount of revenues or expenses associated with such instruments is dependent upon the accounting methodology selected for the instruments (i.e., whether such instruments are officially designated as hedges under applicable accounting standards). Our current interest rate caps are not accounted for as hedges. Therefore, increases in their fair value are presented as a reduction to interest expense while decreases in interest expense. Cash flow is not affected under these instruments other than at the time of purchase and, during their life, if interest rates move in such a fashion that payments under the interest rate caps are received. There are no retained interests, securities issued or other indebtedness incurred by us in connection with these interest rate caps, and, there are no other obligations or liabilities, including contingent obligations or liabilities, arising from such interest rate caps. The interest rate caps will terminate upon their maturity dates ($20.0 million in May and June 2004 and the remaining $20.0 million in May and June 2006). Until such time as those contracts mature, there are no known events, demands, commitments, trends or uncertainties that will result in or is reasonably likely to result in termination of the contracts. We do have the option to sell the contracts at their fair value at any time.

Contingent Consideration in Business Combinations. Pursuant to the terms of the agreement related to the acquisition of Milne Scali in April 2002, additional consideration of up to $6.2 million may be payable to the former shareholders of Milne Scali, subject to Milne Scali achieving certain financial performance targets. In accordance with current accounting standards, there is no current carrying amount associated with this contractual obligation. Additionally, there are no recourse provisions associated with this contractual obligation that would enable us to recover from third parties any of the amounts paid under the contractual obligation and there are no assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the contractual obligation, we could obtain to liquidate to recover all or a portion of the amounts paid under the guarantee.

Pursuant to the terms of the agreement related to the IASW asset acquisition in December 2003, additional consideration of up to $480,000 may be payable to IASW, subject to the operation of the acquired assets achieving certain financial performance targets. In accordance with current accounting standards, there is no current carrying amount associated with this contractual obligation. Additionally, there are no recourse provisions associated with this guarantee that would enable us to recover from third parties any of the amounts paid under the guarantee and there are no assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantee, we could obtain and liquidate to recover all or a portion of the amounts paid under the guarantee.

Contingent consideration in business combinations, under current accounting standards and provided certain criteria are met, is not required to be recorded at the time of the transaction. Such contingent consideration, which may be based on the financial performance of the acquired entity or other factors, can be an effective tool in maintaining or encouraging certain levels of performance by the acquired entity. Such consideration may be critical to accomplishing the business combination. Our cash flow and liquidity are impacted to the extent the contractual financial performance is attained and we are, therefore, required to make the contingency payments. There are no known events, demands, commitments, trends or uncertainties, other than the passage of time and the financial performance of the respective acquiree, that will result in or is reasonably likely to result in termination of the contingent consideration agreements.

Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures. BNCCORP, concurrent with the issuance of preferred securities in July 2000 by BNC Capital Trust I and in July 2001 by BNC Statutory Trust II, fully and unconditionally guaranteed all obligations of the special purpose trusts related to the trust preferred securities. Note 14 to the Consolidated Financial Statements includes a full description of the nature of the established trusts and the securities issued by the trusts. There are no recourse provisions associated with these guarantees that would enable BNCCORP to recover from third parties any of the amounts paid under the guarantees and there are no assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantees, BNCCORP could obtain and liquidate to recover all or a portion of the amounts paid under the guarantees.

The trust preferred securities are important to us in that they provide for a cost-effective means of obtaining Tier 1 capital for regulatory purposes. Additionally, BNCCORP is allowed to deduct, for income tax purposes, amounts paid in respect of the securities and ultimately distributed to the holders of the preferred securities. Our consolidated interest expense reflects interest paid on the preferred securities and cash flows are impacted accordingly. There are no retained interests (other than the common stock of the trusts held by BNCCORP), securities issued (other than as described above) or additional indebtedness incurred by us in connection with these securities, and, there are no other obligations or liabilities, including contingent obligations and liabilities, arising from the securities. Due to recently issued accounting standards, the Federal Reserve is presently considering the regulatory capital status of such instruments. A change in the regulatory capital status of these existing instruments could materially impact us in that our consolidated capital ratios would decline if the securities could not be treated as Tier 1 capital (to certain limits) or Tier 2 capital (to certain limits). Should such a change in regulatory capital status be required to be implemented, BNCCORP likely would need to immediately explore opportunities for issuing other instruments that qualify as regulatory capital. It is difficult to predict, with any degree of certainty, the Federal Reserve's final decision as it pertains to the capital treatment of such instruments.

Indemnifications. In conjunction with various business combinations, we have entered into certain indemnifications with the contracting parties. Such indemnifications, although considered guarantees under current accounting standards, are not deemed to be material to our financial condition or results of operations.

Contractual Obligations, Contingent Liabilities and Commitments. As disclosed in the Notes to the Consolidated Financial Statements, we have certain contractual obligations, contingent liabilities and commitments. Certain of these commitments have been discussed in the sections above. At December 31, 2003, the aggregate contractual obligations (excluding bank deposits), contingent liabilities and commitments were as follows (in thousands):

	Payments due by period				
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Contractual Obligations:					
Total borrowings	$ 54,883	$ 35,140	—	$ 84,597	$ 174,620
Annual rental commitments under non-cancelable operating leases	1,113	1,641	1,133	435	4,322
Total	$ 55,996	$ 36,781	$ 1,133	$ 85,032	$ 178,942

	Amount of Commitment – Expiration by Period				
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Other Commercial Commitments:					
Commitments to lend	$ 79,319	$ 11,121	$ 3,320	$ 377	$ 94,137
Standby and commercial letters of credit	1,138	9,421	—	—	10,559
Total	$ 80,457	$ 20,542	$ 3,320	$ 377	$ 104,696

Liquidity, Market and Credit Risk

Our business activities generate, in addition to other risks, significant liquidity, market and credit risks. Liquidity risk is the possibility of being unable to meet all present and future financial obligations in a timely manner. Market risk arises from changes in interest rates, exchange rates, commodity prices and equity prices and represents the possibility that changes in future market rates or prices will have a negative impact on our earnings or value. Our principal market risk is interest rate risk. See "Quantitative and Qualitative Disclosures about Market Risk" for further discussion about interest rate risk and its impact on net interest income. Credit risk is the possibility of loss from the failure of a customer to perform according to the terms of a contract. We are a party to transactions involving financial instruments that create risks that may or may not be reflected on a traditional balance sheet. These financial instruments can be subdivided into three categories:

Cash financial instruments, generally characterized as on-balance-sheet items, include investments, loans, mortgage-backed securities, deposits and debt obligations.

Credit-related financial instruments, generally characterized as off-balance-sheet items, include such instruments as commitments to extend credit, commercial letters of credit and performance and financial standby letters of credit.

Derivative financial instruments, on-balance-sheet items as of January 1, 2001, include such instruments as interest rate, foreign exchange, commodity price and equity price contracts, including forwards, swaps and options.

Our risk management policies are intended to monitor and limit exposure to liquidity, market and credit risks that arise from each of these financial instruments. See "-Loan Portfolio" for a discussion of our credit risk management strategies.

Liquidity Risk Management. Liquidity risk management encompasses our ability to meet all present and future financial obligations in a timely manner. The objectives of liquidity management policies are to maintain adequate liquid assets, liability diversification among instruments, maturities and customers and a presence in both the wholesale purchased funds market and the retail deposit market.

The Consolidated Statements of Cash Flows in the Consolidated Financial Statements present data on cash and cash equivalents provided by and used in operating, investing and financing activities. In addition to liquidity from core deposit growth, together with repayments and maturities of loans and investments, we utilize brokered deposits, sell securities under agreements to repurchase and borrow overnight Federal funds. The Bank is a member of the FHLB, which affords it the opportunity to borrow funds in terms ranging from overnight to 10 years and beyond. Borrowings from the FHLB are generally collateralized by the Bank's mortgage loans and various investment securities. See "-Investment Securities" and Note 12 to the Consolidated Financial Statements. We have also obtained funding through the issuance of Subordinated Notes, subordinated debentures and long-term borrowings. See "-Borrowed Funds," "Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures" and Notes 13 and 14 to the Consolidated Financial Statements for further information on these instruments.

The following table sets forth, for the periods indicated, a summary of our major sources and (uses) of funds. This summary information is derived from the Consolidated Statements of Cash Flows:

Major Sources and Uses of Funds

	For the Years Ended December 31,		
	2003	2002	2001
		(in thousands)	
Proceeds from FHLB advances	$ 175,300	$ —	$ —
Proceeds from sales of investment securities	76,652	100,651	119,394
Proceeds from maturities of investment securities	56,598	50,984	86,414
Net (increase) decrease in loans	50,419	(35,144)	(53,132)
Net increase (decrease) in short-term borrowings	3,263	27,360	(32,467)
Net increase (decrease) in long-term borrowings	279	8,548	(13,000)
Net increase (decrease) in deposits	(2,303)	21,293	45,505
Purchases of investment securities	(193,653)	(146,985)	(162,321)
Repayments of FHLB advances	(160,300)	(20,000)	—
Additions to premises and equipment	(9,012)	(2,974)	(1,965)
Cash paid for acquisition of insurance subsidiary	(260)	(13,964)	—
Proceeds from issuance of preferred stock	—	1,500	—
Proceeds from issuance of subordinated debentures	—	—	14,429
Disposition of discontinued Fargo branch	—	(4,365)	—

Our liquidity is measured by our ability to raise cash when we need it at a reasonable cost and with a minimum of loss. Given the uncertain nature of our customers' demands as well as our desire to take advantage of earnings enhancement opportunities, we must have adequate sources of on- and off-balance-sheet funds that can be acquired in time of need. Accordingly, in addition to the liquidity provided by balance sheet cash flows, liquidity is supplemented with additional sources such as credit lines with the FHLB, credit lines with correspondent banks for Federal funds, wholesale and retail repurchase agreements, brokered certificates of deposit and direct non-brokered national certificates of deposit acquired through national deposit networks.

We measure our liquidity position on a monthly basis. Key factors that determine our liquidity are the reliability or stability of our deposit base, the pledged/non-pledged status of our investments and potential loan demand. Our liquidity management system divides the balance sheet into liquid assets, and short-term liabilities that are assumed to be vulnerable to non-replacement under abnormally stringent conditions. The excess of liquid assets over short-term liabilities is measured over a 30-day planning horizon. Assumptions for short-term liabilities vulnerable to non-replacement under abnormally stringent conditions are based on a historical analysis of the month-to-month percentage changes in deposits. The excess of liquid assets over short-term liabilities and other key factors such as expected loan demand as well as access to other sources of liquidity such as lines with the FHLB, Federal funds and those other supplemental sources listed above are tied together to provide a measure of our liquidity. We have a targeted range and manage our operations such that these targets can be achieved. We believe that our prudent management policies and guidelines will ensure adequate levels of liquidity to fund anticipated needs of on- and off-balance-sheet items. In addition, a contingency funding policy statement identifies actions to be taken in response to an adverse liquidity event.

As of December 31, 2003, we had established three additional revolving lines of credit with banks, totaling $16.5 million. At December 31, 2003, we had drawn $2.5 million on one of those lines leaving $14.0 million available under these revolving lines of credit. The lines, if drawn upon, mature daily with interest rates that float at the Federal funds rate. At December 31, 2003, we also had the ability to draw additional FHLB advances of $83.1 million based upon the mortgage loans and securities that were then pledged, subject to a requirement to purchase additional FHLB stock.

Forward-Looking Statements

Statements included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are not historical in nature are intended to be, and are hereby identified as "forward-statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We caution readers that these forward-looking statements, including without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements due to several important factors. These factors include, but are not limited to: risks of loans and investments, including dependence on local and regional economic conditions; competition for our customers from other providers of financial services; possible adverse effects of changes in interest rates including the effects of such changes on derivative contracts and associated accounting consequences; risks associated with our acquisition and growth strategies; and other risks which are difficult to predict and many of which are beyond our control.

Effects of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions are primarily monetary in nature. Therefore, banking organizations do not necessarily gain or lose due to the effects of inflation. Changes in interest rates, which are a major determinant of a financial service organization's profitability, do not necessarily correspond to changes in the prices of goods and services; however, interest rates may change in response to changes in expectations of future inflation. An analysis of a banking organization's asset and liability structure provides the best indication of how the organization is positioned to respond to changing interest rates and maintain profitability.

The financial statements and supplementary financial data have been prepared, primarily, on a historical basis, which is mandated by accounting principles generally accepted in the United States. Fluctuations in the relative value of money due to inflation or recession are generally not considered.

Recently Issued and Adopted Accounting Pronouncements

Note 1 to the Consolidated Financial Statements includes a summary of recently issued and adopted accounting pronouncements and their related or anticipated impact on the Company.

Critical Accounting Policies

Critical accounting policies are dependent on estimates that are particularly susceptible to significant change and include the determination of the allowance for credit losses and income taxes. The following have been identified as "critical accounting policies."

Allowance for Credit Losses. We maintain our allowance for credit losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of each balance sheet date. The loan and lease portfolio and other credit exposures are reviewed regularly to evaluate the adequacy of the allowance for credit losses. In determining the level of the allowance, we evaluate the allowance necessary for specific nonperforming loans and also estimate losses in other credit exposures. The resultant three allowance components are as follows:

> *Specific Reserves.* The amount of specific reserves is determined through a loan-by-loan analysis of problem loans over a minimum size that considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to make payments when due. Included in this group are those nonaccrual or renegotiated loans that meet the criteria as being "impaired" under the definition in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," ("SFAS 114"). A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Problem loans also include those credits that have been internally classified as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. Under SFAS 114, any allowance on impaired loans is generally based on one of three methods. The accounting standard requires that impaired loans be measured at either the present value of expected cash flows at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral of the loan. Specific reserves totaled $2.0 million at December 31, 2003.

Reserves for Homogeneous Loan Pools. We make a significant number of loans and leases that, due to their underlying similar characteristics, are assessed for loss as "homogeneous" pools. Included in the homogeneous pools are consumer loans and commercial loans under a certain size that have been excluded from the specific reserve allocation previously discussed. We segment the pools by type of loan or lease and using historical loss information estimate a loss reserve for each pool. Reserves for homogeneous loan pools totaled $2.6 million at December 31, 2003.

Qualitative Reserve. Our senior lending management also allocates reserves for special situations that are unique to the measurement period. These include, among other things, prevailing and anticipated economic trends, such as economic conditions in certain geographic or industry segments of the portfolio and economic trends in the retail lending sector, management's assessment of credit risk inherent in the loan portfolio, delinquency trends, historical loss experience and peer-group loss history. Our qualitative reserve totaled $185,000 at December 31, 2003.

Continuous credit monitoring processes and the analysis of loss components is the principal method we rely upon to ensure that changes in estimated credit loss levels are reflected in our allowance for credit losses on a timely basis. We also consider experience of peer institutions and regulatory guidance in addition to our own experience. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for credit losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

Loans, leases and other extensions of credit deemed uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The amount of the allowance for credit losses is highly dependent upon our estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers, lessees or properties. These estimates are reviewed periodically. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs. The related provision for credit losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined appropriate through application of the above processes.

As indicated above, we employ a systematic methodology for determining our allowance for credit losses that includes an ongoing review process and quarterly adjustment of the allowance. Our process includes periodic loan-by-loan review for loans that are individually evaluated for impairment as well as detailed reviews of other loans (either individually or in pools). This includes an assessment of known problem loans, potential problem loans and other loans that exhibit indicators of deterioration.

Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for credit losses that we believe is appropriate at each reporting date. Quantitative factors include our historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers' sensitivity to interest rate movements and borrowers' sensitivity to quantifiable external factors including commodity and finished goods prices as well as acts of nature (violent weather, fires, etc.) that occur in a particular period.

Qualitative factors include the general economic environment in our markets and, in particular, the state of certain industries in our market areas. Size and complexity of individual credits in relation to lending officers' background and experience levels, loan structure, extent and nature of waivers of existing loan policies and pace of portfolio growth are other qualitative factors that are considered in our methodology.

Our methodology is, and has been, consistently applied. However, as we add new products, increase in complexity and expand our geographic coverage, we will enhance our methodology to keep pace with the size and complexity of the loan and lease portfolio. In this regard, we may, if deemed appropriate, engage outside firms to independently assess our methodology. On an ongoing basis we perform independent credit reviews of our loan portfolio. We believe that our systematic methodology continues to be appropriate given our size and level of complexity.

While our methodology utilizes historical and other objective information, the establishment of the allowance for credit losses and the classification of loans is, to some extent, based on our judgment and experience. We believe that the allowance for credit losses is adequate, as of December 31, 2003, to cover known and inherent risks in the loan and lease portfolio. However, future changes in circumstances, economic conditions or other factors could cause us to increase or decrease the allowance for credit losses as necessary.

Allowance for Credit Losses – Impact on Earnings. As indicated above, the determined level of the allowance for credit losses involves assumptions underlying our estimates that reflect highly uncertain matters in the current period. Additionally, a different estimate that could have been used in the current period could have had a material impact on reported financial condition or results of operations. We are not aware, at this time, of known trends, commitments, events or other uncertainties reasonably likely to occur that would materially affect our methodology or the assumptions used, although changes in the qualitative and quantitative factors noted above could occur at any time and such changes could be of a material nature. We have used our assumptions to arrive at the level of the allowance for credit losses that we consider adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan and lease portfolio that have been incurred as of December 31, 2003. The qualitative and quantitative factors noted above can reasonably be expected to impact the estimates applied and cause such estimates to change from period to period.

Our allowance for credit losses of approximately $4.8 million necessitated that a provision for credit losses of approximately $1.5 million be charged to operations for the year ended December 31, 2003. Should our analysis have resulted in the need for a higher or lower allowance for credit losses, an additional or reduced amount would have been charged to operations during the period. For example, should our analysis have indicated the need for an allowance for credit losses of $5.3 million, an additional $500,000 would have been charged to the provision for loan losses resulting in net income of approximately $3.5 million as compared to the $3.8 million recorded for the year ended December 31, 2003. Had our analysis indicated the need for an allowance for credit losses of $4.3 million, the provision for credit losses would have been reduced by $500,000 resulting in net income of approximately $4.2 million as compared to the $3.8 million recorded for the period.

In the past three years there have been changes in the qualitative and quantitative factors noted above. From period to period, economic situations change, credits may deteriorate or improve and the other factors we consider in arriving at our estimates may change. However, our basic methodology for determining an appropriate allowance for credit losses has remained relatively stable. This methodology has resulted in allowance levels of $4.8,

$5.0 and $4.3 million at each of December 31, 2003, 2002 and 2001, respectively. As noted above, the amount of the provision for credit losses charged to operations is directly related to our estimates of the appropriate level of the allowance for credit losses. Charge-offs and recoveries during the applicable periods also impact the level of the allowance for credit losses resulting in a provision for credit losses that could be higher or lower in order to bring the allowance for credit losses in line with our estimates.

Income Taxes. We file consolidated Federal and unitary state income tax returns.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Such differences can relate to differences in accounting for credit losses, depreciation timing differences, unrealized gains and losses on investment securities, deferred compensation and leases, which are treated as operating leases for tax purposes and loans for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The determination of current and deferred income taxes is based on complex analyses of many factors including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts due or owed, the timing of reversals of temporary differences and current financial accounting standards. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

Quantitative and Qualitative Disclosures About Market Risk

Market risk arises from changes in interest rates, exchange rates, and commodity prices and equity prices and represents the possibility that changes in future market rates or prices will have a negative impact on our earnings or value. Our principal market risk is interest rate risk.

Interest rate risk arises from changes in interest rates. Interest rate risk can result from: (1) Repricing risk – timing differences in the maturity/repricing of assets, liabilities, and off-balance-sheet contracts; (2) Options risk – the effect of embedded options, such as loan prepayments, interest rate caps/floors, and deposit withdrawals; (3) Basis risk – risk resulting from unexpected changes in the spread between two or more different rates of similar maturity, and the resulting impact on the behavior of lending and funding rates; and (4) Yield curve risk – risk resulting from unexpected changes in the spread between two or more rates of different maturities from the same type of instrument. We have risk management policies to monitor and limit exposure to interest rate risk. To date we have not conducted trading activities as a means of managing interest rate risk. Our asset/liability management process is utilized to manage our interest rate risk. The measurement of interest rate risk associated with financial instruments is meaningful only when all related and offsetting on-and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Our interest rate risk exposure is actively managed with the objective of managing the level and potential volatility of net interest income in addition to the long-term growth of equity, bearing in mind that we will always be in the business of taking on rate risk and that rate risk immunization is not entirely possible. Also, it is recognized that as exposure to interest rate risk is reduced, so too may the overall level of net interest income and equity. In general, the assets and liabilities generated through ordinary business activities do not naturally create offsetting positions with respect to repricing or maturity characteristics. Access to the derivatives market can be an important element in maintaining our interest rate risk position within policy guidelines. Using derivative instruments, principally interest rate floors and caps, the interest rate sensitivity of specific transactions, as well as pools of assets or liabilities, is adjusted to maintain the desired interest rate risk profile. See "-Loan Portfolio-Interest Rate Caps and Floors" "-Borrowings-Interest Rate Caps and Floors" and Notes 1 and 17 to the Consolidated Financial Statements for a summary of our accounting policies pertaining to such instruments.

Our primary tool for measuring and managing interest rate risk is net interest income simulation. This exercise includes our assumptions regarding the level of interest rates and their impact on our current balance sheet. Interest rate caps and floors are included to the extent that they are exercised in the 12-month simulation period. Additionally, changes in prepayment behavior of the residential mortgage, CMOs, and mortgage-backed securities portfolios in each rate environment are captured using industry estimates of prepayment speeds for various coupon segments of the portfolio. For purposes of this simulation, projected month-end balances of the various balance sheet accounts are held constant at their December 31, 2003 levels. Cash flows from a given planning account are reinvested back into the same planning account so as to keep the month-end balance constant at its December 31, 2003 level. The static balance sheet assumption is made so as to project the interest rate risk to net interest income embedded in the existing balance sheet. With knowledge of the balance sheet's existing net interest income profile, more informed strategies and tactics may be developed as it relates to the structure/mix of growth.

We monitor the results of net interest income simulation on a quarterly basis at regularly scheduled ALCO meetings. Each quarter net interest income is generally simulated for the upcoming 12-month horizon in seven interest scenarios. The scenarios generally modeled are parallel interest ramps of +/-100bp, 200bp, and 300bp along with a rates unchanged scenario. The parallel movement of interest rates means all projected market interest rates move up or down by the same amount. A ramp in interest rates means that the projected change in market interest rates occurs over the 12-month horizon projected. For example, in the -100bp scenario, the projected prime rate will decrease from its starting point at December 31, 2003 of 4.00 percent to 3.00 percent 12 months later. The prime rate in this example will decrease $1/12^{th}$, of the overall decrease of 100 basis points each month. Given the historically low absolute level of market interest rates as of December 31, 2003, the declining rate scenario analysis was limited to -100bp for the summary table presented below and a +400bp scenario was added.

The net interest income simulation result for the 12-month horizon that covers the calendar year of 2004 is shown below. The impact of each interest rate scenario on projected net interest income is displayed before and after the impact of the $20.0 million cumulative notional original three-year interest rate cap positions on three-month LIBOR with a 4.50 percent strike and the $20.0 million cumulative notional original five-year interest rate cap positions on three-month LIBOR with a 5.50 percent strike. The impact of the cap positions is calculated by determining the fair value of the contracts at the end of the 12-month horizon using an interest rate option valuation model. The change in fair value plus any expected cash flow in the various rate scenarios is summed to determine the total net benefit/(cost) of the portfolio of interest rate cap contracts. See Notes 1 and 17 to the Consolidated Financial Statements for further discussion related to our interest rate caps and accounting policies related to these derivative instruments.

Net Interest Income Simulation (amounts in thousands)

Movement in interest rates	-100bp	Unchanged	+100bp	+200bp	+300bp	+400bp
Projected 12-month net interest income	$ 13,561	$ 14,513	$ 14,536	$ 14,324	$ 13,933	$ 13,425
Dollar change from rates unchanged scenario	$ (952)	—	$ 23	$ (189)	$ (580)	$ (1,088)
Percentage change from rates unchanged scenario	(6.56)%	—	0.16%	(1.30)%	(4.00)%	(7.50)%
Net benefit/(cost) of cumulative $40.0 million interest rate caps (1)	$ (56)	$ (50)	$ (28)	$ 18	$ 98	$ 217
Total net interest income impact with caps	$ 13,505	$ 14,463	$ 14,508	$ 14,342	$ 14,031	$ 13,642
Dollar change from unchanged w/caps	$ (958)	—	$ 45	$ (121)	$ (432)	$ (821)
Percentage change from unchanged w/caps	(6.62)%	—	0.31%	(0.84)%	(2.99)%	(5.68)%
Policy guidelines (decline limited to)	5.00%	—	5.00%	10.00%	15.00%	20.00%

(1) In May and June 2001, we purchased four interest rate cap contracts on three-month LIBOR with strikes at 4.50 percent each in the amount of $5.0 million notional with original terms of three years for total notional of $20.0 million. These contracts will expire in May and June 2004. We also purchased four interest rate cap contracts on three-month LIBOR with strikes at 5.50 percent each in the amount of $5.0 million notional with original terms of five years for total notional of $20.0 million. These contracts will expire in May and June of 2006. See Notes 1 and 17 to the Consolidated Financial Statements for further information on accounting policies related to derivative financial investments.

Our rate sensitivity position over the projected 12-month horizon is fairly stable to slightly liability sensitive. This is evidenced by the projected decrease in net interest income in most of the rising interest rate scenarios.

Because one of the objectives of asset/liability management is to manage net interest income over a one-year planning horizon, policy guidelines are stated in terms of maximum potential reduction in net interest income resulting from changes in interest rates over the 12-month period. It is no less important, however, to give attention to the absolute dollar level of projected net interest income over the 12-month period. For example, even though in the −100bp scenario, net interest income declines $958,000, or 6.62 percent, from the unchanged scenario, the level of net interest income of $13.5 million is only 0.95 percent above the $13.4 million recorded for the year ended December 31, 2003.

Our general policy is to limit the percentage decrease in projected net interest income to 5, 10, 15 and 20 percent from the rates unchanged scenario for the +/- 100bp, 200bp, 300bp and 400bp interest rate ramp scenarios, respectively. When a given scenario falls outside of these limits, such as is the case with the −100bp scenario above, the ALCO reviews the circumstances surrounding the exception and, considering the level of net interest income generated in the scenario and other related factors, may approve the exception to the general policy or recommend actions aimed at bringing the respective scenario within the general limits noted above. A targeted level of net interest income is established and approved by the Board and ALCO. This target is reevaluated and reset at each quarterly ALCO meeting.

Static gap analysis is another tool that may be used for interest rate risk measurement. The net differences between the amount of assets, liabilities, equity and off-balance-sheet instruments repricing within a cumulative calendar period is typically referred to as the "rate sensitivity position" or "gap position." The following table sets forth our rate sensitivity position as of December 31, 2003. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever occurs first:

Interest Sensitivity Gap Analysis

	Estimated maturity or repricing at December 31, 2003				
	0–3 months	4–12 months	1–5 years	Over 5 years	Total
	(dollars in thousands)				
Interest-earning assets:					
Interest-bearing deposits with banks	$ —	$ —	$ —	$ —	$ —
Investment securities (1)	10,597	25,265	91,415	135,291	262,568
FRB and FHLB Stock	7,596	—	—	—	7,596
Fixed rate loans (2)	7,805	17,738	34,851	14,081	74,475
Floating rate loans (2)	205,875	324	3,389	—	209,588
Total interest-earning assets	$ 231,873	$ 43,327	$ 129,655	$ 149,372	$ 554,227
Interest-bearing liabilities:					
Interest checking and money market accounts	$ 208,914	$ —	$ —	$ —	$ 208,914
Savings	6,611	—	—	—	6,611
Time deposits under $100,000	16,171	47,314	25,012	626	89,123
Time deposits $100,000 and over	10,108	27,974	8,487	—	46,569
Borrowings	41,383	13,500	35,140	84,597	174,620
Total interest-bearing liabilities	$ 283,187	$ 88,788	$ 68,639	$ 85,223	$ 525,837
Interest rate gap	$ (51,314)	$ (45,461)	$ 61,016	$ 64,149	$ 28,390
Cumulative interest rate gap at December 31, 2003	$ (51,314)	$ (96,775)	$ (35,759)	$ 28,390	
Cumulative interest rate gap to total assets	(8.26)%	(15.57)%	(5.75)%	4.57%	

(1) Investment securities are generally reported in the timeframe representing the earliest of repricing date, call date (for callable securities), estimated life or maturity date. Estimated lives of mortgage-backed securities and CMOs are based on published industry prepayment estimates for securities with comparable weighted average interest rates and contractual maturities.

(2) Loans are stated gross of the allowance for credit losses and are placed in the earliest timeframe in which maturity or repricing may occur.

The table assumes that all savings and interest-bearing demand deposits reprice in the earliest period presented, however, we believe a significant portion of these accounts constitute a core component and are generally not rate sensitive. Our position is supported by the fact that aggressive reductions in interest rates paid on these deposits historically have not caused notable reductions in balances.

The table does not necessarily indicate the future impact of general interest rate movements on our net interest income because the repricing of certain assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

Static gap analysis does not fully capture the impact of embedded options, lagged interest rate changes, administered interest rate products, or certain off-balance-sheet sensitivities to interest rate movements. Therefore, this tool generally cannot be used in isolation to determine the level of interest rate risk exposure in banking institutions.

Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, these analyses are not intended to be a forecast of the actual effect of changes in market interest rates such as those indicated above on the Company. Further, these analyses are based on our assets and liabilities as of December 31, 2003 (without forward adjustments for planned growth and anticipated business activities) and do not contemplate any actions we might undertake in response to changes in market interest rates.

CORPORATE DATA

Investor Relations

Brenda L. Rebel
BNCCORP, Inc.
322 East Main Avenue
Bismarck, North Dakota 58501
Telephone (701) 250-3040
Facsimile (701) 222-3653

Annual Meeting

The 2004 annual meeting of stockholders will be held on Wednesday, June 16, 2004 at 10:00 a.m. (Central Daylight Time) at The Marquette Hotel, 710 Marquette Avenue, Minneapolis, MN 55402.

Independent Public Accountants

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Securities Listing

BNCCORP, Inc.'s common stock is traded on the NASDAQ Stock Market under the symbol: "BNCC." There were 102 record holders of the Company's common stock at March 5, 2004.

COMMON STOCK PRICES(1)
For the Years Ended December 31,

	2003		2002	
	High	Low	High	Low
First Quarter	$11.10	$7.00	$8.90	$7.28
Second Quarter	$13.49	$10.64	$8.60	$7.47
Third Quarter	$15.25	$12.23	$7.75	$5.49
Fourth Quarter	$19.20	$14.62	$8.03	$5.25

(1) The quotes represent the high and low closing sales prices as reported by the NASDAQ Stock Market.

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
(800) 937-5449
www.amstock.com

Directors, BNCCORP, Inc.

Tracy Scott, CPA
Chairman of the Board

Gregory K. Cleveland, CPA
President and Chief Executive Officer

Brenda L. Rebel, CPA
Chief Financial Officer

Terrence M. Scali
President and CEO, Milne Scali & Company, Inc.

Gaylen Ghylin
EVP, Secretary & CFO Tiller Corporation d/b/a Barton Sand & Gravel Co., Commercial Asphalt Co. and Barton Enterprises, Inc.

Denise Forte-Pathroff, M.D.
Physician, private practice

John A. Hipp, M.D.
Physician, Pathology Consultants, PC

Richard M. Johnsen, Jr.
Chairman of the Board and Chief Executive Officer, Johnsen Trailer Sales, Inc.

Jerry R. Woodcox
President, Arrowhead Cleaners and Laundry, Inc.

Directors, BNC National Bank

Tracy Scott
Gregory K. Cleveland
Shawn Cleveland Goll
Neil M. Brozen
Jess Roman
David A. Zelinsky
Jerry D. Renk
Brenda L. Rebel
Richard W. Milne, Jr.
Loren Kopseng - Advisory Director

SUBSIDIARIES

BNC National Bank

Headquarters:
2425 East Camelback Road
Suite 100
Phoenix, AZ 85016

Branches:
Bismarck Main
322 East Main Avenue
Bismarck, ND 58501

Bismarck South
219 South 3rd Street
Bismarck, ND 58504

Bismarck North
801 East Century Avenue
Bismarck, ND 58503

Primrose Assisted Living Apartments
1144 College Drive
Bismarck, ND 58501

Waterford on West Century
1000 West Century Avenue
Bismarck, ND 58503

Crosby
107 North Main Street
Crosby, ND 58730

Ellendale
83 Main Street
Ellendale, ND 58436

Garrison
92 North Main
Garrison, ND 58540

Kenmare
103 1st Avenue SE
Kenmare, ND 58746

Linton
104 North Broadway
Linton, ND 58552

Stanley
210 South Main
Stanley, ND 58784

Watford City
205 North Main
Watford City, ND 58854

Minneapolis
333 South Seventh Street
Minneapolis, MN 55402

Tempe
660 South Mill Avenue
Suite 315B
Tempe, AZ 85281

Scottsdale
17045 N. Scottsdale Road
Scottsdale, AZ 85255

BNC Asset Management, Inc.:

Offices:
116 North 4th Street
Bismarck, ND 58501

333 South Seventh Street
Minneapolis, MN 55402

Milne Scali & Company, Inc.

Offices:
1750 East Glendale Avenue
Phoenix, AZ 85020-5505

660 South Mill Avenue, Ste 315B
Tempe, AZ 85281

2400 E Highway 89A, Suite B
Cottonwood, AZ 86326

6751 East Camino Principal
Tucson, AZ 85715

175 South Main Street, #800
Salt lake City, UT 84111

116 North 4th Street
Bismarck, ND 58501

322 East Main Avenue
Bismarck, ND 58501

104 North Broadway
Linton, ND 58552

502 West Main Street
Mandan, ND 58554

EXECUTIVE OFFICERS OF BNCCORP AND SUBSIDIARIES

Tracy Scott, CPA
Chairman of the Board

Gregory K. Cleveland, CPA
President and Chief Executive Officer

Brenda L. Rebel, CPA
Chief Financial Officer

Shawn Cleveland Goll, CPA
Chief Operating Officer, BNC National Bank

Mark E. Peiler, CFA
Vice President - Investment Officer

Dave Hoekstra
Chief Credit Officer

Brian Mayer
President, BNC Asset Management, Inc.

Neil M. Brozen
Senior Vice President – Trust and Financial Services

Richard W. Milne, Jr.
Chairman of the Board, Milne Scali & Company, Inc.

Terrence M. Scali
President & CEO, Milne Scali & Company, Inc.
Executive Vice President

Jess Roman
President – BNC National Bank, Arizona Market

David A. Zelinsky
President – BNC National Bank, Minnesota Market

Jerry D. Renk
President – BNC National Bank, North Dakota Market

BNCCORP, Inc.

322 East Main Avenue • Bismarck, ND 58501

Tel: 701.250.3040 • www.bnccorp.com

NASDAQ: BNCC